    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2000.


                                                      REGISTRATION NO. 333-94295
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PLAYBOY.COM, INC.

             (Exact name of registrant as specified in its charter)

                DELAWARE                                    7375                                   36-4276278
    (State or other jurisdiction of             (Primary standard industrial                    (I.R.S. employer
     incorporation or organization)             classification code number)                  identification number)

                            ------------------------


                                730 FIFTH AVENUE



                               NEW YORK, NY 10019



                           TELEPHONE: (212) 261-5000


  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------


                                  KEVIN MAYER
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                               PLAYBOY.COM, INC.
                                730 FIFTH AVENUE
                               NEW YORK, NY 10019
                           TELEPHONE: (212) 261-5000
                           FACSIMILE: (212) 957-2900


(Name, address, including zip code, and telephone number, including area code of agent for service)
                         ------------------------------

                                   COPIES TO:


         ELLEN B. CORENSWET, ESQ.                     JAY K. HACHIGIAN, ESQ.
          ALAN N. SHAPIRO, ESQ.                       RICHARD R. HESP, ESQ.
     BROBECK, PHLEGER & HARRISON LLP                  MICHAEL B. AVON, ESQ.
        1633 BROADWAY, 47TH FLOOR              GUNDERSON DETTMER STOUGH VILLENEUVE
            NEW YORK, NY 10019                      FRANKLIN & HACHIGIAN, LLP
              (212) 581-1600                             225 WYMAN STREET
                                                        WALTHAM, MA 02451
                                                          (781) 890-8800


                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / / _________
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED APRIL 12, 2000



                                          Shares


                                     [LOGO]

                               Playboy.com, Inc.

                                  Common Stock

                                  -----------


    Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be
between $     and $     per share. We will make application to list our common
stock on The Nasdaq Stock Market's National Market under the symbol "PBYI."



    The underwriters have an option to purchase a maximum of         additional
shares to cover over-allotments of shares.


    Investing in the common stock involves risks. See "Risk Factors" on page 5.

                        Underwriting
          Price to      Discounts and    Proceeds to
           Public        Commissions     Playboy.com
        -------------   -------------   -------------
Per
Share...            $              $               $
Total... $              $               $


    Delivery of the shares of common stock will be made on or about
            , 2000.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston


              Bear, Stearns & Co. Inc.


                            Banc of America Securities LLC


               The date of this prospectus is            , 2000.

                              [INSIDE FRONT COVER]

                           [COLOR ARTWORK TO FOLLOW]

                                 --------------

                               TABLE OF CONTENTS


                                         Page
                                       --------
PROSPECTUS SUMMARY...................       1
RISK FACTORS.........................       5
FORWARD-LOOKING STATEMENTS...........      19
USE OF PROCEEDS......................      20
DIVIDEND POLICY......................      20
CAPITALIZATION.......................      21
DILUTION.............................      22
SELECTED FINANCIAL DATA..............      23
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................      24
BUSINESS.............................      31



                                         Page
                                       --------

MANAGEMENT...........................      47
TRANSACTIONS WITH PLAYBOY
  ENTERPRISES........................      53
PRINCIPAL STOCKHOLDERS...............      59
DESCRIPTION OF CAPITAL STOCK.........      60
SHARES ELIGIBLE FOR FUTURE SALE......      63
UNDERWRITING.........................      65
NOTICE TO CANADIAN RESIDENTS.........      67
LEGAL MATTERS........................      68
EXPERTS..............................      68
WHERE YOU CAN FIND ADDITIONAL
  INFORMATION........................      68
INDEX TO FINANCIAL STATEMENTS........     F-1


                                 --------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION


    UNTIL            , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES TO THE FINANCIAL STATEMENTS, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. INFORMATION CONTAINED ON OUR ONLINE SITES DOES NOT CONSTITUTE PART OF THIS PROSPECTUS. REFERENCES IN THIS PROSPECTUS TO "PLAYBOY.COM," "WE," "OUR" AND "US" REFER TO
PLAYBOY.COM, INC. REFERENCES IN THIS PROSPECTUS TO "PLAYBOY ENTERPRISES" REFER TO PLAYBOY ENTERPRISES, INC. AND ITS SUBSIDIARIES, OTHER THAN PLAYBOY.COM, INC. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                               PLAYBOY.COM, INC.

OUR BUSINESS


    We are a leading Internet company dedicated to the adult entertainment interests of young men around the world. We are uniquely positioned to capitalize on the Playboy brand, which is one of the most recognized in the world, to provide a compelling Playboy online entertainment experience. We believe we are also able to exploit Playboy Enterprises' editorial, pictorial and video libraries in a variety of exciting new ways, including broadband interactive programming. Our network of sites combines Playboy's distinct attitude and vast libraries with extensive and original content, a large community of loyal users and a wealth of e-commerce offerings. Our business model is based on monetizing the growing traffic on our sites through multiple revenue streams, including e-commerce, advertising and sponsorships, subscriptions and pay-per-view.



    Our PLAYBOY.COM Web site offers original content focusing on topics such as love and sex, gaming, pop culture, campus life, travel and nightlife, Playboy Playmates and celebrities and sports. We also offer pay-per-view events such as Mardi Gras, lingerie fashion shows and parties at the Playboy Mansion. Our Playboy Cyber Club, a subscription-based Web site designed to address the privacy and security concerns of our users, offers services such as VIP access to over 45,000 photos, live Playmate chats, video clips and free online backstage passes to events and pay-per-view specials. As of February 29, 2000, we had 43,958 subscribers to the Playboy Cyber Club.



    Our e-commerce business is driven by the Playboy Store, which is the primary source for purchasing over 2,000 high margin Playboy-branded products, including apparel, videos, jewelry and collectibles. Additionally, our Playboy Marketplace enables us to receive commissions from the sale of a wide range of third party products tailored to the Playboy user such as videos, music, books, software, games, cigars, wine, consumer electronics and travel packages. In addition, in December 1999, we launched the Playboy Auctions Web site to capitalize on the thriving market for Playboy collectibles.



    We also offer a separately branded online adult entertainment site located at CYBERSPICE.COM. This site capitalizes on Playboy Enterprises' acquisition of Spice Entertainment Companies, a leading provider of adult television entertainment throughout the world. We currently generate revenues from the sale of various items in our Spice Store, including adult videos, lingerie and sensual products.



    For the month of February 2000, we had over 120 million page views and over 19 million visits to our Web sites, as audited by ABC Interactive. Our Web sites also generate significant international traffic and, in February 2000, approximately 25% of our traffic originated outside of the United States.


OUR OPPORTUNITY


    We believe that we are uniquely positioned to provide the leading online site addressing the adult entertainment interests of young men around the world. By using the power of the Playboy brand and leveraging the libraries and other assets of Playboy Enterprises, we believe we will be able to grow our online businesses more successfully than our competitors, many of which must incur significant expenses to build brand awareness. Our relationship with Playboy Enterprises provides us the following key competitive advantages:


    - online use of leading trademarks, including Playboy, Playmate and the Rabbit Head Design;

    - an extensive array of articles, interviews and cartoons from PLAYBOY magazine, as well as a photo library of more than nine million images;


    - access to over 1,500 hours of Playboy television and video programming and various exclusive rights to develop interactivity for such programming;



    - access to millions of subscribers and customers around the world; and


    - promotional space in PLAYBOY magazine and on the Playboy television networks and the ability to cross-promote the Playboy brand through multiple media.

OUR STRATEGY


    To be the leading online adult entertainment site for young men around the world, we intend to:


    - leverage our strong brand recognition;


    - maximize revenues from multiple current and future revenue streams, including e-commerce, advertising and sponsorships, subscription and pay-per-view and Playboy-branded online gaming;



    - enhance and expand adult entertainment content offerings and services, including increased broadband interactive programming; and



    - expand our international presence through joint ventures and other alliances.



RECENT DEVELOPMENTS



    On February 15, 2000, we purchased substantially all of the assets of Rouze Media, Inc., which operated a free Web site located at ROUZE.COM. Launched in September 1999, ROUZE.COM offers cutting-edge entertainment content targeted to young men, including articles, pictorials, interviews with celebrities and sports stars, interactive games and an online emporium that features trendy gifts and gadgets. As part of the transaction, a majority of the employees of Rouze Media, Inc., including its two founders, joined us. We expect to continue to operate ROUZE.COM as a separate Web site as well as to incorporate some of the ROUZE.COM content into PLAYBOY.COM and the Playboy Cyber Club.


OUR ADDRESS


    Our principal executive offices are located at 730 Fifth Avenue, New York, NY 10019. Our telephone number at that location is (212) 261-5000. Our Web sites are located at WWW.PLAYBOY.COM, WWW.ROUZE.COM and WWW.CYBERSPICE.COM.

                                  THE OFFERING


Common stock offered by us...................  shares

Common stock to be outstanding after this
  offering...................................  shares

Use of proceeds..............................  We intend to use the net proceeds of this offering to develop, enhance and expand our
                                               Web sites, including the creation of original
                                               content, to pursue e-commerce opportunities,
                                               to increase our sales and marketing
                                               activities, to enhance our technology
                                               infrastructure, to explore potential
                                               acquisitions and for other purposes. We also
                                               intend to use approximately $1.0 million of
                                               the net proceeds of this offering to repay a
                                               loan from Playboy Enterprises that was used
                                               to fund our acquisition of Rouze Media, Inc.

Proposed Nasdaq National Market symbol.......  PBYI



    The outstanding share information is based on our shares outstanding as of April 10, 2000, all of which were owned by Playboy Enterprises. This information
excludes         shares of common stock issuable upon the exercise of stock options outstanding under our option plan as of April 10, 2000 with a weighted
average exercise price of $   per share.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                            YEARS ENDED DECEMBER 31,
                                                -------------------------------------------------
                                                   1996         1997         1998         1999
                                                ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Total net revenues............................  $    1,566   $    3,391   $    5,561   $   13,601
Total cost of revenues, related party.........         393        1,407        2,597        7,165
                                                ----------   ----------   ----------   ----------
Gross profit..................................       1,173        1,984        2,964        6,436
Total operating expenses, related party.......       2,494        4,663        8,652       15,390
                                                ----------   ----------   ----------   ----------
Operating loss................................      (1,321)      (2,679)      (5,688)      (8,954)
                                                ----------   ----------   ----------   ----------
Net loss......................................  $   (1,674)  $   (3,318)  $   (6,917)  $  (11,359)
                                                ==========   ==========   ==========   ==========
Basic and diluted net loss per share..........  $    (0.08)  $    (0.16)  $    (0.34)  $    (0.56)
                                                ==========   ==========   ==========   ==========
Weighted average shares used in computing
  basic and diluted net loss per share........  20,312,500   20,312,500   20,312,500   20,312,500



                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --    $
Working capital.............................................       517
Total assets................................................     5,852
Total stockholders' equity..................................     1,402


------------------------


    As adjusted amounts reflect the sale of         shares of common stock in
this offering, assuming an initial public offering price of $    and after
deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

    ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING EVENTS ACTUALLY OCCURS, OUR BUSINESS AND FINANCIAL RESULTS MAY SUFFER. IN THIS CASE, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT WILL BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND PROSPECTS.


    We launched a free site on the Internet at WWW.PLAYBOY.COM in 1994 and launched the Playboy Cyber Club in 1997. We began generating revenues from the sale of advertising on PLAYBOY.COM in 1995, and first offered an extensive array of Playboy-branded products in 1996. In early 1999, we began operating WWW.CYBERSPICE.COM, which provides adult-oriented content and products. In February 2000, we purchased Rouze Media, Inc.



    Because we have a limited operating history, it will be difficult for you to evaluate our business and prospects. We may fail to successfully implement our business model and strategy or successfully revise our business model and strategy should industry and competitive conditions change. You should also consider the risks and uncertainties we may encounter in the new and rapidly evolving Internet, online advertising, e-commerce, broadband and gaming markets. We cannot assure you that we will be successful in addressing these risks and uncertainties. Our failure to do so could cause our business, financial condition and operating results to suffer.


WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT TO INCUR SIGNIFICANT LOSSES FOR THE FORESEEABLE FUTURE.


    We have not achieved profitability and expect to continue to incur significant losses and negative cash flow from operations for the foreseeable future. Failure to achieve or maintain profitability may negatively affect the market price of our common stock. We incurred net losses of approximately
$6.9 million in 1998 and $11.4 million in 1999. As of December 31, 1999, our accumulated net losses totaled approximately $25.2 million.



    We intend to invest heavily to further develop our Web sites and technology infrastructure, develop original content and increase our level of marketing and promotional expenditures. In addition, we expect to incur increased expenses in connection with licensing and other fees payable to Playboy Enterprises pursuant to intercompany agreements to be entered into between us and Playboy Enterprises prior to the closing of this offering. As a result, we will need to achieve significant revenue increases to become profitable. In addition, even if we become profitable, we may not sustain or increase our profits on a quarterly or annual basis in the future.



WE HAVE RELIED ON PLAYBOY ENTERPRISES TO FINANCE OUR OPERATIONS IN THE PAST, AND WE MAY NOT BE ABLE TO RELY ON PLAYBOY ENTERPRISES TO DO SO IN THE FUTURE.



    Since inception, we have not been able to fund our operations through the cash we generate from operating activities. As a result, we have relied on Playboy Enterprises to finance our ongoing operations. Following this offering, however, we may not be able to rely on Playboy Enterprises to finance our activities in whole or in part. Specifically, Playboy Enterprises' recently renegotiated credit agreement restricts Playboy Enterprises from advancing in excess of $10 million to us beginning January 1, 2000, of which approximately $4.0 million had been advanced as of February 29, 2000. We cannot be sure that this credit agreement will not be revised to further restrict Playboy Enterprises' ability to advance funds to us. Accordingly, we may need to seek other sources of financing in the event that we need additional financing in the future. We cannot be assured that other sources of financing will be available on terms favorable to us, or at all. Our business, financial condition and results of operations would be harmed if we were unable to secure additional sources of financing to satisfy our capital needs.



OUR QUARTERLY REVENUES AND OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, WHICH MAY CAUSE VOLATILITY OR A DECLINE IN THE PRICE OF OUR STOCK.



    Our revenues, expenses and operating results have varied from period to period and may fluctuate significantly in the future. If our operating results do not meet the expectations of securities analysts or investors, the share price of our common stock is likely to decline. The many factors that could cause our quarterly results to fluctuate include:



    - the number of Internet users on, and the frequency of their use of, our Web sites, because our advertising, e-commerce and subscription revenues are typically related to user traffic;


    - our ability to attract and retain advertisers, sponsors and e-commerce partners;


    - our ability to attract and retain subscribers to any of our subscription services and our pay-per-view events;



    - seasonal trends relating to the number of visitors to our Web sites and the demand for our products;


    - the impact of possible acquisitions both on our operations and on our operating results; and

    - the timing and effectiveness of any e-commerce arrangements or other strategic alliances into which we enter.


    Due to all the factors listed above and the other risks discussed in this section, you should not rely on quarter-to-quarter comparisons of our revenues and results of operations as an indication of future performance.


WE FACE INTENSE COMPETITION FOR USERS AND SUBSCRIBERS, AND SUCH COMPETITION IS LIKELY TO INCREASE IN THE FUTURE.


    We currently face intense competition for users and subscribers from numerous types of Web sites, including sites targeted at men, and from publishers and distributors of traditional media. Competition could result in less traffic to PLAYBOY.COM, CYBERSPICE.COM and ROUZE.COM, price reductions for advertising and sponsorships on our Web sites and decreased revenues from the sale of products, subscription services and pay-per-view events. Any of these results could harm our business, financial condition and operating results.


    Our ability to compete for users and subscribers depends on many factors, some of which are outside of our control. These factors include the quality and appeal of our competitors' content, the technology utilized by our competitors, the effectiveness of their sales and marketing efforts and the attractiveness of their product offerings.

    Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their free Web sites and/or subscription and pay-per-view services. These competitors may also engage in more extensive technology research and development and adopt more aggressive pricing policies for their subscription based content. As we expand internationally, we may face additional competition. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to promote their Web sites and/or services or better serve the needs of their users or subscribers. As a result, it is possible that we may have difficulty competing for users and subscribers. Additionally, increased competition could result in price reductions, lower margins and negatively impact our financial results.

IF WE ARE UNABLE TO GENERATE SIGNIFICANT REVENUES FROM ADVERTISING AND SPONSORSHIPS, OR IF WE WERE TO LOSE ONE OF OUR LARGE ADVERTISERS OR SPONSORS, OUR BUSINESS WOULD BE HARMED.


    If companies perceive PLAYBOY.COM or ROUZE.COM to be a limited or ineffective advertising medium, they may be reluctant to advertise or be a sponsor on these Web sites.



    We derive, and expect to continue to derive in the foreseeable future, a substantial portion of our revenues from the sale of advertising and sponsorships on PLAYBOY.COM. For example, approximately 43% of our revenues in 1998 and approximately 38% of our revenues in 1999 were from advertising and sponsorships. In addition, we depend on a limited number of companies for a significant part of our total advertising and sponsorship revenues. Consequently, the loss or termination of any of our large advertisers or sponsors could cause our revenues to decline.


    Our ability to generate significant advertising and sponsorship revenues and to attract a large number of advertisers and sponsors depends upon several factors, including, among others, the following:


    - the continued development of a large, demographically attractive user base on PLAYBOY.COM and ROUZE.COM;


    - our ability to maintain and increase our advertising rates given the growing number of advertising outlets on the Internet;

    - our ability to attract advertisers and sponsors from traditional media;
      and


    - our ability to provide effective advertising delivery and measurement systems.


    We compete with other Web sites, television, radio and print media for a share of advertisers' total advertising budgets. We also compete for advertisers with various online advertising networks and agencies. To a limited extent, we compete with PLAYBOY magazine and the television networks operated by Playboy Enterprises. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive advertising pricing policies and devote substantially more resources to attracting advertising customers.

WE FACE INTENSE COMPETITION FROM INTERNET AND RETAIL BUSINESSES IN SELLING PRODUCTS DIRECTLY TO CONSUMERS.

    Since the introduction of e-commerce, the number of Web sites that sell products directly to consumers has increased rapidly. We expect this number to increase in the future given the relative ease with which new Web sites can be developed. The nature of the Internet as an electronic marketplace may make it more competitive than traditional retailing environments, and increased online competition may result in reduced operating margins and loss of market share. We believe that the primary competitive factors for e-commerce are brand recognition, Web site content, ease of use, price, fulfillment speed, customer service and support and reliability. We believe that our success will depend heavily on our ability to provide a compelling and satisfying shopping experience.

    On our Web sites, we sell Playboy-branded and Spice-branded products, such as videos, clothing, jewelry and collectibles. Our success depends, in part, on our ability to offer merchandise that appeals to our customers' preferences. If we misjudge the selection of our merchandise, our image and reputation with our customers could be harmed. As a result, our sales growth could be harmed and our business, financial condition and operating results could suffer.


    We also sell numerous other third-party products on PLAYBOY.COM and ROUZE.COM, including books, music, computer software and electronics equipment. With respect to these products, we compete with numerous e-commerce merchants and the Web sites of companies that manufacture the gifts we offer. In selling products over the Internet, we also compete with stores and companies that do not distribute their products through the Internet. Many of our Internet and non-Internet competitors are larger than we are, enjoy greater economies of scale than are available to us, have substantially greater resources than we have and may be able to offer more products or more attractive prices than we can.



OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MAINTAIN OR ENHANCE AWARENESS OF THE PLAYBOY, SPICE AND ROUZE BRANDS ONLINE OR IF WE INCUR EXCESSIVE EXPENSES ATTEMPTING TO PROMOTE THESE BRANDS.



    If we fail to effectively promote and maintain the Playboy, Spice and Rouze brands online, or incur excessive expenses attempting to promote and maintain these brands, our business, financial condition and operating results may suffer. Although we will depend heavily on the Playboy brand developed by Playboy Enterprises, we will need to devote significant resources following this offering to promoting and strengthening Playboy's reputation on the Internet. We cannot assure you that Playboy Enterprises will not take actions that harm the value of its Playboy and Spice brands which would harm our business. Likewise, while we will be able to rely on Playboy Enterprises' promotion of the Spice brand, we will also need to independently develop and promote Spice's Internet presence. In order to promote the Playboy, Spice and Rouze brands online, we may need to increase our marketing budget, hire additional marketing and public relations personnel or otherwise increase our financial commitment to creating and maintaining an online brand presence for Playboy, Spice and Rouze.



OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY ACQUIRING OR RETAINING SUBSCRIBERS TO THE PLAYBOY CYBER CLUB AND OUR PAY-PER-VIEW EVENTS.



    We may not succeed in attracting a significant subscriber base for the Playboy Cyber Club and the various pay-per-view events that we intend to offer. If we are unable to acquire or retain subscribers to the Playboy Cyber Club and our pay-per-view events, our business, financial condition and operating results may suffer. We believe that there is intense competition on the Internet for providing adult targeted materials and that this competition has caused, and may continue to cause, some of our subscribers to switch to other services. In addition, some individuals may decide to use our pay sites, or view one of our pay-per-view events, out of curiosity and may later discontinue such subscription, or decide not to view other pay-per-view events. Also, we presently offer a substantial amount of content on our free Web site and this may reduce our ability to acquire or retain subscribers to our Playboy Cyber Club and our pay-per-view events.



WE DEPEND ON THIRD PARTIES FOR SOME OF THE CONTENT AND FEATURES ON PLAYBOY.COM AND ROUZE.COM, AND OUR BUSINESS COULD SUFFER IF ANY OF THESE RELATIONSHIPS ARE TERMINATED OR IF WE ARE UNABLE TO ENTER INTO ADDITIONAL RELATIONSHIPS.



    We have entered into various agreements with third parties, such as Telescan, Dark Horse and Dr. Pepper Schwartz, Ph.D., to provide original content and features which can be displayed to visitors of PLAYBOY.COM. Our ability to continue to offer compelling content on PLAYBOY.COM and ROUZE.COM will depend, in part, on agreements with third parties, and we expect to continue to enter into such agreements in the future. If any of these relationships are terminated, we cannot assure you that we will be able to replace the terminated relationship with an equally beneficial relationship, if at all. We also cannot assure you that we will be able to renew any of our current agreements when they expire, or, if we are, that we will be able to do so on acceptable terms. We also do not know whether we will be successful in entering into additional relationships, or that any additional relationships, if entered into, will be on terms favorable to us. In addition, the success of these relationships may also be dependent on factors which are beyond our control, such as the quality of the content or services provided by third parties.


SOME OF OUR MANAGEMENT PERSONNEL WILL BE HIRED IN THE NEAR FUTURE, AND WE WILL DEPEND ON THEM FOR OUR FUTURE SUCCESS.


    Our success will depend in large part on the contributions of our senior management team. We recently hired a new chief executive officer and senior vice president of sales and marketing and expect to hire a new chief financial officer in the near future. Accordingly, we cannot assure you that our management team will be able to work effectively or successfully to manage our operations. In addition, the loss of the services of any of our management personnel, particularly our chief executive officer, could harm our business, financial condition and operating results. We do not carry key person life insurance on any of our personnel.


WE COULD FACE ADDITIONAL RISKS AND CHALLENGES AS WE EXPAND INTERNATIONALLY AND MAY FACE UNEXPECTED COSTS IN DEVELOPING INTERNATIONAL REVENUES.

    We plan to focus on increasing the localized content and products we provide to our international audiences. As part of this strategy, we intend to enter into joint venture and licensing arrangements. Expansion into new geographical territories will require considerable management and financial resources and may harm our business, financial condition and operating results. Expanding internationally could subject us to numerous challenges and risks, including, but not limited to, the following:

    - the availability of attractive joint venture and licensing partners;

    - political and economic conditions in various jurisdictions;

    - fluctuations in currency exchange rates;

    - the potential need for opening and managing distribution centers abroad;
      and

    - difficulties in protecting intellectual property rights in foreign countries.

    We cannot assure you that one or more of these factors would not harm any current or future international operations and our business as a whole.


WE MAY NOT BE SUCCESSFUL IN DEVELOPING OR IMPLEMENTING ONLINE GAMING ON OUR WEB SITE, AND THIS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.



    We cannot predict whether we will be able to succesfully develop or implement online gaming on our Web sites. Expanding our business may require us to expend significant amouts of capital to be able to contend with competitors that have more online gaming experience than we do and may also have greater resources to devote to online gaming. Also, as specified in the intercompany agreements entered into between us and Playboy Enterprises, if online gaming on our Web sites inhibits Playboy Enterprises' ability to obtain a license for a Playboy-branded gaming casino, we will be obligated to terminate online gaming on our Web sites. In addition, online gaming on our Web sites will be limited to users located in jurisdictions where online gaming is legal, which currently excludes the United States among other countries. We cannot assure you that we will be successful in implementing or marketing our online gaming activities to this international audience.



    In addition, even if we are able to successfully implement online gaming on our Web sites, we may incur significant losses if users win unanticipated amounts of prize money. We cannot assure you that we will be able to accurately predict the amounts of money that may be won by users of our potential online gaming sites, and we may not have enough capital to cover these winnings. We may also not be able to obtain an insurance policy to adequately protect us against unanticipated losses on our potential online gaming sites. If we are unable to develop or implement online gaming, if we are forced to terminate online gaming on our Web sites or if users win unanticipated amounts of money, our financial results may suffer and our stock price could decline.


WE MAY NOT EFFECTIVELY MANAGE OUR GROWTH, AND THIS COULD HARM OUR BUSINESS.

    Our historical growth has placed, and any further growth is likely to place, a significant strain on our resources. We expect that the number of our employees, including management-level employees, content developers and sales representatives, will continue to increase for the foreseeable future. As we grow, we may need to implement new operational and financial systems and managerial controls and procedures. In addition, we will need to continually train and manage our growing workforce. If we do not manage our growth effectively, our business, financial condition and operating results will be harmed.

THERE IS INTENSE COMPETITION FOR HIRING PERSONNEL IN THE INTERNET INDUSTRY, AND WE MAY NOT BE ABLE TO HIRE AND RETAIN QUALIFIED EMPLOYEES.

    Our business, financial condition and operating results depend in part on our ability to attract, retain and motivate highly skilled employees. Competition for employees in the Internet industry is intense, and many other Internet companies have substantially greater financial resources than we do to attract and retain qualified personnel from this limited pool of attractive candidates. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In addition, some people that we may attempt to hire could be subject to non-competition agreements which could impede our recruitment efforts. As a result, we cannot be sure that we will be able to hire and retain the appropriate personnel in the future.

IF WE FAIL TO EFFICIENTLY MANAGE OUR PRODUCT SALES, OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD BE HARMED.


    Our business depends in part on our continued ability to sell a variety of products on our Web sites, including Playboy-branded and Spice-branded merchandise. We currently fulfill, and provide customer service for, the Playboy-branded and Spice-branded merchandise, as well as other products offered on CYBERSPICE.COM, pursuant to an agreement with Playboy Enterprises. Playboy Enterprises has announced that it is exploring strategic alternatives for its operations in Itasca, Illinois, which currently provides us with various product fulfillment and customer service functions. If these operations are sold, and we are unable to provide for product fulfillment and customer service through a third party, our business would be harmed. With respect to the sale of other products, we depend on the willingness of other companies to allow us to offer their products on our Web sites, as well as on the quality and availability of these products. In addition, we depend upon a number of third parties, including mail and shipping companies, to deliver goods purchased on our Web sites. Strikes or other service interruptions affecting these vendors could hinder our ability to deliver merchandise on a timely basis.


WE MAY NOT BE ABLE TO SUCCESSFULLY MAKE AND INTEGRATE ACQUISITIONS OF OTHER BUSINESSES, PRODUCTS OR TECHNOLOGIES.


    We recently acquired ROUZE.COM and may acquire additional new and complementary businesses, products or technologies instead of developing them ourselves. Some of the risks attendant to these acquisitions include the following:


    - the difficulties of integrating the operations, content and personnel of acquired companies into our operations;

    - the additional financial resources that may be needed to fund the operations of acquired companies;

    - the potential disruption of our ongoing business;

    - the potential loss of key employees of acquired companies;

    - the difficulty of maintaining uniform standards, controls, procedures and policies;

    - expenses associated with the transactions;

    - the impairment of relationships with employees and vendors as a result of changes in management; and

    - the potential unknown liabilities associated with acquired businesses.

    Any of the above risks could prevent us from realizing significant benefits from our recent acquisitions or from successfully completing future acquisitions. In addition, the issuance of our common stock in acquisitions will dilute our stockholder interests, while the use of cash or debt will deplete or harm our cash reserves. In addition, we may incur significant one-time write-offs and, if we are unable to account for our acquisitions under the "pooling of interests" method of accounting, amortization charges. These write-offs and charges could decrease our future earnings, if any, or increase our future losses.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY, AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.


    We cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights. In addition, we rely on Playboy Enterprises to take appropriate steps to protect our intellectual property rights, and we cannot be sure that it will take all necessary steps or take action in a timely manner. Effective trademark, copyright and trade secret protection may not be available in every country in which we operate to the extent available in the United States.



    We may be unable to detect the unauthorized use of our intellectual property or take appropriate steps to enforce our intellectual property rights. Defending our intellectual property rights could also result in the expenditure of significant financial and managerial resources, which could harm our business, financial condition and operating results.



    Third parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement or related claims, even if not meritorious, may be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.



    Please see "Business--Intellectual Property and Proprietary Rights" on page 44.


WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET.


    Because of the content on our Web sites, including adult-oriented material, we may be subject to claims for defamation, obscenity, negligence, copyright or trademark infringement or other legal claims. We could also be subjected to claims based upon the content that is accessible from our Web sites through links to other sites or through content and materials that may be posted in chat rooms. It is possible that our business, financial condition and operating results could be harmed if we were found liable for content that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources or take steps that would limit the attractiveness of our Web sites. Furthermore, our insurance may not adequately protect us against all of these types of claims.


WORKPLACE AND OTHER RESTRICTIONS ON ACCESS TO THE INTERNET MAY LIMIT USER TRAFFIC ON OUR WEB SITES.


    Many offices, businesses and educational institutions restrict employee and student access to the Internet. Because our revenues are dependent on user traffic on our sites, an increase in these types of restrictions, or other similar policies, could harm our business, financial condition and operating results. In addition, access to our Web sites outside the United States may be restricted by governmental authorities or Internet service providers. If these restrictions become more prevalent, our growth could be hindered. Please see "Business--Government Regulation and Legal Uncertainties" on page 45.


WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS BECAUSE OF PRODUCTS THAT WE SELL.

    Consumers may sue us if any of the products that we sell are defective, fail to perform properly or injure the user. Although our agreements with manufacturers typically contain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation and to pay damages if we fail to prevail.

DISRUPTION OF OUR INTERNET SERVICES DUE TO SECURITY BREACHES AND SYSTEM FAILURES COULD RESULT IN FEWER VISITORS TO OUR WEB SITES AND SUBSCRIBER CANCELLATIONS.


    The continuing and uninterrupted performance of our computer systems is critical to our success. Our computer systems are vulnerable to fire, floods, earthquakes, power loss, telecommunications failures and other similar events. In addition, we may have to interrupt, delay or cease access to our Web sites to alleviate problems caused by computer viruses, system failures, security breaches or other failures of network security. Our advertisers and sponsors, visitors and subscribers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our content, services and products. Substantial or repeated system disruptions or failures could reduce the attractiveness of our Web sites significantly. Any network malfunction or security breach could also hinder or prevent commercial transactions. Our customers or e-commerce partners may assert liability claims against us as a result of this type of failure.


    Our Web sites must accommodate a high volume of traffic and deliver frequently updated information. Our sites have, on occasion, experienced slower response times and network failures. These types of occurrences in the future could cause users to perceive our Web sites as not functioning properly and therefore cause them to use another online site for entertainment, information or products. In addition, our users depend on Internet service providers, online service providers and other site operators for access to our Web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system disruptions or failures unrelated to our systems.


    Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our or our service providers' systems or interruptions in our Internet services.



WE ARE DEPENDENT ON THIRD PARTIES TO OPERATE OUR WEB SITES, AND ANY LOSS OF THESE TECHNOLOGIES AND SERVICES COULD DISRUPT THE OPERATION OF OUR WEB SITES.



    We are dependent on various third party providers of technology and services that enable us to operate our Web sites. We currently rely primarily on Frontier Global Center for the hosting of our Web sites. We recently entered into an additional Internet hosting agreement with Level 3 Communications. If we experience disruptions in the Internet access provided by Frontier Global Center or Level 3 Communications, our business, financial condition and operating results could be harmed. We are also dependent on various other third parties for software, systems and related services in connection with our hosting software, data transmission and security systems. Several of the third parties that provide software or services to us have a limited operating history and have relatively new technology. These third parties are also dependent on reliable delivery of services from others. To date, we have not experienced significant problems with the services that these third parties provide to us. If our current providers were to experience prolonged systems failures or delays or were to terminate our agreements for any reason, we would need to pursue alternative sources of services. Although alternative sources of these services are currently available, we may be unable to secure such services on a timely basis or on terms favorable to us.


RISKS RELATED TO OUR RELATIONSHIP WITH PLAYBOY ENTERPRISES

WE WILL CONTINUE TO BE CONTROLLED BY PLAYBOY ENTERPRISES, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS.


    Upon completion of this offering, Playboy Enterprises will own approximately
   % of our outstanding common stock, or    % if the underwriters'
over-allotment option is exercised in full. Accordingly, Playboy Enterprises will be able to control matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or discouraging a potential acquiror from attempting to obtain control of us, which could cause the market price of our stock to fall or prevent you from receiving a premium in such a transaction.


OUR RELATIONSHIP WITH PLAYBOY ENTERPRISES, INCLUDING MUTUAL OFFICERS AND DIRECTORS, MAY PRESENT POTENTIAL CONFLICTS OF INTEREST AND MAY CAUSE US TO TAKE ACTIONS THAT DISPROPORTIONATELY BENEFIT PLAYBOY ENTERPRISES.


    Service as a director or officer of both us and Playboy Enterprises would create conflicts of interest if such directors or officers are faced with decisions that could have materially different implications for us and for Playboy Enterprises.



    After this offering, three members of our board of directors will also serve as officers or directors of Playboy Enterprises. Christie Hefner, the chairman of our board of directors, also serves as the chief executive officer of Playboy Enterprises and the chairman of its board of directors. In addition, Linda Havard, one of our directors, currently serves as chief financial officer of Playboy Enterprises, and Donald Drapkin, one of our directors, also serves as a member of the board of directors of Playboy Enterprises.



    Conflicts of interest may arise in a number of areas, including:


    - tax matters;

    - financial commitments;

    - the election of new or additional directors;

    - licensing and service arrangements;

    - payment of dividends;

    - incurrence of indebtedness;


    - potential acquisitions;


    - marketing activities;

    - potential competitive business activities;

    - issuances of our capital stock;

    - sales or distributions by Playboy Enterprises of its remaining shares of our common stock; and

    - the exercise by Playboy Enterprises of control over our management and affairs.

    If and when such a conflict arises, we believe our directors and officers intend to take all actions necessary to comply with their fiduciary duties to our stockholders, including, where appropriate, abstaining from voting on matters that present a conflict of interest. However, these conflicts of interest, or the perception among investors that conflicts of interest could arise, could harm our business and cause our stock price to fall.


WE HAVE NO HISTORY AS AN INDEPENDENT COMPANY AND, FOLLOWING THIS OFFERING, WE WILL CONTINUE TO RELY ON PLAYBOY ENTERPRISES TO PROVIDE US WITH VARIOUS INTELLECTUAL PROPERTY, GOODS AND SERVICES.


    We have always operated as a wholly-owned subsidiary or unit of Playboy Enterprises. As a result, we do not have an operating history as an independent company. The historical financial statements contained in this prospectus include allocations for administrative and other expenses incurred by Playboy Enterprises for services rendered to us. While we believe such allocations to be reasonable, they are not necessarily indicative of our expenses had we been operating as an independent company.

    Prior to the closing of this offering, we will enter into a series of intercompany agreements with Playboy Enterprises. These agreements will be key to the success of our business. If any of these intercompany agreements are terminated or not renewed upon expiration, or if Playboy Enterprises fails to perform its obligations under any of these agreements, our business, financial condition and operating results would be harmed.


    WE WILL DEPEND ON PLAYBOY ENTERPRISES AS A LICENSOR OF CONTENT AND INTELLECTUAL PROPERTY. Pursuant to an agreement to be entered into between us and Playboy Enterprises, we license a variety of trademarks, domain names and content from Playboy Enterprises for use in connection with online and interactive media, e-commerce and other activities. If this agreement were to be terminated or not renewed, we would need to change much of the focus of our business, including the domain names of most of our Web sites, and devote substantial resources toward developing new content and building new brand names.


    WE WILL DEPEND ON PLAYBOY ENTERPRISES FOR A VARIETY OF SERVICES. Pursuant to intercompany agreements to be entered into between us and Playboy Enterprises, Playboy Enterprises will provide us with merchandising, technical, marketing, cash management, human resources, tax and accounting, administrative, investor relations, legal, facilities, security and other services. If these agreements were terminated or not renewed or if Playboy Enterprises fails to provide these services satisfactorily, we would be required to perform these services internally or obtain these services from another provider. In such case, we may incur substantial costs in order to obtain these services and we may be unable to obtain these services on favorable terms, if at all. If we decide to perform any of these functions internally, we may not be able to perform them adequately.

    WE WILL DEPEND ON PLAYBOY ENTERPRISES FOR ADVERTISING AND PROMOTIONAL SERVICES. Pursuant to an agreement to be entered into between us and Playboy Enterprises, Playboy Enterprises has agreed to provide us with advertising in PLAYBOY magazine and its other media properties. Our success will depend, in part, on our ability to promote our Web sites and products to the subscribers of Playboy Enterprises' media properties, including PLAYBOY magazine and Playboy TV. If we are unable to advertise our Internet products and services through Playboy Enterprises' print and media properties, the growth of our company may be hindered.


    Please see "Transactions With Playboy Enterprises" on page 53 for specific details relating to the intercompany agreements between us and Playboy Enterprises.



THE PRICE OF OUR COMMON STOCK MAY BE HARMED AS A RESULT OF THE FINANCIAL OR OPERATING PERFORMANCE OF PLAYBOY ENTERPRISES.



    The price of our common stock may be harmed as a result of the financial or operating performance of Playboy Enterprises. For example, fluctuations in operating and financial results, litigation, fluctuations in Playboy Enterprises' stock price and senior management changes could cause the price of our common stock to fall or otherwise adversely affect our business.



WE DO NOT OWN THE PLAYBOY AND SPICE TRADEMARKS AND WE DO NOT HAVE TOTAL CONTROL OVER THEIR USE.



    The Playboy and Spice trademarks and associated logos are owned by Playboy Enterprises and licensed to us for specific uses. In addition, the agreement pursuant to which we license these trademarks and logos includes various restrictions on our ability to use these trademarks and logos. Accordingly, we may not be able to capitalize on these trademarks and logos in exactly the manner in which we may desire. For a description of our rights with respect to the Playboy and Spice trademarks and logos, see "Transactions With Playboy Enterprises" on page 53.

WE MAY BECOME LIABLE FOR THE TAX OBLIGATIONS OF PLAYBOY ENTERPRISES, AND THIS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

    So long as Playboy Enterprises continues to own 80% or more of the voting power and economic value of our capital stock, we will be included in its consolidated group for federal income tax purposes. If Playboy Enterprises or other members of its consolidated group fails to make any federal income tax payments required by law, we would be liable for the shortfall. Similar principles apply for state income tax purposes in many states.

    Under the tax allocation agreement to be entered into between us and Playboy Enterprises, for so long as we are included in Playboy Enterprises' consolidated group, we will pay our proportionate share of Playboy Enterprises' income tax liability computed as if we were a separate taxpayer. Under the tax allocation agreement, for so long as we are included in Playboy Enterprises' consolidated group, it will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to us, to file all income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, Playboy Enterprises. Notwithstanding the tax allocation agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Although the tax allocation agreement provides that Playboy Enterprises will indemnify us for various tax obligations resulting from our relationship with it, we cannot assure you Playboy Enterprises will be able to fulfill its obligations under such agreement.


    Please see "Transactions With Playboy Enterprises" on page 53 for more information relating to the tax allocation agreement.


RISKS RELATED TO THE INTERNET INDUSTRY

IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW, OUR BUSINESS WILL BE HARMED.

    Our business would be harmed if Internet usage does not continue to grow. Internet usage may be inhibited for any of the following reasons:

    - inadequate Internet infrastructure;

    - security and privacy concerns;

    - the lack of compelling content; and

    - the unavailability of cost-effective, high-speed service.

OUR BUSINESS MAY BE HARMED IF THE MARKET FOR INTERNET ADVERTISING DOES NOT CONTINUE TO GROW.

    We are dependent on the use of the Internet as an advertising medium. Internet-based advertising still accounts for only a small fraction of all advertising expenditures, and we cannot be sure that Internet-based advertising will ever grow to account for a substantial percentage of total advertising spending or when an increase might occur. Our business may suffer if the market for Internet-based advertising does not continue to develop or develops more slowly than expected.

    Different pricing models are used to sell Internet-based advertising. Our revenues could suffer if we are unable to adapt to new forms of, and new pricing models for, Internet-based advertising. It is difficult to predict which, if any, forms of Internet-based advertising will emerge as the industry standard. This makes it difficult to predict our future advertising rates and revenues. In addition, "filter" software programs that limit or prevent advertising from being delivered to an Internet user's computer are available. Widespread adoption of this type of software could harm the commercial viability of Internet-based advertising and, as a result, harm our business, financial condition and operating results.

COMPANIES MAY NOT ADVERTISE ON PLAYBOY.COM AND ROUZE.COM, OR MAY PAY LESS FOR ADVERTISING ON PLAYBOY.COM AND ROUZE.COM, IF THEY CANNOT RELIABLY MEASURE THE DEMOGRAPHICS OF OUR USER BASE AND THE DELIVERY OF ADVERTISEMENTS.



    In order to measure the demographics of our user base and the delivery of advertisements on PLAYBOY.COM and ROUZE.COM, we use both internal and third party measurements. If these third parties are unable to continue to provide these services, we would have to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business while we are replacing these services. If we do not successfully implement our internal measurement systems or the measurement systems of third parties, we may not be able to accurately evaluate the demographic characteristics of our users.


WE DEPEND ON CONTINUED GROWTH OF E-COMMERCE.

    The continued development and acceptance of e-commerce is uncertain. The failure of the Internet to become a viable commercial marketplace would harm our sales growth and our business, financial condition and operating results. A number of factors could prevent such continued development and acceptance, including the following:

    - the unwillingness of companies and consumers to shift their purchasing from traditional vendors to online vendors;

    - concerns about transaction security;


    - difficulties in fulfilling customer orders;



    - increased government regulation, including restrictions on the sale of specific products; and


    - problems relating to the development of the necessary technological infrastructure.


INCREASED GOVERNMENT REGULATION IN THE UNITED STATES AND ABROAD COULD IMPEDE OUR ABILITY TO DELIVER OUR CONTENT AND EXPAND OUR BUSINESS.



    A new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the growth in the use of the Internet or our Web sites, prevent us from delivering our content in various parts of the world, increase our costs of selling products or otherwise have a material adverse effect on our business, financial condition and operating results. There are, and will be, an increasing number of laws and regulations pertaining to the Internet in the United States and abroad. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Moreover, the application to the Internet of existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, employment and personal privacy is uncertain and developing.



    Please see "Business--Government Regulation and Legal Uncertainties" on page 45.



DOMESTIC AND INTERNATIONAL GAMING REGULATIONS MAY PREVENT US FROM DEVELOPING ONLINE GAMING OR MAY SUBJECT US TO CIVIL OR CRIMINAL PENALTIES.



    We currently intend to develop online gaming services only in jurisdictions in which such activity is legal. Although we intend to take all reasonable measures to restrict our online gaming services to residents of jurisdictions in which online gaming is lawful, we cannot be sure that a user located in a jurisdiction in which online gaming is illegal will not access our services.



    We may have to obtain a license from a governmental or regulatory body before being able to offer online gaming in a specific jurisdiction. There can be no assurance that any such license could be obtained. In addition, if it were to be determined that we were operating online gaming operations in a jurisdiction without a license, our officers and directors may become subject to criminal and civil penalties imposed by such jurisdiction. The occurrence of any of these events could harm our business, and we could be forced to cease all gaming operations.



    Future government regulations could also hinder our ability to offer online gaming activities. For example, the U.S. Congress and some individual states are currently considering legislation that seeks to ban Internet gambling. Such legislation could subject those who engage in unlawful online gambling activity to criminal penalties. Although we do plan to offer online gaming only to residents of jurisdictions in which such activities are lawful and our online gambling would be operated by a wholly-owned foreign subsidiary, pending legislation may impose liability on U.S. companies that are deemed to assist in the operation of offshore illegal gambling sites. Although we would take all reasonable measures to comply with such legislation, it is possible that we could be deemed liable and would have to pay civil or criminal penalties.


WE MUST BE ABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY OR WE WILL NOT BE COMPETITIVE.

    Our failure to respond in a timely and effective manner to new and evolving technologies, including broadband and video technology, could harm our business, financial condition and operating results. The Internet industry is characterized by rapidly changing technology, evolving industry standards, changes in consumer needs and frequent new service and product introductions. Our business, financial condition and operating results will depend, in part, on our ability to develop the technical expertise to address these rapid changes and to use leading technologies effectively. We may experience difficulties that could delay or prevent the successful development, introduction or implementation of new features or services. We could also incur substantial costs if we need to modify our Web sites or our infrastructure to adapt to technological changes.

RISKS RELATED TO THIS OFFERING

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.


    If our stockholders sell substantial amounts of our common stock in the public market following this offering, including shares issued upon exercise of then outstanding options, the market price of our common stock could fall. After
the closing of this offering, there will be approximately         shares of
common stock outstanding. The         shares of common stock sold in this
offering will be freely tradeable, except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act of 1933. The
remaining         shares will be held by Playboy Enterprises, and these shares will be "restricted securities" under Rule 144 and will become eligible for sale subject to the limitations of Rule 144 and the expiration of a lock-up agreement with the underwriters.


THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND OUR COMMON STOCK MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

    The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Prior to this offering, there has been no public market for our capital stock. We cannot predict the extent to which investor interest in Playboy.com will lead to the development of an active trading market or how liquid that market might become. The market price of our common stock may decline below the initial public offering price. In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE PROCEEDS OF THIS OFFERING, WHICH WE MAY NOT USE EFFECTIVELY.


    We intend to use the net proceeds of this offering to develop, enhance and expand our Web sites, including the addition of broadband interactive programming, to pursue e-commerce opportunities, including online gaming, to increase our sales and marketing activities, to enhance our technology infrastructure, to explore potential acquisitions and for other purposes, as well as to repay approximately $1 million owed to Playboy Enterprises. Other than the repayment of debt, our management will have broad discretion over the allocation of the net proceeds from this offering as well as over the timing of our expenditures. You may not agree with the way our management decides to spend these proceeds.


WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS, AND WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

    We may need to raise additional funds in the future to fund our operations, to expand or enhance the range of products and services we offer or to respond to competitive pressures and perceived opportunities. We cannot be sure that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be forced to scale back or cease our operations, and even if we are able to continue our operations, our business and financial results may suffer.

WE HAVE ANTI-TAKEOVER PROVISIONS WHICH MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE US.

    Provisions of our certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. This could prevent you from receiving a premium for your shares during an acquisition.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

    Investors purchasing shares in this offering will suffer immediate and substantial dilution in net tangible book value per share. To the extent that options to purchase shares of common stock are exercised in the future, there will be further dilution.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, AND, AS A RESULT, STOCKHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT.

    We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, stockholders will need to sell shares of common stock in order to realize a return on their investment, if any.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future business or financial performance. In some cases, you can identify forward-looking statements by terminology--for instance, may, will, should, expect, plan, anticipate, believe, estimate, predict, potential or continue, the negative of these terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the risk factors section. These factors may cause our actual results to differ materially from any forward-looking statement.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS


    We estimate that we will receive net proceeds from the sale of the shares of
common stock in this offering of $   million, assuming an initial public
offering price of $    per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds
will be $    million.



    We intend to use approximately $1.0 million of the net proceeds of this offering to repay a loan from Playboy Enterprises that bears interest at 12% per annum and matures on the earlier of the consummation of this offering and December 31, 2000 that was used to fund our acquisition of Rouze Media, Inc.



    As of the date of this prospectus, we have not made any specific expenditure plans with respect to the remaining proceeds of this offering. Therefore, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.



    We currently intend to use the remaining net proceeds of this offering over time to:



    - develop, enhance and expand our Web sites, including the creation of original content and broadband interactive programming;



    - pursue e-commerce opportunities, including Playboy-branded online gaming;



    - increase our sales and marketing activities;



    - enhance our technology infrastructure;



    - explore potential acquisitions; and



    - for other general corporate purposes.



Pending any such uses, we intend to invest the net proceeds in interest bearing securities.



    The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate future access to public equity markets.


                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1999:



    - on an actual basis;



    - on a pro forma basis to reflect the $1.0 million owed by us to Playboy Enterprises for the acquisition of Rouze Media, Inc.; and



    - on a pro forma as adjusted basis to reflect the sale of        shares of
      common stock by us in this offering at an assumed initial public offering
      price of $    per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of the $1.0 million owed by us to Playboy Enterprises. Please see "Use of Proceeds" on page 20.


    The following table should be read in conjunction with our financial statements and the notes to those statements included in this prospectus.


                                                                            AS OF
                                                                      DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS,
                                                                       EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Cash and cash equivalents...................................  $     --                 $
                                                              ========   ========      ========
Due to Playboy Enterprises..................................        --      1,000            --
Stockholders' equity:
  Preferred stock $0.01 par value; authorized 5,000,000
    shares; no shares issued and outstanding actual, pro
    forma and pro forma as adjusted.........................        --                       --
  Common stock, $0.01 par value; authorized 100,000,000
    shares; 20,312,500 shares issued and outstanding actual
    and pro forma and           shares issued and
    outstanding pro forma as adjusted.......................       203        203
  Capital in excess of par value............................    26,402     26,602
  Accumulated deficit.......................................   (25,203)   (25,203)
                                                              --------   --------      --------
Total stockholders' equity..................................     1,402      1,602
                                                              --------   --------      --------
    Total capitalization....................................  $  1,402   $  2,602      $
                                                              ========   ========      ========



    As of December 31, 1999, no options to purchase shares of common stock were
outstanding. This table excludes           shares of common stock issuable upon
the exercises of stock options outstanding under our option plan as of April 10, 2000.

                                    DILUTION


    Our net tangible book value as of December 31, 1999 was approximately
$  million, or $   per share of common stock. Pro forma net tangible book value per share is determined by dividing the amount of our total tangible assets less total liabilities by the pro forma number of shares of common stock outstanding at that date. Dilution in net tangible book value per share represents the difference between the assumed initial public offering price and the net tangible book value per share of common stock immediately after the completion of this offering.



    After giving effect to the issuance and sale of the        shares of common
stock offered by us at an assumed initial public offering price of $    per
share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after giving effect to the application of the estimated net proceeds from this offering, our pro forma net
tangible book value as of December 31, 1999 would have been $   million or $
per share.



    At the assumed initial public offering price of $    per share, purchasers
of shares of common stock in this offering will pay a price per share substantially greater than the pro forma net tangible book value as of
December 31, 1999 would have been $   million, or $   per share. In addition, as
a result of this offering, our existing stockholder, Playboy Enterprises, will experience a substantial increase in pro forma net tangible book value from $
to $   per share.


    The following table illustrates this per share dilution:


Assumed initial public offering price per share.............              $
  Net tangible book value per share at December 31, 1999....   $
  Increase per share attributable to new investors..........   $
Pro forma net tangible book value per share after this
  offering..................................................              $
                                                                          ------
Dilution per share to new investors.........................              $
                                                                          ======



    This table excludes             shares of common stock subject to
outstanding options as of April 10, 2000. The exercise of outstanding options having an exercise price less than the assumed initial public offering price would increase the dilutive effect to new investors.



    Purchasers of shares of our common stock in this offering will contribute
   % of the total consideration paid to us for our shares of common stock, but
will own only    % of our outstanding common stock. The following table
summarizes, on a pro forma basis as of December 31, 1999, the differences between the number of shares of common stock purchased from us, the aggregate cash consideration paid to us and the average price per share paid by Playboy Enterprises and purchasers of shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $ per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:



                                            SHARES PURCHASED       TOTAL CONSIDERATION
                                         ----------------------   ----------------------   AVERAGE PRICE
                                           NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                         -----------   --------   -----------   --------   -------------
Existing stockholder...................                      %    $                    %      $
New investors..........................                                                       $
                                         -----------    -----     -----------    ------
  Total................................                      %    $                    %
                                         ===========    =====     ===========    ======



    As of December 31, 1999, no options to purchase common stock were outstanding.

                            SELECTED FINANCIAL DATA


    The following selected financial data should be read in conjunction with the financial statements and the notes to such statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1996 and the balance sheet data at December 31, 1997 have been audited by PricewaterhouseCoopers LLP, independent accountants and have not been included in this prospectus. The statement of operations data for the year ended December 31, 1995, and the balance sheet data at December 31, 1995 and 1996 have been derived from our unaudited financial statements not included in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and operating results.



                                                              YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                              1995         1996         1997         1998         1999
                                           ----------   ----------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  E-commerce.............................  $        2   $      388   $    1,044   $    1,298   $    5,956
  Advertising and sponsorships...........         171        1,178        1,857        2,371        5,161
  Subscriptions..........................          --           --          490        1,892        2,484
                                           ----------   ----------   ----------   ----------   ----------
    Total net revenues...................         173        1,566        3,391        5,561       13,601
Cost of revenues, related party:
  E-commerce.............................           1          269          595          756        4,715
  Advertising and sponsorships...........          70          124          328          397          630
  Subscriptions..........................          --           --          484        1,444        1,820
                                           ----------   ----------   ----------   ----------   ----------
Total cost of revenues, related party....          71          393        1,407        2,597        7,165
Gross profit.............................         102        1,173        1,984        2,964        6,436
Operating expenses, related party:
  Sales and marketing....................          24          219          497        1,853        5,034
  Content and product development........       1,010        1,469        1,797        3,939        7,262
  General and administrative.............         440          806        2,369        2,860        3,094
                                           ----------   ----------   ----------   ----------   ----------
    Total operating expenses.............       1,474        2,494        4,663        8,652       15,390
                                           ----------   ----------   ----------   ----------   ----------
Operating loss...........................      (1,372)      (1,321)      (2,679)      (5,688)      (8,954)
Interest expense, related party..........         242          353          639        1,229        2,405
                                           ----------   ----------   ----------   ----------   ----------
Net loss.................................  $   (1,614)  $   (1,674)  $   (3,318)  $   (6,917)  $  (11,359)
                                           ==========   ==========   ==========   ==========   ==========
Basic and diluted net loss per share.....  $    (0.08)  $    (0.08)  $    (0.16)  $    (0.34)  $    (0.56)
                                           ==========   ==========   ==========   ==========   ==========
Weighted average shares used in computing
  basic and diluted net loss per share...  20,312,500   20,312,500   20,312,500   20,312,500   20,312,500
                                           ==========   ==========   ==========   ==========   ==========



                                                                   DECEMBER 31,
                                          --------------------------------------------------------------
                                             1995         1996         1997         1998         1999
                                          ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...............  $       --   $       --   $       --   $       --   $       --
Working capital (deficit)...............          82          158         (287)        (579)         517
Total assets............................         139          501          626        1,415        5,852
Due to related party....................      (2,017)      (3,867)      (6,789)     (13,743)          --
Total stockholder's equity (deficit)....      (1,935)      (3,609)      (6,927)     (13,641)       1,402

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PLAYBOY.COM SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLAYBOY.COM'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, SUCH AS THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    We are a leading Internet company dedicated to the adult entertainment interests of young men around the world. In August 1994, Playboy Enterprises launched PLAYBOY.COM. In August 1995, we began generating revenues from the sale of advertising on PLAYBOY.COM, and in April 1996, we began offering an extensive array of Playboy-branded merchandise. In July 1997, we launched a subscription service called the Playboy Cyber Club, which offers premium content and community features for Playboy fans around the world. In August 1999, we launched a re-designed PLAYBOY.COM Web site including the Playboy Marketplace, which allows consumer goods companies to sell products targeted at our visitors. In December 1999, we launched the Playboy Auctions Web site to capitalize on the thriving market for Playboy collectibles.



    In March 1999, Playboy Enterprises completed the acquisition of Spice Entertainment Companies, Inc., a leading provider of adult television entertainment. This acquisition included CYBERSPICE.COM, an adult entertainment Web site. Through the Spice Store located at CYBERSPICE.COM, we offer for sale adult videos, lingerie and sensual products.



    On February 15, 2000, we purchased substantially all of the assets of Rouze Media, Inc., which operated a free Web site located at ROUZE.COM that targets young men. The consideration to Rouze Media, Inc. consisted of $1.2 million and the assumption of liabilities incurred in the ordinary course of business since December 17, 1999. One million dollars of the cash consideration is a minimum guarantee against a three year share of revenues generated by ROUZE.COM. We expect to continue to operate ROUZE.COM as a separate Web site as well as to incorporate some of the ROUZE.COM content into PLAYBOY.COM and the Playboy Cyber Club.


    Since inception, our business model has been based on monetizing the growing traffic to our sites through multiple revenue streams. Our revenues consist of revenues from sales of advertising and sponsorships, e-commerce and fees from subscription services and pay-per-view events.

    We derive advertising revenues principally from agreements with terms of between one month and a year, under which advertisers generally receive a guaranteed number of minimum impressions at a fixed rate. Advertisements generally consist of banner advertisements, bottom advertisements or other links. Advertising rates depend on the size and placement of the advertisement and the number of guaranteed impressions, if any. Sponsorship revenues are derived principally from sponsorship arrangements that allow companies to sponsor PLAYBOY.COM, a content category on PLAYBOY.COM or an event featured on the site in exchange for cash payments. The sponsorship arrangements for PLAYBOY.COM or its content categories are currently either one year or two year agreements.


    Advertising revenues are recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. To the extent minimum guaranteed impressions levels are not met, we defer recognition of the corresponding revenues until the guaranteed levels are achieved. Payments received from advertisers prior to displaying their advertisements are recorded as deferred revenues. Revenues from sponsorship arrangements are recognized ratably over the contract term provided that no significant obligations remain.


    To promote our brand on the Internet and to generate traffic to our sites, we have entered into reciprocal advertising arrangements where we receive advertising on third-party Web sites in exchange for advertising on our Web sites. We do not recognize revenues with respect to these transactions and we do not receive cash payments for these barter arrangements.

    E-commerce revenues consist of the selling price of merchandise plus shipping and handling charges, net of returns and credits, and commissions from the sale of third-party products. E-commerce revenues from the sale of Playboy-branded products through the Playboy Store and all products on CYBERSPICE.COM are recognized upon shipment of the order. Product fulfillment and customer service for these products is currently conducted through our arrangement with Playboy Enterprises. Commissions from the sale of third-party products through the Playboy Marketplace, which are fulfilled by the sellers of the merchandise, are recognized upon notification of sales by these third-party merchants. We also receive commissions from Playboy Enterprises from the sale of non-Playboy branded videos and music through PLAYBOY.COM. Playboy Enterprises has recently announced that it is exploring strategic alternatives for these non-Playboy branded video and music businesses, which may result in a sale of these businesses. In future periods, e-commerce revenues will include auction revenues, which will consist of our sales of Playboy-branded merchandise and access to Playboy events and commissions to us from merchandise sold by third parties.


    Subscription revenues are derived principally from monthly, quarterly and annual subscriptions to the Playboy Cyber Club and fees for various pay-per-view events offered on PLAYBOY.COM. In the case of subscriptions to the Playboy Cyber Club, we recognize revenues ratably over the period of the subscription. Revenues from our pay-per-view events are recognized in the month the event occurs. Deferred revenues relate to subscription fees for which amounts have been collected but for which revenue has not yet been recognized. Substantially all our subscribers pay by credit card and subscriptions to the Playboy Cyber Club are automatically renewed.



    We have incurred significant net losses and negative cash flows from operations since our inception. At December 31, 1999, we had an accumulated deficit of $25.2 million. These losses had been funded by borrowings from Playboy Enterprises and subsequently contributed as capital on December 31, 1999. We intend to continue to invest heavily in the development of our Web sites, including the creation of original content, and increased marketing and product sales activities. As a result, we believe that we will continue to incur net losses and negative cash flows from operations for the foreseeable future. Moreover, the rate at which these losses will be incurred may increase from current levels.



    We are a subsidiary of Playboy Enterprises and, prior to the closing of this offering, Playboy Enterprises will own all of our outstanding capital stock. Historically, we have been dependent on Playboy Enterprises for working capital, trademarks and content, advertising and promotion, product fulfillment and administrative services. In connection with establishing ourselves as an independent operating entity, we will enter into a series of agreements with Playboy Enterprises prior to the closing of this offering relating to the license of trademarks and content, the delivery of various administrative services and other matters. Please see "Transactions With Playboy Enterprises" on page 53 for more information regarding the intercompany arrangements between us and Playboy Enterprises.


    We have only a limited operating history upon which you can evaluate our business and prospects. Our limited operating history and the rapidly changing nature of our business makes predicting our future operating results difficult. As a result, we believe that period-to-period comparisons of our operating results may not be good indications of our future performance, nor would our results for any particular period be indicative of future operating results. In addition, the financial information included herein may not necessarily be indicative of the financial position, results of operation and cash flows had we been operating as a separate stand-alone company during the periods presented.

RESULTS OF OPERATIONS

    The following table sets forth our results of operations for the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1998 and 1999, expressed as a percentage of total net revenues:


                                                                      YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------
                                                               1996       1997       1998       1999
                                                             --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  E-commerce...............................................     24.8%      30.8%      23.3%      43.8%
  Advertising and sponsorships.............................     75.2       54.7       42.7       37.9
  Subscriptions............................................      0.0       14.5       34.0       18.3
                                                             -------     ------    -------     ------
    Total net revenues.....................................    100.0      100.0      100.0      100.0
Cost of revenues, related party:
  E-commerce...............................................     17.2       17.5       13.6       34.7
  Advertising..............................................      7.9        9.7        7.1        4.6
  Subscriptions............................................       --       14.3       26.0       13.4
                                                             -------     ------    -------     ------
Total cost of revenues, related party......................     25.1       41.5       46.7       52.7
                                                             -------     ------    -------     ------
Gross profit...............................................     74.9       58.5       53.3       47.3
Operating expenses, related party:
  Sales and marketing......................................     14.0       14.7       33.3       37.0
  Content and product development..........................     93.8       53.0       70.8       53.4
  General and administrative...............................     51.5       69.9       51.4       22.8
                                                             -------     ------    -------     ------
    Total operating expenses...............................    159.3      137.5      155.6      113.2
                                                             -------     ------    -------     ------
Operating loss.............................................    (84.4)     (79.0)    (102.3)     (65.8)
Interest expense, related party............................     22.5       18.8       22.1       17.7
                                                             -------     ------    -------     ------
Net loss...................................................   (106.9)%    (97.8)%   (124.4)%    (83.5)%
                                                             =======     ======    =======     ======



YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998



    NET REVENUES



    Total net revenues increased by $8.0 million, from $5.6 million for the year ended December 31, 1998 to $13.6 million for the year ended December 31, 1999, an increase of 144.6%.



    E-COMMERCE. E-commerce revenues increased by $4.7 million, from $1.3 million for the year ended December 31, 1998 to $6.0 million for the year ended December 31, 1999, an increase of 358.9%. This increase was due primarily to higher sales volume from the Playboy Store combined with revenues of $3.6 million from the Playboy and Spice direct commerce businesses. These businesses were reconfigured from the catalog group of Playboy Enterprises into our e-commerce business, effective October 1, 1999.



    ADVERTISING AND SPONSORSHIPS. Advertising and sponsorships revenues increased by $2.8 million, from $2.4 million for the year ended December 31, 1998 to $5.2 million for the year ended December 31, 1999, an increase of 117.7%. This increase was due primarily to an increase in the number of advertisers combined with revenues of $1.6 million from our initial sale of sponsorships.



    SUBSCRIPTIONS. Subscriptions revenues increased by $0.6 million, from $1.9 million for the year ended December 31, 1998 to $2.5 million for the year ended December 31, 1999, an increase of 31.3%. This increase was due primarily to a higher average number of subscribers to the Playboy Cyber Club.

    COST OF REVENUES, RELATED PARTY



    Total cost of revenues, related party increased by $4.6 million, from $2.6 million for the year ended December 31, 1998 to $7.2 million for the year ended December 31, 1999, an increase of 175.9%.



    E-COMMERCE. E-commerce cost of revenues consists primarily of the cost of merchandise sold and delivery expenses. These expenses increased by $4.0 million, from $0.8 million for the year ended December 31, 1998 to $4.7 million for the year ended December 31, 1999, an increase of 523.7%. This increase primarily due to increased costs related to higher sales of Playboy branded merchandise combined with cost of revenues of $3.5 million resulting from the reconfiguration of the Playboy and Spice direct commerce businesses into our e-commerce business.



    ADVERTISING AND SPONSORSHIPS. Advertising and sponsorships cost of revenues consists primarily of the costs of technology infrastructure and hosting services. These expenses increased $0.2 million, from $0.4 million for the year ended December 31, 1998 to $0.6 million for the year ended December 31, 1999, an increase of 58.7%. This increase was due primarily to increased hosting and infrastructure costs to support the addition of new features on PLAYBOY.COM.



    SUBSCRIPTIONS. Subscriptions cost of revenues consists primarily of acquired content, editorial staff payroll and related expenses for the Playboy Cyber Club. These expenses increased $0.4 million, from $1.4 million for the year ended December 31, 1998 to $1.8 million for the year ended December 31, 1999, an increase of 26.1%. This increase was primarily due to increased editorial costs and expenses associated with customer service, principally due to increased staffing, for the Playboy Cyber Club.



    OPERATING EXPENSES, RELATED PARTY



    SALES AND MARKETING. Sales and marketing expenses consist primarily of payroll and related expenses for the advertising sales and marketing staffs and expenditures for advertising and promotional activities. These expenses increased by $3.2 million, from $1.9 million for the year ended December 31, 1998 to $5.0 million for the year ended December 31, 1999, an increase of 171.7%. This increase was due primarily to higher costs associated with increased staffing levels in the advertising sales and marketing departments.



    We believe that additional sales and marketing personnel and programs are required to remain competitive and to continue to build our brands both online and offline. Therefore, we expect that our sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future.



    CONTENT AND PRODUCT DEVELOPMENT. Content and product development expenses consist primarily of payroll and related expenses for creative and information technology personnel, acquired content and expenses for third-party software developers. These expenses increased by $3.3 million, from $3.9 million for the year ended December 31, 1998 to $7.3 million for the year ended December 31, 1999, an increase of 84.4%. This increase was due primarily to higher staffing levels in the current period combined with increased costs for third party software developers and acquired editorial and graphic content in 1999.



    We believe that significant investments in content and product development are required to remain competitive. Therefore, we expect that our content and product development expenses will continue to increase in absolute dollars for the foreseeable future.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of payroll and related expenses for management, finance and administrative personnel, legal, accounting, and consulting fees and facilities costs. These expenses increased by $0.2 million, from $2.9 million for the year ended December 31, 1998 to $3.1 million for the year ended December 31, 1999, an increase of 8.2%. This increase was due primarily to increased finance and human resource services provided by Playboy Enterprises in 1999.



    We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future as we continue to hire personnel and incur expenses to build our infrastructure to support the growth of our business and our operations as a public company.

    INTEREST EXPENSE, RELATED PARTY



    Interest expense, related party consists of interest charges on our indebtedness to Playboy Enterprises. This expense increased by $1.2 million, from $1.2 million for the year ended December 31, 1998 to $2.4 million for the year ended December 31, 1999, an increase of 94.1%. This increase was due primarily to an increased level of indebtedness to Playboy Enterprises as a result of funding our working capital requirements.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997



    NET REVENUES



    Total net revenue increased by $2.2 million, from $3.4 million for the year ended December 31, 1997 to $5.6 million for the year ended December 31, 1998, an increase of 64.0%.



    E-COMMERCE. E-commerce revenues increased by $0.3 million, from $1.0 million for the year ended December 31, 1997 to $1.3 million for the year ended December 31, 1998, an increase of 24.3%. This increase was due primarily to higher commissions from Playboy Enterprises from the increase in sales of non-Playboy branded videos and music through PLAYBOY.COM.



    ADVERTISING AND SPONSORSHIPS. Advertising and sponsorships revenues increased by $0.5 million, from $1.9 million for the year ended December 31, 1997 to $2.4 million for the year ended December 31, 1998, an increase of 27.7%. This increase was due primarily to increased sales of banner advertising.



    SUBSCRIPTIONS. Subscriptions revenues increased by $1.4 million, from $0.5 million for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998, an increase of 286.1%. This increase was due primarily to a higher average number of subscribers to the Playboy Cyber Club, which was launched in July 1997.



    COST OF REVENUES, RELATED PARTY



    Total cost of revenues, related party increased by $1.2 million from $1.4 million for the year ended December 31, 1997 to $2.6 million for the year ended December 31, 1998, an increase of approximately 84.7%.



    E-COMMERCE. E-commerce cost of revenues increased $0.2 million from $0.6 million for the year ended December 31, 1997 to $0.8 million for the year ended December 31, 1998, an increase of 27.0%. This increase was primarily due to increased costs associated with higher sales of Playboy-branded merchandise.



    ADVERTING AND SPONSORSHIPS. Advertising and sponsorships cost of revenues increased by $0.1 million from $0.3 million for the year ended December 31, 1997 to $0.4 million for the year ended December 31, 1998, an increase of 21.0%. This increase was primarily due to increased hosting and infrastructure costs.



    SUBSCRIPTIONS. Subscriptions cost of revenues increased by $0.9 million from $0.5 million for the year ended December 31, 1997 to $1.4 million for the year ended December 31, 1998, an increase of 198.3%. This increase was primarily due to increased editorial costs and expenses associated with customer service, principally due to increased staffing, for the Playboy Cyber Club, which was launched in July 1997.



    OPERATING EXPENSES



    SALES AND MARKETING. Sales and marketing expenses increased by $1.4 million, from $0.5 million for the year ended December 31, 1997 to $1.9 million for the year ended December 31, 1998, an increase of 272.8%. This increase was due primarily to higher costs associated with increased staffing levels in the advertising sales and marketing departments.

    CONTENT AND PRODUCT DEVELOPMENT. Content and product development expenses increased by $2.1 million, from $1.8 million for the year ended December 31, 1997 to $3.9 million for the year ended December 31, 1998, an increase of 119.2%. This increase was due primarily to higher staffing levels and increased software amortization in 1998 related to the addition of new features on PLAYBOY.COM.



    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by $0.5 million, from $2.4 million for the year ended December 31, 1997 to $2.9 million for the year ended December 31, 1998, an increase of 20.7%. This increase was due primarily to higher consulting expenses primarily related to business development activities.



    INTEREST EXPENSE, RELATED PARTY



    Interest expense, related party increased by $0.6 million for the year ended December 31, 1997 to $1.2 million for the year ended December 31, 1998, an increase of 92.3%. This increase was due primarily to an increased level of indebtedness to Playboy Enterprises as a result of funding our working capital requirements.



QUARTERLY RESULTS OF OPERATIONS DATA



    The following table sets forth certain unaudited quarterly statement of operations data for each of the eight quarters ended December 31, 1999. In our opinion, this unaudited information has been prepared substantially on the same basis as the audited financial statements appearing elsewhere in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations data. The quarterly data should be read in conjunction with the financial statements and the notes to such statements appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of the operating results for any future period.


                                                                  QUARTERS ENDED
                                    --------------------------------------------------------------------------
                                    MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                      1998        1998         1998            1998         1999        1999
                                    ---------   --------   -------------   ------------   ---------   --------
                                                                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  E-commerce......................   $   292    $   243       $   327        $   436       $   409    $   397
  Advertising and sponsorships....       520        526           554            771           882      1,249
  Subscriptions...................       436        457           484            515           549        595
                                     -------    -------       -------        -------       -------    -------
      Total net revenues..........     1,248      1,226         1,365          1,722         1,840      2,241
Cost of revenues, related party:
  E-commerce......................       187        156           175            238           173        158
  Advertising.....................        92         97           118             90           132        143
  Subscriptions...................       339        361           386            358           443        449
                                     -------    -------       -------        -------       -------    -------
Total cost of revenues, related
  party...........................       618        614           679            686           748        750
                                     -------    -------       -------        -------       -------    -------
Gross profit......................       630        612           687          1,035         1,092      1,491
Operating expenses, related party:
  Sales and marketing.............       203        353           562            735           739      1,008
  Content and product
    development...................       525        773         1,202          1,439         1,752      1,605
  General and administrative......       524        756           781            799           634        589
                                     -------    -------       -------        -------       -------    -------
      Total operating expenses....     1,252      1,882         2,545          2,973         3,125      3,202
                                     -------    -------       -------        -------       -------    -------
Operating loss....................      (622)    (1,270)       (1,858)        (1,938)       (2,033)    (1,711)
Interest expense, related party...       218        259           361            391           444        517
                                     -------    -------       -------        -------       -------    -------
Net loss..........................   $  (840)   $(1,529)      $(2,219)       $(2,329)      $(2,477)   $(2,228)
                                     =======    =======       =======        =======       =======    =======

                                           QUARTERS ENDED
                                    ----------------------------
                                    SEPTEMBER 30,   DECEMBER 31,
                                        1999            1999
                                    -------------   ------------
                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  E-commerce......................     $   510        $ 4,640
  Advertising and sponsorships....       1,449          1,581
  Subscriptions...................         629            711
                                       -------        -------
      Total net revenues..........       2,588          6,932
Cost of revenues, related party:
  E-commerce......................         239          4,145
  Advertising.....................         177            178
  Subscriptions...................         466            462
                                       -------        -------
Total cost of revenues, related
  party...........................         882          4,785
                                       -------        -------
Gross profit......................       1,706          2,147
Operating expenses, related party:
  Sales and marketing.............       1,076          2,211
  Content and product
    development...................       1,792          2,113
  General and administrative......         716          1,155
                                       -------        -------
      Total operating expenses....       3,584          5,479
                                       -------        -------
Operating loss....................      (1,878)        (3,332)
Interest expense, related party...         643            801
                                       -------        -------
Net loss..........................     $(2,521)       $(4,133)
                                       =======        =======

    Our quarterly results are subject to seasonal fluctuations. We believe that our e-commerce sales are positively affected in the fourth calendar quarter due to the year-end holiday buying season. In addition, we believe that we experience decreased traffic during the summer months. We cannot assure you that these seasonal trends will continue in the future.

LIQUIDITY AND CAPITAL RESOURCES


    From inception through December 31, 1999, we have financed our activities exclusively through funding from Playboy Enterprises totalling approximately $26.4 million. As of December 31, 1999, these amounts were contributed to our capital and, as of such date, we had no outstanding obligations to Playboy Enterprises.



    Net cash used in operating activities was $11.3 million for the year ended December 31, 1999, $6.0 million for the year ended December 31, 1998 and
$2.7 million for the year ended December 31, 1997. Net cash used in operating activities resulted primarily from our net operating losses.



    Net cash used in investing was $1.3 million for the year ended December 31, 1999, $1.2 million for the year ended December 31, 1998 and $0.2 million for the year ended December 31, 1997. Net cash used in investing activities resulted primarily from increased costs related to purchased software and related Web development costs.



    Net cash provided by financing activities was $12.7 million for the year ended December 31, 1999, $7.2 million for the year ended December 31, 1998 and $2.9 million for the year ended December 31, 1997. Net cash provided by financing activities consisted of proceeds from Playboy Enterprises.



    Our principal commitments consist of obligations outstanding under operating leases. As of December 31, 1999, we have spent approximately $2.8 million on capital expenditures.


    We have experienced a substantial increase in our capital expenditures and operating lease arrangements since our inception, which is consistent with the growth in our operations and staffing. We expect our capital expenditures will increase significantly in the future as we make technological improvements to our systems and technical infrastructure. Additionally, we intend to continue to evaluate possible investments in new businesses, products and technologies, expand our sales and marketing programs and conduct more aggressive brand promotions.


    We anticipate that our liquidity needs over the next 12 months will be met with the net proceeds generated from this offering. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

                                    BUSINESS

OVERVIEW


    We are a leading Internet company dedicated to the adult entertainment interests of young men around the world. We are uniquely positioned to capitalize on the Playboy brand, which is one of the most recognized in the world, to provide a compelling Playboy online entertainment experience. We believe we are also able to exploit Playboy Enterprises' editorial, pictorial and video libraries in a variety of exciting new ways. Our network of sites combines Playboy's distinct attitude and vast libraries with extensive and original content, a large community of loyal users and a wealth of e-commerce offerings. Our business model is based on monetizing the growing traffic on our sites through multiple revenue streams, including e-commerce, advertising and sponsorships, subscriptions and pay-per-view.



    For the month of February 2000, we had over 120 million page views and over 19 million visits to our Web sites, as audited by ABC Interactive. Our Web sites also generate significant international traffic and, in February 2000, approximately 25% of our traffic originated outside of the United States.


INDUSTRY BACKGROUND

    THE GROWTH OF THE INTERNET

    The Internet has quickly emerged as a global medium that allows hundreds of millions of people worldwide to obtain information, communicate and conduct business electronically. In its June 1999 report, International Data Corporation, or IDC, estimates that the number of Web users worldwide will grow from approximately 142 million users in 1998 to 502 million by the end of 2003. Additionally, IDC projects the number of Web users outside the U.S. to increase from 79.4 million in 1998 to 325.4 million by 2003.

    THE GROWTH OF E-COMMERCE AND ONLINE ADVERTISING

    As the number of Internet users continues to expand, the value of the Internet as a commerce channel will continue to increase as more merchants move onto the Internet to market and sell an ever-increasing variety of products and services. According to IDC, worldwide commerce revenues on the Web are expected to grow from approximately $50 billion at the end of 1998 to approximately
$1.3 trillion by the end of 2003. As e-commerce continues to expand, vendors are increasingly relying on extensive advertising campaigns to identify customers, build online brand awareness and increase product sales online. Forrester Research estimates that the dollar volume of online advertising will increase from $2.8 billion in 1999 to over $17.2 billion in 2003. The interactive nature of the Internet provides vendors, advertisers and content providers with the ability to gather and evaluate valuable demographic, Web use and transactional data on consumers. This data provides online marketers and businesses with a significant new opportunity to increase the effectiveness of their direct marketing campaigns by targeting their messages to specific groups of consumers, as well as by frequently changing their advertisements in response to market factors, current events and consumer feedback.

    THE ECONOMIC IMPORTANCE OF MEN BETWEEN THE AGES OF 18 AND 34


    According to Jupiter Communications, the number of male U.S. online buyers is expected to grow from approximately 11 million in 1998 to 39 million in 2003. The amount men spend online is expected to grow from $5.2 billion in 1998 to $37.1 billion in 2003. In addition, men between the ages of 18 and 34 represent a critical demographic group for online advertisers and merchants. College students, in particular, are an attractive demographic group for Internet advertisers and merchants. According to Jupiter Communications, 90% of U.S. college students are currently online, representing the highest Internet penetration rate of any age group. College students are also expected to increasingly use the

Internet to purchase goods and services. According to Jupiter Communications, college students will spend $2.5 billion in 2002 to purchase goods and services over the Internet.


    PREMIUM CONTENT ATTRACTS LOYAL USERS

    Some premium online content providers have successfully attracted a loyal base of customers by providing exclusive, high-quality content to individuals that register and subscribe to their Web site. As a result, content providers can generate revenues from subscription fees, gain valuable personal information through the registration process and collect specific Web usage information as users navigate through their Web site. This information enables content providers to tailor content on the Web site to improve the entertainment value of the user's experience. Additionally, we believe advertisers and online merchants optimize the value of their marketing campaigns by designing promotions to address the specific preferences of these registered users. As broadband technology, which allows for faster access to the Internet, continues to advance, content providers will be able to more easily offer a wider range of premium content including live Web events, streaming audio and video and other multimedia or interactive features.

    THE ONLINE MARKET FOR ADULT ENTERTAINMENT

    Adult entertainment in the United States is a $10 billion industry, according to Forrester Research. The Internet has helped the adult entertainment industry experience tremendous growth in usage and revenues. According to the Spring 1999 Jupiter/NFO Consumer Survey, men spend, on average, 33% of their time online viewing adult content. Forrester Research estimates that adult e-commerce will generate between $750 million and $1 billion in revenues in 1998, with rapid growth in the years that follow. Adult content dominates the paid online content market, which includes subscription and pay-on-demand services, according to Datamonitor. Datamonitor estimates that $1.4 billion of the $2.0 billion in paid online content in 1999 will be attributable to adult content and $3.1 billion of the projected $5.4 billion of paid online content projected for 2003 will be attributable to adult content.

OUR OPPORTUNITY


    We believe that we are uniquely positioned to provide the leading online site addressing the adult entertainment interests of young men around the world. By using the power of the Playboy brand and leveraging the libraries and other assets of Playboy Enterprises, we believe we will be able to grow our online businesses more successfully than our competitors, many of which must incur significant expenses to build brand awareness.


    Since 1953, when Hugh M. Hefner published the first issue of PLAYBOY magazine, Playboy Enterprises has successfully expanded from a domestic publishing company into a global, brand-driven, multi-media company. Playboy Enterprises, which launched Playboy TV in 1982, has grown to become a mainstream distributor of Playboy-branded programming throughout the world through its television networks, arrangements with international distributors and the sale of videocassettes, laserdiscs and DVDs. In addition, Playboy-branded fashions, gifts, jewelry, home accessories and collectibles, such as calendars, back issues of PLAYBOY magazine and newsstand specials, are currently sold globally. The popularity of Playboy as a worldwide brand is evidenced by the following:


    - PLAYBOY magazine is currently the best-selling men's monthly magazine in the world and worldwide monthly readership, including the 16 international editions, is over 15 million. The U.S. edition of PLAYBOY magazine is read by approximately one in every seven men in the United States aged 18 to 34, according to Fall 1999 data published by Mediamark Research, Inc.



    - Playboy television programming is available in over 100 countries and territories around the world. Playboy TV is currently available in over 25 million U.S. cable and direct-to-home households.

    - Many Playboy videos have been best-sellers and Playboy Home Video has been named one of Billboard magazine's "Top Video Sales Labels" for each calendar year since 1994.


    - More than 5,000 Playboy-branded products are sold in almost one hundred countries.


    We intend to leverage the powerful Playboy brand. Our relationship with Playboy Enterprises provides us the following key competitive advantages:


    - online use of leading trademarks, including Playboy, Playmate and the Rabbit Head Design which use will be exclusive to us with very few exceptions;


    - an extensive array of articles, interviews and cartoons from PLAYBOY magazine, as well as a photo library of more than nine million images;


    - access to over 1,500 hours of Playboy television and video programming and the exclusive right to add interactivity to such programming;



    - access to millions of subscribers and customers; and


    - promotional space in PLAYBOY magazine and on the Playboy television networks and the ability to cross-promote the Playboy brand through multiple media.


    The Spice brand also offers us an excellent opportunity to create an online destination featuring premium adult entertainment and e-commerce. Most of the Web sites offering adult entertainment are not linked to an established brand identity and do not have access to an already-established loyal base of subscribers and customers. In addition, privacy is a major concern for Internet users of these types of sites. Many Web sites cannot assure online privacy. CYBERSPICE.COM offers the user e-commerce offerings from an established brand and in a manner that is designed to address privacy concerns.



    ROUZE.COM offers us an additional opportunity to attract 18 to 24 year old males by providing cutting-edge entertainment.


OUR STRATEGY


    Our objective is to be the leading online adult entertainment site for young men around the world and to benefit from additional advertising and sponsorship opportunities, expanded e-commerce offerings, a variety of subscription and pay-per-view services and online gaming. Key elements of our strategy include the following:



    LEVERAGE OUR STRONG BRAND RECOGNITION. We intend to capitalize on the worldwide recognition of the Playboy brand to continue developing a unique and compelling online site for men who appreciate the Playboy lifestyle and attitude. We believe this will allow us to attract additional users and customers for our Web sites, e-commerce offerings, subscription and pay-per-view services. In order to promote our products and services, we recently initiated an extensive online, magazine, newspaper and outdoor advertising campaign as well as select television and radio advertising. We also intend to utilize Playboy Enterprises' extensive subscriber and customer lists to commence direct marketing designed to increase our Web traffic and sales of Playboy-branded merchandise. We plan to continue to advertise in Playboy Enterprises' other media properties in order to take advantage of the numerous cross-promotional and marketing opportunities around the world. We also intend to capitalize on the familiarity of the Spice brand to build a leading Web site featuring premium adult products.



    MAXIMIZE REVENUES FROM MULTIPLE REVENUE STREAMS. We believe that leveraging the power of the Playboy and Spice brands will allow us to generate increasing revenues from e-commerce sales, advertising and sponsorships, subscription and pay-per-view opportunities and online gaming.


    E-Commerce. We intend to significantly increase our revenues from online product sales through increased marketing, including an extensive direct mail campaign, expanding the range of

    Playboy-branded and Spice-branded products that we offer and entering into additional alliances with third parties. Our direct mail campaign, targeted at Playboy Enterprises' current customer base, will position the Playboy Store as the primary online source for purchasing over 2,700 different Playboy-branded fashions, videos, gifts and collectibles. We intend to continue expanding our product lines and e-commerce offerings, including auctions, targeted at, and particularly appealing to, our customer base.


    Advertising and Sponsorships. We intend to significantly increase our revenues from advertising and sponsorships by capitalizing on the attractive demographics of our expanding user base. We intend to increase the number of sponsorship arrangements that enable companies to sponsor specific content areas, special promotions or events. We also expect to increase our sales of advertising, as we increase our Web traffic and expand our specific content offerings. We also expect to offer companies attractive options to advertise across a range of Playboy media, including magazines and online.



    Subscription and Pay-Per-View. We intend to aggressively grow our number of subscribers. We expect to offer an increasing array of content and events on a subscription and pay-per-view basis. We also intend to offer premier events, parties at the Playboy Mansion, Mardi Gras, lingerie and swimsuit fashion shows and spring break specials on a more frequent pay-per-view basis. We also plan to increase our marketing of the Playboy Cyber Club and our pay-per-view events to the current Playboy audiences, including through direct mail. We believe that these plans will convert current and new visitors to PLAYBOY.COM into subscribers to the Playboy Cyber Club. As broadband technology advances, our online access to the extensive Playboy television and video library will enable us to expand our pay-per-view offerings.



    Online Gaming. We intend to develop a Playboy-branded online gaming site for users solely in countries and jurisdictions where online gaming is legal. Currently, approximately 25% of our traffic originates outside the United States. We expect that this business will be based and operated exclusively in a location outside of the United States where the operation of online gaming is legal. By capitalizing on Playboy's strong brand recognition and large base of international users, we believe that we will have a significant advantage over other online gaming sites. In addition, we intend to capitalize on Playboy Enterprises' experience in operating Playboy-branded casinos in the United States and Europe.



    ENHANCE AND EXPAND CONTENT ADULT ENTERTAINMENT OFFERINGS AND SERVICES, INCLUDING INCREASED BROADBAND INTERACTIVE PROGRAMMING. We believe that we will grow our loyal user base by providing compelling original content in many different areas of interest to our target audience. While we currently offer content on a wide range of topics, including sex and relationships, travel, nightlife and sports, we intend to continue to expand our range of topics as well as the depth of coverage on our current offerings. We will continue to update content on a daily basis and, in the process, create an impressive online content library. In addition, while we currently offer a variety of interactive features, including Playmate chats and discussion groups, we expect to expand these features in the future. For example, we intend to offer increased interactive and broadband programming, including multi-user games and interactive television programming. To achieve these objectives, we will continue to expand our ability to develop original content internally and expect to hire additional writers and editors. We will also continue to enter into arrangements with third parties to provide us with exciting content and features and to utilize Playboy Enterprises' extensive archival materials and video library.



    EXPAND OUR INTERNATIONAL PRESENCE THROUGH JOINT VENTURES AND OTHER ALLIANCES. We intend to enter into joint ventures and/or licensing arrangements in foreign countries to provide compelling content specifically tailored to those audiences, including content in other languages. Playboy Enterprises' numerous international relationships, including its partners for the international editions of PLAYBOY magazine, its international partners for Playboy TV and its product licensees around the world, will enable us to expand our promotional activities, original content and e-commerce offerings that would appeal to foreign consumers. We intend to initially focus our efforts on large markets where Playboy Enterprises already has significant business operations, namely Germany, Spanish-speaking Latin America, Brazil and Japan.


OUR SITES

    We currently offer the following Web sites:


    - Playboy-branded Web sites targeting the adult entertainment interests of young men, including PLAYBOY.COM, the Playboy Store, Playboy Auctions, the Playboy Marketplace and the Playboy Cyber Club;



    - CYBERSPICE.COM, a site featuring premium e-commerce opportunities under the Spice brand; and



    - ROUZE.COM, a site offering cutting-edge entertainment targeted to young men.



    In the month of February 2000, we had over 120 million page views and over 19 million visits to our Web sites, as audited by ABC Interactive. In addition, as of February 29, 2000, we had 43,958 subscribers to the Playboy Cyber Club. Our Web sites also generate significant international traffic and, in February 2000, approximately 25% of our traffic originated outside of the United States.


    PLAYBOY.COM


    PLAYBOY.COM is a leading men's adult entertainment site featuring original content, live events programming, e-commerce opportunities and user interactivity. Our home page, located at WWW.PLAYBOY.COM, offers a guide to each of the content areas, highlighting new original articles, links to the e-commerce and auction sites, the Playboy Cyber Club and our special features and events. Our home page also offers as well as a search function to allow users to easily navigate the site.


    CONTENT OFFERINGS


    Our goal is to continue the Playboy legacy and become the definitive online source for information and advice about sex, a trendsetter in travel, nightlife and pop culture, and the ultimate source for fun on college campuses. PLAYBOY.COM, which currently includes over 60,000 pages, contains extensive original content developed by our growing staff of writers and editors, content licensed from third-party providers for which we maintain editorial and quality control and editorial and pictorial materials created and/or developed by Playboy Enterprises. Our sites contain pictures of beautiful women, some of which contain nudity which is clearly identified.



    As of February 29, 2000, we employed a total of 53 editors, writers, designers and producers to create and develop our original content for PLAYBOY.COM. We also contract with free-lance writers who provide us with specialized content for PLAYBOY.COM. We add new content and features to PLAYBOY.COM on a daily basis and expect that we will continue to increase the amount of content that we develop internally. We utilize a variety of methods, including online surveys and input from our college representatives, to identify and develop topics and features that will appeal to our target audience. Our editors also contract with third parties that provide us with high-quality content and special features which are appealing to PLAYBOY.COM visitors. For example, we currently have arrangements with Telescan to provide comprehensive financial information, with Internet Sports Network to offer sports fantasy/ rotisserie leagues and with Dark Horse Comics to provide erotic comics.


    Additionally, our relationship with Playboy Enterprises will provide us with online access to an extensive archive of editorial, pictorial and video content targeted at adult males. We will continue to selectively utilize this content in various areas on PLAYBOY.COM, including Playboy in Print, Playboy Live and Playmates. As broadband technology advances, we expect that we will be able to exploit Playboy Enterprises' television programming and pictorial libraries in a variety of exciting new ways.


    We currently divide the content on PLAYBOY.COM into the following content channels:



LOVE & SEX                               Covers sex and sexuality, dating, romance and gender
                                         politics. Features items from the Playboy Advisor and
                                         Playboy TV's "Sexcetera."

TRAVEL AND NIGHTLIFE                     Covers travel, leisure activities and nightlife. Features
                                         advice on dining, nightlife, hotel and adult entertainment offerings.

DIGITAL CULTURE                          Covers technology and new media trends, gadgets and
                                         personalities. Features include weekly video and computer
                                         game reviews and "Editor's Picks" from PLAYBOY.COM.

ARTS & ENTERTAINMENT                     Covers popular culture and show business, ranging from
                                         music and movies to books and TV. Features include music
                                         and video reviews, celebrity interviews and profiles. Also offers streaming video, audio clips and e-commerce
                                         opportunities.

COMEDY CLUB                              Contains adult-oriented jokes, humor and risque cartoons.
                                         Also includes profiles of comedy celebrities.

INTERNATIONAL PLAYBOY                    Covers the events and personalities associated with
                                         Playboy's 16 international print editions. Highlights new
                                         pictorials and content. Includes coverage of launch
                                         parties, Playmate searches and other international events.

CASINOS & GAMING                         Covers the world of casinos, gaming, games of chance and
                                         the lifestyle that surrounds them. Offers articles on
                                         casino games, movies and the high-roller lifestyle.

LIVING IN STYLE                          Covers the "Playboy lifestyle," with topics ranging from
                                         fashion and dining to grooming and cars. Weekly columns
                                         review beers, wines and cigars. Also features "Guy 101," a frequently updated primer on the basics of being a Playboy man.

ON CAMPUS                                Covers campus life and entertainment. Contains features on campus trends, nightlife and events, as well as pictorials of college coeds.

SPORTS                                   Covers sporting news and events from the Playboy point of
                                         view. Includes articles, interviews and reviews, as well
                                         as in-depth coverage of Playboy magazine's Pigskin Preview
                                         Special and Playboy's All-America Team.

NEWS DESK                                Covers current events from a Playboy perspective. Columns
                                         highlight daily news stories of interest to the Playboy
                                         man.

PLAYBOY INVESTOR                         Offers a comprehensive financial information service.
                                         Features news, stock quotes, market and business
                                         commentary, graphs and reports. Also features a
                                         personalized portfolio for daily financial management.

PLAYBOY LIVE                             Hosts PLAYBOY.COM's live, real-time, interactive Webcasts.
                                         Offers streaming video and audio, as well as photo
                                         galleries, of events such as parties at the Playboy
                                         Mansion, chats with celebrities, lingerie fashion shows
                                         and an annual Mardi Gras special.

PLAYBOY MAGAZINE                         Includes excerpts from the current issue of PLAYBOY
                                         magazine and selected historical issues. Regular features
                                         on the new centerfold and celebrity interviews. Also
                                         includes a "Contributor Profile," which highlights an
                                         author, editor or celebrity from the current issue.

PLAYBOY TV                               Includes daily program information for Playboy TV. Also
                                         highlights news and features about Playboy TV stars and
                                         projects.

PLAYBOY HOME VIDEO                       Includes information on home video titles and upcoming
                                         releases, as well as information on, and links for,
                                         purchasing Playboy videos.

SPECIAL EDITIONS                         Includes pictorial features from current issues of
                                         Playboy's Special Editions, as well as "teasers" for
                                         upcoming issues. Contains intimate profiles of current
                                         Playboy models.

PLAYMATES                                Contains coverage of Playboy Playmates. Regular features
                                         include pictorials of recent Playmates and links to
                                         Playmate personal pages. Also includes information about
                                         upcoming Playmate appearances, product releases and
                                         events.


    THE PLAYBOY STORE

    The Playboy Store, which can be accessed through PLAYBOY.COM or directly at WWW.PLAYBOYSTORE.COM, allows us to capitalize on Playboy Enterprises' strong marketing experience and the worldwide recognition of the Playboy brand and Rabbit Head Design. The Playboy Store is the largest source for Playboy-branded apparel, jewelry, cigars and gifts, Playboy videos, DVDs and CD-ROMs, back issues of PLAYBOY magazine and newsstand specials and collectibles such as trading cards and posters. The home page of the Playboy Store highlights special offers and seasonal gifts and offers a search function to find specific merchandise quickly. Playboy Enterprises currently handles all of the fulfillment and customer service functions relating to our products sold through the Playboy Store.


    Our affiliates program allows us to promote the Playboy Store on numerous other Web sites. Our affiliate Web sites place Playboy logos and links to the Playboy Store on their sites and earn commissions based on the revenues we generate from any referred sales. We currently have affiliate relationships with over 6,200 sites. In addition, our affiliates can earn discounts on products sold in the Playboy Store as well as other incentives for driving traffic and customers to our Web sites.


    The Playboy Store is heavily promoted throughout PLAYBOY.COM, and many of the pages on PLAYBOY.COM provide direct links to the Playboy Store. We are also initiating an extensive direct mail campaign targeted at over one million recent purchasers of Playboy-branded products and positioning the Playboy Store as the sole online source for most Playboy-branded merchandise. We believe that this direct mail campaign will serve as an effective way to drive traffic to the Playboy Store and to increase our sales of Playboy-branded products.

    We currently offer the following product categories in the Playboy Store:


MEN'S APPAREL                            Playboy-branded, high-quality men's apparel, including
                                         shirts, hats, pants and other accessories.

WOMEN'S APPAREL                          Playboy-branded casual and sexy apparel, including tops,
                                         pants, dresses and other accessories for young women.

INTIMATES LINGERIE                       Playboy-branded sexy lingerie.

COLLECTIBLES                             Playboy autographed and limited edition products, books,
                                         posters, cigars, lighters, pool cues and trading cards.

VIDEOS                                   Playboy videos, DVDs and CD-ROMs featuring Playmates and
                                         celebrities, as well as other sexy movies.

MUSIC                                    Music targeted at young men.

PLAYBOY MAGAZINE                         Current and back issues of PLAYBOY magazine.

PLAYBOY IN PRINT                         Playboy-branded books, calendars, posters, art and other
                                         accessories.

SPECIAL EDITIONS                         Current and back issues of Playboy's Special Editions.

HOME                                     Playboy-branded products, including bar ware and body
                                         products, smoking products and other accessories.

JEWELRY                                  Playboy-branded men's and women's jewelry products.

PLAYMATE PRODUCTS                        Products featuring Playboy Playmates including PLAYBOY
                                         magazines, video features, collectors' cards and
                                         calendars.


    THE PLAYBOY MARKETPLACE


    We created the Playboy Marketplace to offer our PLAYBOY.COM visitors a wide selection of entertainment and apparel products from third-party vendors that would appeal to the Playboy lifestyle. The Playboy Marketplace, which can be accessed through PLAYBOY.COM, features thousands of products, including electronics, books, music, posters, innovative gifts, clothing and accessories. While we receive a commission for each of the items purchased through the Playboy Marketplace, the merchants are directly responsible for shipping, inventory and fulfillment services. The Playboy Marketplace currently features a number of popular merchants, including Amazon.com, Sharper Image, Fashionmall.com, Gourmet Market and CNET. Through affiliate arrangements with these merchants, we generate commission revenues through the sale of all products originated through the Playboy Marketplace. Like the Playboy Store, we heavily promote the Playboy Marketplace throughout PLAYBOY.COM and many of the pages on the site provide direct links to the Playboy Marketplace. We intend to increase the quantity and range of products offered through the Playboy Marketplace by creating further alliances with high-quality merchandisers and retailers.


    PLAYBOY AUCTIONS


    There is currently a thriving online auction market for Playboy collectibles. In December 1999, we launched Playboy Auctions to capitalize on this market and to allow people to auction their Playboy collectibles to other Playboy fans. In addition, Playboy Auctions, which can be accessed through PLAYBOY.COM or directly at AUCTIONS.PLAYBOY.COM, allows us to auction high-end, autographed and limited edition products as well as overstocked or discontinued items. We have retained FairMarket, a leading provider of private-label auction solutions, to co-produce and host our auction services.

    THE PLAYBOY CYBER CLUB


    Playboy Cyber Club is a premium subscription service which is designed as an online Playboy fan club and contains extensive Playboy and Playmate-related editorial and pictorial content. The Playboy Cyber Club, which can be accessed through PLAYBOY.COM or directly at CYBER.PLAYBOY.COM, capitalizes on our relationship with Playboy Enterprises and provides us with access to a large archive of editorial, pictorial and video content targeted at adult males. These archives include articles and interviews from PLAYBOY magazine, which has been published for over 45 years, and its international editions, a nine-million image photo library and over 1,500 hours of Playboy television programming and movies.



    The Playboy Cyber Club offers our subscribers VIP access to over 45,000 photos of Playboy Playmates and models, many of which have never been published, every Playboy interview published in the magazine, Playboy Advisor columns and video clips from our home videos and Playboy TV shows. In addition, the Playboy Cyber Club also offers erotic fiction and features subscriber chat rooms and daily chats with Playmates. Subscribers to the Playboy Cyber Club also have free access to some of our pay-per-view specials, such as the lingerie fashion show and the Mardi Gras special.



    The Playboy Cyber Club is currently offered on a monthly basis for $6.95, a quarterly basis for $17.95 and an annual basis for $59.95. As of February 29, 2000, we had 43,958 subscribers. The Playboy Cyber Club is promoted throughout PLAYBOY.COM and there are extensive links to attract potential subscribers who may be interested in the extensive archival materials available at the site.


    PAY-PER-VIEW


    We have the unique opportunity to showcase on PLAYBOY.COM a variety of Playboy parties, events and videos which can be accessed exclusively online on a pay-per-view basis. To date, we have offered four pay-per-view events, including a "Midsummer Night's Dream" party at the Playboy Mansion, a lingerie fashion show and a Mardi Gras special. Our goal is to offer quarterly and then monthly specials featuring Playboy Playmates and celebrities, holiday parties at the Playboy Mansion, awards shows and other live events. Our planned pay-per-view specials, fashion shows and model searches. We expect our pay-per-view specials to attract subscribers to the Playboy Cyber Club because we offer these subscribers free access to some of our pay-per-view specials. As broadband technology advances and more people become able to access the Internet at higher speeds, we will be able to offer our visitors the opportunity to view thousands of Playboy movies and specials on a pay-per-view basis and develop new interactive programs.

    CYBERSPICE.COM

    In March 1999, Playboy Enterprises completed the acquisition of Spice Entertainment Companies, Inc., a leading provider of adult television entertainment throughout the world. Spice primarily obtains television rights to adult movies from third parties and offers these movies on a pay-per-view basis on television networks in the United States and abroad. Through an arrangement with Playboy Enterprises, we have the online rights to the Spice brand, as well as access to television content and the online rights to sell Spice-branded merchandise.


    The Spice Web site, located at WWW.CYBERSPICE.COM, currently consists of the Spice Store and a section promoting the Spice television networks and highlighting upcoming events, synopses of Spice movies and network schedules. The Spice Store was launched in May 1999 and features a broad range of high-quality adult-oriented products, including over 2,400 videos and DVDs, lingerie and sensual products. Like the Playboy Store, Playboy Enterprises currently handles all of the fulfillment and customer service functions relating to the products sold through the Spice Store. In order to further increase our online customer base, we intend to initiate a direct mail campaign positioning the Spice Store as a convenient source for purchasing a large number of adult-oriented products.



    In the future, particularly as broadband technology advances, we may offer videos and special events to our visitors on a pay-per-view basis and develop new interactive programs.



    ROUZE.COM



    In February 2000, we purchased substantially all of the assets of Rouze Media, Inc., which operated a free Web site located at WWW.ROUZE.COM. ROUZE.COM is focused on attracting 18 to 24 year-old males by offering cutting-edge content, advertising and e-commerce opportunities.



    ROUZE.COM contains several sections targeted specifically at the interests of young men including sex and dating news, celebrity, movie, music and TV reviews, sports, fitness and financial news, Internet games and travel and night life reviews. In addition, ROUZE.COM offers on online emporium featuring a variety of third-party electronic media and consumer and other products. ROUZE.COM also contains compelling celebrity and technology-focused articles.


ADVERTISING AND SPONSORSHIP


    The demographics of our user base are highly concentrated among younger upscale consumers. According to a Fall 1999 study by @Plan, 53.3% of the PLAYBOY.COM visitors are between 18 and 34. Furthermore, according to @Plan, 61.6% of the PLAYBOY.COM users have a household income of $50,000 or more, and 18.8% of the PLAYBOY.COM users have a household income of $100,000 or more. In addition, according to @Plan, 48.0% of the visitors to PLAYBOY.COM have attended college and 40.2% are professionals or hold managerial positions. As a result, we believe that our network provides a highly-targeted platform for advertisers and sponsors to reach our highly attractive demographic user base. Anonymous demographic information relating to our users and subscribers is shared with advertisers, sponsors and market researchers on an aggregate basis.


    We currently derive, and expect to continue to derive, a substantial portion of our revenues from advertising on our Web sites. Our advertisers typically enter into agreements with terms of between one month and a year, under which they generally receive a guaranteed number of impressions at a fixed rate. We offer numerous sizes and types of advertising placement, including banner advertisements, button advertisements and other links. Our advertisers include large and small companies in the entertainment, media, travel, sports, consumer products, retail, Internet and financial services industries.

    The following advertisers accounted for approximately 54% of our advertising and sponsorship revenues during the year ended December 31, 1999:



                                      CNET
                                  theglobe.com
                                    BUY.COM
                               Universal Studios
                                Columbia Tristar
                                    Xandria
                                  NetRadio.com
                                 CMP Media Inc.
                                 SportsLineUSA
                                    NewsEdge



    Our largest advertisers vary from period to period and investors should not rely on this list as representative of our largest advertisers in any future period.



    We also offer sponsorship opportunities that enable advertisers to promote their corporate messages to the PLAYBOY.COM users, as well as sponsorships for our pay-per-view events and the other special events that we produce. For example, K-Tel sponsors the PLAYBOY.COM home page and Captain Morgan, Real Networks and Gathering of Developers sponsored our recent Mardi Gras pay-per-view event. These sponsorship arrangements typically generate higher revenues for us than individual advertising contracts. We intend to aggressively promote sponsorships in other content areas on PLAYBOY.COM as well as for all of the pay-per-view events that we offer.


    Our relationship with Playboy Enterprises also allows us to offer advertisers and sponsors the ability to promote themselves through a number of different distribution channels, including online, print and television, as well as through event sponsorships. Our sales representatives work very closely with the sales and marketing personnel at Playboy Enterprises to structure attractive packages across different media properties. We believe that the potential for cross-marketing is very attractive to many of our advertisers and sponsors, and we intend to continue to promote multimedia advertising packages in the future.


    Our in-house sales force develops and implements our advertising and sponsorship strategies, including identifying strategic accounts and developing presentations and promotional materials. We currently have sales personnel located in New York, Chicago, Los Angeles and San Francisco. We expect to significantly increase our advertising sales capabilities, including the number of sales representatives, in the future. In addition, we currently use online advertising networks for the sale of some of our advertising inventory, including 24/7 Media for advertising sales in foreign countries.


MARKETING AND BRAND AWARENESS


    We believe that our marketing and promotional efforts will increase traffic on our Web sites, generate additional memberships to our subscription services and pay-per-view events and attract a wide range of advertisers, sponsors and e-commerce partners. To date, our marketing and promotional activities have capitalized on the strong Playboy brand and the current customers and subscribers to Playboy Enterprises' other media properties, including PLAYBOY magazine, Playboy TV and the Spice networks. We recently began promoting PLAYBOY.COM on the cover and in each issue of PLAYBOY magazine, which has a worldwide monthly readership of over 15 million.



    Our future marketing and promotional activities will continue to capitalize on our relationship with Playboy Enterprises. For example, we have begun to implement an extensive direct mail campaign positioning the Playboy Store and the Spice Store as the primary source for the great majority of Playboy-branded and Spice-branded merchandise. This direct mail campaign has initially been targeted at the recent purchasers of Playboy and Spice products. In addition, we will continue to take advantage of the cross-promotional opportunities that we have with Playboy Enterprises, such as Playboy Playmate events, parties at the Playboy Mansion, conventions, awards shows, trade shows and other special events. For example, the November 1999 lingerie fashion show, which had Playboy Playmates and models wearing Playboy-branded products, was also broadcast on Playboy TV. Visitors to PLAYBOY.COM could watch a live broadcast of the show, obtain a behind the scenes view of the dressing room on a pay-per-view basis and purchase the lingerie at the Playboy Store.



    We also have recently initiated a variety of new marketing and promotional activities designed to drive traffic to PLAYBOY.COM, generate increased product sales and attract subscribers to the Playboy Cyber Club. These marketing and promotional activities will include traditional and Internet advertising, parties and special events and strategic alliances to build traffic and attract customers and subscribers. We are pursuing a wide-ranging advertising campaign that will include television, radio, print and outdoor advertising. Our print and outdoor advertising campaign features our unique "RabbitHeadLogo.com" spots. We also intend to expand our online advertising to promote our Web sites and specific merchandising opportunities on sites targeted at our 18 to 34 male demographic. We plan to increase our efforts specifically targeted at college campuses, including radio advertisements and events and parties organized by our over 300 campus representatives around the country.


CUSTOMER SERVICE AND FULFILLMENT

    Our customer service department, which currently consists of nine full-time employees, handles e-mail and phone inquiries relating to content on PLAYBOY.COM and CYBERSPICE.COM. In addition, our customer service department handles customer support for Playboy Cyber Club subscribers, including questions concerning billing, content and programming and technical support. We currently rely on third party technology such as Internet Message Center for e-mail management and LivePerson for online person-to-person chat.

    We currently rely on Playboy Enterprises to provide fulfillment and customer service for products purchased through the Playboy Store and the Spice Store. Playboy Enterprises currently processes and fulfills our customer orders at a facility in Itasca, Illinois. A shipping and handling fee is charged on each customer order, based on the total price of the order. Playboy Enterprises' customer service personnel are responsible for taking product orders, handling general customer inquiries, answering customer questions about the ordering process and investigating the status of orders, shipments and payments. Customer orders are currently received via toll-free telephone calls, fax, e-mail and regular mail. The call center operates 24 hours a day, seven days a week.


    Playboy Enterprises has announced that it is exploring strategic alternatives for its operations in Itasca, Illinois. If Playboy Enterprises decides to sell its operations at this facility, we would seek to provide product fulfillment and customer service through the purchaser or a third party.


TECHNOLOGY INFRASTRUCTURE

    We believe we have an advanced technology platform which is built and maintained for reliability, security and flexibility. In addition, our infrastructure is scalable, allowing it to grow with our business.


    We operate our Web sites through multiple Web server computing systems, including a variety of models from Sun Microsystems. We primarily use Solaris for our operating systems and Netscape and Apache for our Web server software. Our internal programming is written using a broad spectrum of programming languages depending on the intended application. We also utilize a variety of technologies to provide the features on our Web sites, including chat technology from Koz.com, search capabilities from Infoseek, streaming audio and video from Real Networks and newsgroup functionality from Infopop. In addition, we utilize the Transact System from Open Market for handling user authentication, customer management, billing and renewals for the Playboy Cyber Club and our pay-per-view events. Our advertising serving, management and reporting is conducted with the Open

AdStream system from Real Media. We also use Oracle databases for data management and the Vignette StoryServer for content management on portions of our Web sites. We believe that alternative sources for each of these services are currently available.


    Our Web sites are currently hosted at Frontier Global Center in Sunnyvale, California. In August 1999, we also entered into an Internet-hosting agreement with Level 3 Communications to maintain production servers at Level 3 Communications' center in Chicago, Illinois. Frontier Global Center and Level 3 Communications provide comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours a day, seven days a week. Any disruption in the Internet access provided by Frontier Global Center or Level 3 Communications could disrupt our business and cause our revenues to fall.


    We also have entered into other agreements with the following third party providers of technology and services:


    - What'sHotNow.com for some of our e-commerce programs,

    - FairMarket for hosting auctions,

    - LinkShare for our e-commerce affiliate programs and

    - Akamai Technologies for image caching.

We intend to continue to invest in technologies that will improve and expand our e-commerce capabilities and the functionality of our Web sites.

    We use several layers of security in order to protect the transmission of data as well as to prevent unauthorized access to our systems. All critical systems including our databases are behind firewalls for protection. Access to all our systems is through special secure channels, and we follow strict password management procedures. From time to time, we use third party expert services to assess and improve our security. All e-commerce transactions and browser-based system administration screens use secure socket layer encryption to protect data transmissions. We do not share with third parties customer credit card information which we obtain from e-commerce transactions, subscription and pay per view payments. We also provide customers with the ability to place orders via fax or toll-free number as alternatives to completing a transaction online.

COMPETITION

    Many Web sites compete with us for visitors, subscribers, advertisers and e-commerce partners and we expect this competition to increase in the future. We believe that the primary competitive factors in our markets include brand recognition, the quality of content and products, technology, pricing, ease of use, sales and marketing efforts and user demographics. We believe that we compete favorably with respect to each of these factors. In addition, we believe that we distinguish ourselves from our competitors as a result of our relationship with Playboy Enterprises, which provides us with many advantages, including the following:

    - worldwide brand recognition;


    - an extensive collection of editorial, pictorial and video content;


    - marketing, promotions and merchandising expertise; and

    - a loyal audience comprised of young, upscale professionals.


    We currently face intense competition for users, subscribers, advertisers and sponsors from numerous types of Web sites, as well as from publishers and distributors of traditional media. These competitors include:



    - Web sites focused on sports, entertainment and online gaming;

    - Web sites containing adult-oriented content, many of which offer all or a portion of their content on a subscription basis; and

    - domestic and international publishers and distributors of traditional media, such as television, home videos, radio and print.


To a limited extent, we compete for users and subscribers with PLAYBOY magazine and the television networks operated by Playboy Enterprises.



    Many of the sites we compete with focus on particular topics, such as sports and music, and are unable to satisfy the wide variety of entertainment needs of Internet users in our targeted male demographic. In addition, many other sites, such as search engines and portals, offer limited original content. As a result, we believe that PLAYBOY.COM is one of the few sites that provides high-quality original content for young men across a wide spectrum of entertainment categories.


    While much of the merchandise offered in the Playboy Store and the Spice Store is unavailable elsewhere online, there is intense competition on the Internet with respect to the sale of products. We compete with numerous Internet-based merchants, including companies selling books, music, clothing and other gift items, as well as sites offering adult-oriented products. In addition, we compete directly with the Web sites of companies that manufacture the non-Playboy-branded gifts we offer, such as cameras and other electronics equipment. Furthermore, we also compete with stores and companies that do not distribute their products through the Internet.

    Many of our competitors and potential new competitors may have greater financial, technical, marketing and distribution resources. As a result, these competitors may be able to:

    - adopt more aggressive pricing policies;


    - undertake more extensive marketing and promotional campaigns;



    - more quickly develop online gaming operations; and


    - make more attractive offers to potential employees, e-commerce partners, advertisers and third-party content providers.

    As a result, we cannot assure you that we will be able to compete effectively against current and future competitors.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS


    Effective trademark, copyright and trade secret protection may not be available in every country in which we operate to the extent available in the United States.



    To protect our intellectual property, we rely on a combination of trademark and copyright law, trade secret protections and confidentiality agreements and other contractual arrangements with our employees and third parties. Pursuant to agreements with our parent company, we have certain exclusive and non-exclusive rights to Playboy and Spice content, a variety of trademarks, including the Playboy and Spice names and the Rabbit Head Design, and numerous domain names. If this agreement were terminated and, as a result, we lost the benefits of using the content, trademarks, names and logos, our ability to operate our business would be severely harmed. In addition, we rely on Playboy Enterprises to take appropriate steps to protect our intellectual property rights, and we cannot be sure that Playboy Enterprises will take all necessary steps or take action in a timely manner.


    We may license in the future some of our proprietary rights, such as trademarked or copyrighted material, to third parties. Some of our licensees may take or omit to take actions that would adversely affect the value of our proprietary rights or reputation, and this could have a material adverse effect on our business and financial results.

    Although we believe that our proprietary rights do not infringe on the intellectual property rights of others, other parties may assert claims against us that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them. For example, we cannot be sure that we have the online rights to all editorial and pictorial content that was developed many years ago and is contained in the Playboy archives. Any infringement or related claims, even if not meritorious, could be costly and time consuming to litigate, may distract management from other tasks of operating the business and may result in the loss of significant rights and the loss of our ability to operate our business.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

    There are an increasing number of laws and regulations in the United States and abroad pertaining to communications and commerce on the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, user privacy, taxation and the quality of products and services. Moreover, the application to the Internet of existing laws governing issues such as intellectual property ownership and infringement, pornography, obscenity, libel, gaming, employment and personal privacy is uncertain and developing. Any such legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet in general, prevent us from delivering our content in different parts of the world and increase our costs of selling products or otherwise operating our business.


    ONLINE CONTENT AND COMMERCE REGULATIONS. Several federal, state and foreign statutes prohibit the transmission and sale of indecent, pornographic, obscene or offensive content and products over the Internet to particular groups or persons, and some private legal actions have been brought or threatened against libraries and various public facilities that offer unfiltered Internet access. If these statutes are deemed to apply to us and our activities, if new laws or regulations are adopted which are found to apply to our activities, or if caselaw establishes broad limitations on distribution, we may be limited in the types of content and advertisements we make available on our Web sites, as well as the product that we offer. In addition, some foreign countries, such as Singapore and China, entirely restrict access to our Web sites throughout their countries. If other countries decide to adopt similar policies, our business and financial results may be harmed. Furthermore, legislation regulating online content could limit the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and e-commerce medium.



    PRIVACY CONCERNS. Web sites typically place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. Our company and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. Some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. In addition, the European Union and many countries within the E.U. have adopted privacy directives or laws that strictly regulate the collection and use of information regarding Internet users that is identifiable to particular individuals. Privacy legislation has been proposed in the U.S. as well, and the U.S. Federal Trade Commission has taken action against Web site operators that do not comply with state privacy policies. These and other governmental efforts may limit our ability to target advertising or collect and use information regarding the use of our Web sites. Fears relating to a lack of privacy could also result in a reduction in the number of our users and subscribers which could harm our business and financial results.

    INTERNET TAXATION. A number of legislative proposals have been made at the federal, state and local levels, and by various foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and some states have taken measures to tax Internet-related activities. Although Congress placed a three-year moratorium in 1998 on new state and local taxes on Internet access or e-commerce, existing state and local laws were expressly excepted from this moratorium. It is possible this moratorium may not be renewed. As a result, some federal and/or state taxes may be imposed on Internet commerce. Legislation in this area, or other attempts at regulating commerce over the Internet both in the United States and abroad may impede the growth of our product sales and adversely affect our business.

    DOMAIN NAMES. The acquisition and maintenance of domain names, or Internet addresses, generally are regulated by governmental agencies and their designees. Pursuant to an agreement with Playboy Enterprises, we have the right to use various .com Web domain names that are important to the operation of our business. We cannot assure you that third parties will not be able to acquire domain names that are similar to, infringe upon or otherwise decrease the value of our proprietary rights. In addition, changes in the system for registering domain names may result in the loss of or change in our domain names and a reduction in brand awareness among our users.


    ONLINE GAMING. We currently intend to develop online gaming services only in jurisdictions in which such activity is legal. Although we intend to take all reasonable measures to restrict our online gaming services to residents of jurisdictions in which online gaming is lawful, we cannot be sure that a user located in a jurisdiction in which online gaming is illegal will not access our services. In addition, we may have to obtain a license from a governmental or regulatory body before being able to offer online gaming in a specific jurisdiction and there can be no assurance that any such license could be obtained. Future regulation could also hinder our ability to offer online gambling activities. For example, the U.S. Congress and some individual states are currently considering legislation that seeks to ban online gambling activities. One pending bill has already been approved by the Senate that would prohibit a gambling-related business from using the Internet to facilitate wagering. If enacted into law in its current form, this bill would likely subject those who engage in unlawful online gambling activity to criminal penalties. Although we currently anticipate that any plans to offer online gambling would involve a wholly-owned foreign subsidiary, pending legislation may impose liability on U.S. companies that are deemed to assist in the operation of offshore illegal gambling sites. Although we would take all reasonable measures to comply with such legislation, it is possible that we could be deemed liable and would have to pay civil or criminal penalties. Other countries may also decide to adopt laws or regulations that ban or curtail online gaming.


EMPLOYEES


    We had 148 full-time employees as of February 29, 2000, of which we had 53 in content development, 37 in product sales and customer service, 28 in sales, marketing and business development, 15 in technology and operations and 15 in management and administration. We also utilize the employees of Playboy Enterprises on a limited basis and pay for these services pursuant to our intercompany arrangements. Our employees are not represented by any collective bargaining organization and we consider our relations with our employees to be good. Competition for qualified personnel in our industry is intense. We believe that we will need to continue to attract, hire and retain qualified personnel to be successful in the future.


FACILITIES


    Our principal executive office is located in New York, New York, where we currently occupy approximately 9,000 square feet in space leased by Playboy Enterprises. In addition, we occupy additional office space leased by Playboy Enterprises in Chicago, Illinois, Los Angeles, California and San Francisco, California. We believe that our existing facilities are adequate for our near term requirements.


LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    Our executive officers, directors and key employees, and their ages and positions, are:


NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Kevin Mayer*..............................     37      Chief Executive Officer, President and
                                                       Director
Paul D. Kallis*...........................     36      Executive Vice President and Acting Chief
                                                       Financial Officer
George E. Williams*.......................     36      Senior Vice President, Business
                                                       Development
Michael J. Bacco*.........................     43      Senior Vice President, Sales and Marketing
Jay Boersma...............................     52      Creative Director
Rodger Brown..............................     41      Editorial Director
Christie Hefner...........................     47      Chairman of the Board of Directors
Edward Mullen.............................     46      Vice Chairman of the Board of Directors
Donald G. Drapkin.........................     51      Director
Linda G. Havard...........................     45      Director


------------------------

*   Denotes executive officer


    KEVIN MAYER has served as our Chief Executive Officer, President and one of our directors since February 2000. From November 1999 to February 2000, he served as Executive Vice President and General Manager of the GO Network, part of Go.com, a subsidiary of The Walt Disney Company. From February 1999 to November 1999, he was Executive Vice President, Television Network Product and International for the Buena Vista Internet Group, The Walt Disney Company's online unit. From April 1993 to February 1999, he served in strategic planning at The Walt Disney Company, most recently as Senior Vice President. From September 1990 to April 1993, he was a Management Consultant for The LEK Partnership.



    PAUL D. KALLIS has served as our Executive Vice President since
September 1999 and as our Acting Chief Financial Officer since March 2000. He also served as our Acting President from April 1999 to February 2000. Between April 1998 and August 1999, Mr. Kallis served as Senior Vice President and Chief Technology Officer of Playboy Enterprises. From December 1996 to April 1998, he served as Senior Vice President of Marvel Interactive, a division of Marvel Entertainment Group, Inc. From April 1996 to December 1996, he served as Vice President, Online Entertainment of Marvel Entertainment Group. Prior to working at Marvel Entertainment Group, Mr. Kallis held a variety of computer science and new media positions at Philips Media, a division of Philips Electronics, N.V., and AT&T Bell Laboratories. Between January 1992 and May 1995, Mr. Kallis served as an Adjunct Professor at Stevens Institute of Technology in Hoboken, New Jersey.


    GEORGE E. WILLIAMS has been our Senior Vice President of Business Development since October 1999. From March 1998 to October 1999, Mr. Williams was the Senior Vice President and General Manager of Ameritrade Holdings Corporation's OnMoney subsidiary. From April 1997 to March 1998, Mr. Williams served as a Director in Prodigy Services Corporation's Money and Investment Services Division. Mr. Williams served as a Manager in Prodigy's Money and Investment Services Division from October 1996 to April 1997 and as a Product Manager from November 1995 to October 1996. Mr. Williams was a Regional Manager for Globalview Software, Inc. from February 1995 to November 1995. From
March 1994 to February 1995, Mr. Williams served as a Capital Markets Officer with Chemical Bank Corporation.


    MICHAEL J. BACCO has been our Senior Vice President, Sales and Marketing since March 2000. From December 1999 to March 2000, he provided consulting services for a variety of high-tech internet/companies. From June 1997 to December 1999, Mr. Bacco served as the Marketing Manager,

Absolut Vodka for Seagrams America. From December 1996 to May 1997, he was the Consumer Communications Manager for the House of Seagram. From January 1994 to November 1996, he was the Marketing Manager, Absolut Vodka for the House of Seagram.


    JAY BOERSMA has served as our Creative Director since May 1998. From August 1996 to May 1998, he served as our Art Director. From September 1979 to June 1996, Mr. Boersma was a Professor of Art at Governors State University in University Park, Illinois. From January 1994 to August 1996, Mr. Boersma also worked as an independent computer graphics consultant. From September 1977 to June 1979, he was a Visiting Assistant Professor at University of Illinois at Champaign.


    RODGER BROWN has served as our Editorial Director since November 1999. From April 1997 to November 1999, Mr. Brown served as an Editor for us. From
May 1994 to April 1997, he served as Associate Director of Online Services for Eason Publications. Prior to joining Eason Publications, Mr. Brown was a freelance writer with regular contributions to THE ATLANTA JOURNAL-CONSTITUTION, THE NEW YORK TIMES MAGAZINE, THE VILLAGE VOICE and CREATIVE LOAFING NEWSPAPER.



    CHRISTIE HEFNER has served as the Chairman of our Board of Directors since November 1998 and as our Acting Chief Executive Officer from December 1999 to February 2000. She has also served as Chairman of the Board and Chief Executive Officer of Playboy Enterprises since November 1988. From September 1986 to November 1988, she was Vice Chairman of the Board, President and Chief Operating Officer of Playboy Enterprises. From February 1984 to September 1986, she was President and Chief Operating Officer of Playboy Enterprises; she had been President since April 1982. From January 1978 to April 1982, she was a Corporate Vice President of Playboy Enterprises. She joined Playboy Enterprises in 1975 as Special Assistant to the Chairman of the Board.



    DONALD G. DRAPKIN has served as one of our directors since December 1999. He has also served as Vice Chairman and Director of MacAndrews & Forbes
Holdings Inc. and various of its affiliates since 1987. From 1977 to 1987, Mr. Drapkin was a partner in the law firm of Skadden, Arps, Slate, Meagher and Flom in New York. In addition, Mr. Drapkin serves as Director of Algos Pharmaceutical Corporation, Anthracite Capital, Inc., BlackRock Asset Investors, The Molson Companies Limited, Nexell Thereapeutics Inc., Playboy Enterprises Inc., Revlon Consumer Products Corporation, Revlon, Inc., Wedcom, Inc. and Weider Nutritional International, Inc.



    LINDA G. HAVARD has served as one of our directors since December 1999 and as our Acting Chief Financial Officer from December 1999 to March 2000. She has also served as Executive Vice President, Finance and Operations and Chief Financial Officer of Playboy Enterprises since May 1997. From October 1996 to May 1997, she served as Atlantic Richfield Company's Senior Vice President in the Global Energy Ventures division. From January 1994 to December 1996, she was Atlantic Richfield Company's Vice President of Corporate Planning. From
August 1982 to January 1994, Ms. Havard held a variety of financial and management positions at Atlantic Richfield Company.



    EDWARD MULLEN has served as Vice Chairman of our Board of Directors since February 2000. From May 1999 to February 2000, he served as President and a Director of Marketing Services Group, Inc. From April 1999 to February 2000, he also served as Chief Executive Officer of CMG Direct Corporation. From
December 1995 to April 1997, Mr. Mullen was President and Director of the Massachusetts Interactive Media Council. In addition, Mr. Mullen serves as a Director of WiredEmpire, Digital Bitcasting and BeNext.com. Mr. Mullen is currently an Adjunct Professor at Boston College's Graduate School of Management.


COMPOSITION OF THE BOARD

    Upon the completion of this offering, we intend to file an amended and restated certificate of incorporation which will provide for a board of directors consisting of between one and eleven directors. Each director is to be elected for a period of one year at our annual meeting of stockholders and to serve until the next annual meeting or until his or her successor is duly elected.

BOARD COMMITTEES

    The Audit Committee of the board of directors will be established prior to the closing of this offering and will review, act on and report to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices.

    The Compensation Committee of the board of directors will be established prior to the closing of this offering and will recommend, review and oversee the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The Compensation Committee will also administer our compensation plans.

DIRECTOR COMPENSATION


    We have granted Edward Mullen options to purchase        shares of our
common stock at an exercise price of $    per share. We have also granted Donald
Drapkin options to purchase       shares of our common stock at an exercise
price of $    per share.



    Other than reimbursing directors for customary and reasonable expenses of attending board of directors or committee meetings, we do not currently compensate our directors. Under our 2000 Stock Incentive Plan, each individual who first joins the Playboy.com board after the effective date of this offering as a non-employee board member may be granted an option on that date to purchase shares of our common stock. Please see "--2000 Stock Incentive Plan" on page 52.


EMPLOYMENT AGREEMENTS


    We have entered into an employment agreement with Kevin Mayer, dated February 21, 2000, governing his employment as Chief Executive Officer and President of Playboy.com. Under the four-year agreement, Mr. Mayer will receive an annual base salary of $350,000 and will be eligible to receive an annual bonus based on the company's performance during the previous fiscal year. In addition, we have agreed to grant Mr. Mayer options to purchase
         shares of common stock at an exercise price of $    . In the event that
Mr. Mayer is involuntarily terminated or constructively terminates his employment following a change of control, all of his unvested stock options will immediately vest and become fully exercisable. In addition, in the event that, during his first year of employment, Mr. Mayer is terminated without cause or constructively terminates his employment, all of his unvested stock options will immediately vest and become fully exercisable.



    We have entered into an employment agreement with Paul D. Kallis, dated February 21, 2000, governing his employment as Executive Vice President of Playboy.com, Inc. Under the agreement, Mr. Kallis will receive an annual base salary of $210,000. In addition, we have agreed to grant Mr. Kallis options to
purchase        shares of common stock at an exercise price of $    . In the
event that Mr. Kallis is terminated without cause, he shall be entitled to receive six months guaranteed severance and up to an additional three months if he remains unemployed.



    Other than our agreements with Mr. Mayer and Mr. Kallis, we do not currently have any employment agreements with any of our employees.


EXECUTIVE COMPENSATION


    The following table sets forth certain compensation information for our former Acting Chief Executive Officer and our other executive officer who, based on employment with Playboy Enterprises and Playboy.com, were the most highly compensated for the year ended
December 31, 1999. In addition, this table sets forth information concerning options granted by Playboy Enterprises to purchase its common stock. While this compensation is indicative of the historical compensation paid by Playboy Enterprises and Playboy.com to these individuals, it is not necessarily indicative of the compensation which we will pay to our executive officers going forward.



                           SUMMARY COMPENSATION TABLE



                                                                     LONG-TERM
                                                                    COMPENSATION
                                            ANNUAL COMPENSATION   NUMBER OF SHARES     ALL OTHER
                                            -------------------      UNDERLYING      COMPENSATION
NAME AND PRINCIPAL POSITION                  SALARY     BONUS         OPTIONS             ($)
---------------------------                 --------   --------   ----------------   -------------
Christie Hefner(2)(3).....................  $550,000   $ 55,000         650,000(4)     $  30,151(6)
    Acting Chief Executive Officer and
    Chairman of the Board of Directors
Paul D. Kallis(3).........................  $199,616   $ 20,000          10,000(5)     $   9,564(6)
    Executive Vice President and Acting
    President


------------------------


(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in that column. The aggregate amount of perquisites and other personal benefits provided to each executive officer above is less than the lesser of $50,000 and 10% of the total amount of salary and bonus of that officer.



(2) Ms. Hefner, who is employed by Playboy Enterprises, served as our Acting Chief Executive Officer from December 1999 to February 2000.



(3) Prior to April 1999, Mr. Kallis was employed by Playboy Enterprises.



(4) Represents a non-qualified stock option granted in fiscal year 1999 under the Amended and Restated Playboy Enterprises, Inc. 1995 Stock Incentive Plan (the "1995 Plan") with differing exercise prices, ranging from $21.00 to $31.50 (100% to 150% of fair market value on the date of grant). The option expires on January 19, 2009. Of the 650,000 options granted, 170,000 were immediately exercisable. The remaining 480,000 options will become exercisable in 25% increments annually, beginning January 19, 2000.



(5) Represents a non-qualified stock option granted in fiscal year 1999 under the 1995 Plan. The option has an exercise price of $21.00 (100% of fair market value on the date of grant), an expiration date of January 19, 2009, and is exercisable in equal annual increments over a two-year period beginning January 19, 2000.



(6) The amounts disclosed include:



    (a) Playboy Enterprises' profit-sharing contributions of $3,964 on behalf of Ms. Hefner and Mr. Kallis in fiscal year 1999 under Playboy Enterprises' Employees Investment Savings Plan.



    (b) Playboy Enterprises' 401(k) matching contributions of $5,600 on behalf of Ms. Hefner and Mr. Kallis in fiscal year 1999 under Playboy Enterprises' Employees Investment Savings Plan.



    (c) Playboy Enterprises' deferred compensation matching contributions of $20,587 on behalf of Ms. Hefner under Playboy Enterprises' Deferred Compensation Plan.

OPTION GRANTS IN LAST FISCAL YEAR



    The following table sets forth information regarding options granted by Playboy Enterprises to purchase its common stock to the named executive officers during the year ended December 31, 1999. Playboy Enterprises did not grant any stock appreciation rights during 1999. We did not issue any options to purchase any shares of our common stock during the year ended December 31, 1999.



                                                INDIVIDUAL GRANTS
                                 ------------------------------------------------
                                              % OF TOTAL                             POTENTIAL REALIZABLE VALUE
                                 NUMBER OF     OPTIONS                                AT ASSUMED ANNUAL RATES
                                   SHARES     GRANTED TO                            OF STOCK PRICE APPRECIATION
                                 UNDERLYING   EMPLOYEES    EXERCISE                      FOR OPTION TERM(1)
                                  OPTIONS     IN FISCAL    PRICE PER   EXPIRATION   ----------------------------
NAME                              GRANTED        YEAR        SHARE        DATE           5%             10%
----                             ----------   ----------   ---------   ----------   ------------   -------------
Christie Hefner................   308,000        30.56       21.00       1/19/09     4,074,840      10,284,120
                                  170,000        16.87       26.25       1/19/09     1,356,600       4,783,800
                                  172,000        17.06       31.50       1/19/09       469,560       3,937,080
Paul D. Kallis.................    10,000         0.99       21.00       1/19/09       132,300         333,900


------------------------


(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercise depend on the future performance of the common stock. The amounts reflected in the table may not necessarily be achieved.



AGGREGATED OPTION EXERCISES IN THE FISCAL YEAR ENDED DECEMBER 31, 1999 AND YEAR-END OPTION VALUES



    The following table sets forth information concerning options granted by Playboy Enterprises to purchase its common stock exercised by the named executive officers during the year ended December 31, 1999. The table also sets forth the number and value of unexercised options to purchase Playboy Enterprises common stock held by the named executive officers at December 31, 1999. We did not issue any options to purchase any shares of our common stock during the year ended December 31, 1999.


                                                                                           NUMBER OF SHARES
                                                                                        UNDERLYING UNEXERCISED
                                       SHARES                                        OPTIONS AT DECEMBER 31, 1999
                                      ACQUIRED                 VALUE           -----------------------------------------
                                     ON EXERCISE             REALIZED              EXERCISABLE        UNEXERCISABLE(2)
                                 -------------------   ---------------------   -------------------   -------------------
                                 CLASS A    CLASS B    CLASS A     CLASS B     CLASS A    CLASS B    CLASS A    CLASS B
NAME                              STOCK      STOCK      STOCK       STOCK       STOCK      STOCK      STOCK      STOCK
----                             --------   --------   --------   ----------   --------   --------   --------   --------
Christie Hefner:
  Fiscal year 1990 grant.......   50,000    150,000    $564,063   $2,273,438       --          --         --         --
  Fiscal year 1992 grant.......       --         --          --           --    5,000      15,000         --         --
  Fiscal year 1995 grant.......       --         --          --           --       --      75,000         --         --
  Fiscal year 1997 grant.......       --         --          --           --       --      56,250         --     18,750
  Fiscal year 1999 grant.......       --         --          --           --       --     170,000         --    138,000
  Fiscal year 1999 grant.......       --         --          --           --       --          --         --    342,000
Paul D. Kallis:
  Fiscal year 1998 grant.......       --         --          --           --       --       1,875         --      5,625
  Fiscal year 1999 grant.......       --         --          --           --       --          --         --     10,000

                                             VALUE OF UNEXERCISED
                                             IN-THE-MONEY OPTIONS
                                           AT DECEMBER 31, 1999(1)
                                 --------------------------------------------
                                     EXERCISABLE            UNEXERCISABLE
                                 --------------------   ---------------------
                                 CLASS A     CLASS B    CLASS A     CLASS B
NAME                              STOCK       STOCK      STOCK       STOCK
----                             --------   ---------   --------   ----------
Christie Hefner:
  Fiscal year 1990 grant.......       --           --       --             --
  Fiscal year 1992 grant.......   65,625      254,063       --             --
  Fiscal year 1995 grant.......       --    1,079,217       --             --
  Fiscal year 1997 grant.......       --      530,392       --        176,797
  Fiscal year 1999 grant.......               563,125       --        457,125
  Fiscal year 1999 grant.......       --           --       --        (3)
Paul D. Kallis:
  Fiscal year 1998 grant.......       --       12,422       --         37,266
  Fiscal year 1999 grant.......       --           --       --         33,125


------------------------


(1) The values of the unexercised in-the-money options have been calculated on the basis of the fair market value of the Class A and Class B common stock at December 31, 1999, which equaled $20.5000 and $24.3125, respectively, less the applicable exercise price, multiplied by the number of shares acquired on exercise.



(2) Shares are unexercisable due to vesting provisions.



(3) Option exercise price exceeded closing price as of December 31, 1999.

2000 STOCK INCENTIVE PLAN



    The 2000 Stock Incentive Plan has been adopted by the board of directors and approved by our stockholder. The 2000 Stock Incentive Plan will be administered by our compensation committee.



    5,000,000 shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. The share reserve will automatically increase on the first trading day in January of each calendar year, beginning in January 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will this annual increase exceed 750,000 shares. In addition, in no event may one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 1,250,000 shares in the aggregate per calendar year.



    The 2000 Stock Incentive Plan will be divided into two separate programs:



    - the discretionary option grant program under which eligible individuals in the employ of Playboy.com or Playboy Enterprises may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator; and



    - the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services.


    The 2000 Stock Incentive Plan will include the following features:

    - The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

    - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of common stock on the new grant date.

    - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from Playboy.com equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. Playboy.com may make the payment in cash or in shares of common stock.

    The 2000 Stock Incentive Plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

    - In the event that Playboy.com is acquired by merger or asset sale or a board-approved sale of more than 50% of Playboy.com's capital stock, each outstanding option under the discretionary option grant program that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

    - The plan administrator may grant options which vest immediately upon an acquisition of Playboy.com or upon a hostile change of control or upon the individual's termination of service following an acquisition that results in a change in control.


    The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than February 20, 2010.

                     TRANSACTIONS WITH PLAYBOY ENTERPRISES

HISTORICAL RELATIONSHIP


    As a subsidiary of Playboy Enterprises, we have historically received various services from Playboy Enterprises, including finance, accounting, tax, administrative, legal, technical, human resources, marketing, creative, merchandising, fulfillment and customer service and facilities services. Playboy Enterprises has also provided us with the services of a number of its executives and employees. Prior to the closing of this offering, our financial statements have reflected allocations, though not formalized in written agreements, for these services rendered to us by Playboy Enterprises. We believe those allocations have been made on a reasonable and consistent basis. However, they are not necessarily indicative of, nor is it practical for us to estimate, the level of expenses we would have otherwise incurred had we operated as a separate, stand-alone company.



    We received commissions totaling $239,000 in 1998 and $460,000 in 1999 from Playboy Enterprises for the sale of non-Playboy branded videos and music through PLAYBOY.COM. We received $480,000 in 1998 and 1999 for advertising these non-Playboy branded videos and music on PLAYBOY.COM.


    Since 1995, we have paid Playboy Enterprises $1 million annually for access to its editorial and pictorial libraries.


    From inception through December 31, 1999, we have financed our activities exclusively through funding from Playboy Enterprises totalling approximately $26.4 million. As of December 31, 1999, these amounts were contributed to our capital and, as of such date, we had no outstanding obligations to Playboy Enterprises.


INTERCOMPANY AGREEMENTS


    We intend to enter into a series of intercompany agreements with Playboy Enterprises prior to the closing of this offering. We have summarized below the anticipated material terms of these agreements. These agreements have been negotiated on an arms-length basis. We believe the terms of these agreements are no less favorable to us than those that could have been obtained from an unaffiliated third party. The material terms of the intercompany agreements cannot be amended or waived without the approval of a majority of our directors who are not affiliated with Playboy Enterprises.



    MASTER INTERCOMPANY AGREEMENT



    We will enter into a master intercompany agreement that sets default terms for various of the intercompany agreements and provides for the following:



    - Trademark and Content License Royalties. We will pay Playboy Enterprises an annual license fee equal to ten percent of annual net revenues for the first $50,000,000 of net revenues and seven percent of net revenues for annual net revenues in excess of $50,000,000 up to $100,000,000. We will not pay royalties for any net revenues in excess of $100,000,000. Regardless of actual revenues, the minimum license fee that we pay to Playboy Enterprises shall be $2,800,000 for 2000, $5,200,000 for 2001, and $7,500,000 thereafter. In addition, we will pay Playboy Enterprises a 50% share of net revenues derived through pay-per-view programming of Playboy Enterprises' video content.



    - Indemnification by Playboy.com. We will indemnify Playboy Enterprises and its officers, directors, employees and affiliates from all losses on claims arising out of our failure to pay or perform all liabilities or obligations arising from or in connection with our business following the date of this agreement or any breach by us of our agreements with Playboy Enterprises.



    - Indemnification by Playboy Enterprises. Playboy Enterprises will indemnify us and our officers, directors, employees and affiliates from all losses or claims arising out of Playboy Enterprises' failure to pay or perform all liabilities or obligations arising from or in connection with its business before the date of this agreement, other than our liabilities or obligations, and any breach by Playboy Enterprises of their agreements with us.


    - Dispute Resolution. We will attempt to resolve disputes by referring controversial matters to senior management representatives of the parties. If these efforts are not successful, either party may submit the disagreement or question to mediation. In the event either party is dissatisfied with the resolution determined by the mediator, either party may commence binding arbitration proceedings. The agreement contains procedures that are intended to expedite dispute resolution, including the selection of an arbitrator and limitations on discovery.

    ASSET TRANSFER AGREEMENT


    Prior to the closing of this offering, we will enter into an asset transfer agreement with Playboy Enterprises. Pursuant to this agreement, Playboy Enterprises will transfer and assign to us various assets and contracts used in connection with our business, or allocate costs associated with our use. These assets and contracts shall include all computer files and data that constitute our Web sites, Web site operating agreements, the current inventory of the direct commerce business and all Playboy and Spice customer databases. Generally, where the agreement only impacts our business and no other units of Playboy Enterprises, it is being assigned to us.


    TRADEMARK LICENSE AGREEMENT

    We will enter into a trademark license agreement with Playboy Enterprises prior to the closing of this offering. Under this agreement, with limited exceptions, we will have the exclusive right to use the Playboy and Spice trademarks in connection with online and interactive media, e-commerce, multi-user interactivity and direct commerce.


    The exclusive right to the marks for use in e-commerce is subject to certain limitations. Specifically, Playboy Enterprises may license to third party product manufacturers or distributors the right to manufacture, promote, sell and distribute Playboy and Spice branded products, including video media, provided that such products may not be sold online by any party other than us unless (i) Playboy and Spice Branded products constitute less than twenty percent (20%) of such party's online product offerings and (ii) the target audience and positioning of such party's site does not compete directly with our web sites. In return for this limited exception to our exclusivity, Playboy Enterprises has agreed to use commercially reasonable efforts to:



    - prevent its distributors from setting up competing web sites whereby Playboy and Spice branded products would constitute twenty percent (20%) or more of such web site's online product offerings;



    - prevent its distributors from using any of the Playboy or Spice trademarks in their metatags or HTML code, including hidden text;



    - require that its distributors include a link to Playboy.com; and



    - prevent the sale of Playboy and Spice branded products by a direct competitor of ours.



    In addition, our exclusivity as to e-commerce will not prevent Playboy Enterprises' international joint venture partners from engaging in the promotion, but not the sale, of international edition print publications, video media and television/pay-per-view programming on foreign Web sites operated for the sole purpose of promoting such offerings, provided that Playboy Enterprises will use commercially reasonable efforts to provide that such foreign web sites link to and promote PLAYBOY.COM and/or the applicable domain name for their respective country.



    The exclusivity as to direct commerce is subject to offline direct marketing by Playboy Enterprises divisions, provided that we shall have the exclusive right to publish a stand alone print catalog of Playboy or Spice branded products.

    Playboy Enterprises was not able to cancel various pre-existing commitments which grant third parties certain rights covered by our exclusivity. Playboy Enterprises has agreed, however, that as the term of these pre-existing commitments expire or come up for renewal, it will either terminate such agreements or use commercially reasonable efforts to modify their terms so they no longer infringe upon our exclusive rights.


    We will be required to follow Playboy Enterprises' standards and practices regarding the proper use of the trademarks. Furthermore, Playboy Enterprises shall receive post-use audit rights to monitor our use of the trademarks. If Playboy Enterprises determines that we have improperly used the trademarks in any advertising or promotional material, or in connection with any of our goods and services, then we must correct or cease such use as soon as reasonably practicable. In addition, we will have to get approval for certain uses of promotional or consumer goods branded with the trademarks.


    The term of this agreement will be perpetual, although either party may terminate this agreement earlier in the event of a repeated, continuing egregious breach by the other party followed by dispute resolution and a ruling by an arbitration panel that the only suitable remedy for the non-breaching party is termination of both the Trademark License Agreement and Content Supply and License Agreement. In addition, Playboy Enterprises may terminate this agreement earlier in the event (1) that a competitor of Playboy Enterprises acquires a controlling interest in our business, (2) that we become subject to a bankruptcy proceeding that is not dismissed within 60 days or (3) a qualified auditor acceptable to us refuses to issue an audited financial statement without adding in its opinion that it declines to assume that we will be able to continue as a going concern and Playboy Enterprises reasonably believes that we are no longer viable as a going concern.


    CONTENT SUPPLY AND LICENSE AGREEMENT


    We will enter into a content supply and license agreement with Playboy Enterprises prior to the closing of this offering. Under this agreement, we will receive an exclusive license to use content owned by Playboy Enterprises, including all text, articles, features, photographs, graphics, images, audio, video, data, software, and other copyright protected works, in connection with online and interactive media, e-commerce and multi-user interactivity. We will also receive the same rights as to content licensed by Playboy Enterprises from third parties, but only to the maximum extent of Playboy Enterprises' rights in such licensed content. This supply and license agreement includes not only content which Playboy Enterprises presently owns or licenses but also content which Playboy Enterprises will own or license in the future. As each of Playboy Enterprises and us develops new content, we will license this content for use by the other party in their respective business.



    Playboy Enterprises shall retain the right to transmit non-interactive, long form programming of 30 minutes or more over a non-standard television platform but not over the Internet or its successors. We will also have the rights to transmit long form programming and, in addition, we will have the exclusive rights to:



    - program and display interactive programming based on Playboy Enterprises' content, with limited exceptions; and



    - transmit Playboy Enterprises' video content which is less than 30 minutes in length.



    Playboy Enterprises will take certain measures to protect our exclusivity, including the use of contractual limitations in its agreements with distributors and licensees. To the extent possible, Playboy Enterprises agrees to take necessary measures to enforce restrictions that are intended to protect our rights.



    We are subject to limited holdbacks on certain Playboy Enterprises' content. Specifically, we will have the right to publish certain parts of the then current issue of PLAYBOY Magazine and the international editions but will not have the right to publish the entire contents of such issue until one day after the next successive issue is available for retail sale in the United States, or in the case of an international edition, the applicable country. We will be subject to a holdback of between nine and 18 months on video programming initially released on video media or shown on Playboy Television.



    The term of this agreement will be 50 years, although either party may terminate this agreement earlier in the event of a repeated, continuing egregious breach by the other party followed by dispute resolution and a ruling by an arbitration panel that the only suitable remedy for the non-breaching party is termination of both the Trademark License Agreement and Content Supply and License Agreement. In addition, Playboy Enterprises may terminate this agreement earlier in the event (1) that a competitor of Playboy Enterprises acquires a controlling interest in our business, (2) that we become subject to a bankruptcy proceeding that is not dismissed within 60 days or (3) a qualified auditor acceptable to us refuses to issue an audited financial statement without adding in its opinion that it declines to assume that Playboy.com will be able to continue as a going concern and Playboy Enterprises reasonably believes that we are no longer viable as a going concern.



    ADVERTISING AND CO-PROMOTION AGREEMENT



    We will enter into an advertising and co-promotion agreement with Playboy Enterprises prior to the closing of this offering that will cover the cross-promotional rights and responsibilities of each party. In general, this agreement will grant us advertising space in PLAYBOY magazine and other media properties of Playboy Enterprises in exchange for the promotion of Playboy Enterprises on our Web sites. We and Playboy Enterprises will also offer links to each other's Web sites. We will receive from Playboy Enterprises a 50% commission on all subscriptions of Playboy Enterprises publications that we sell through our Web site. Playboy Enterprises will also pay us 15% of the net revenues generated by our promotion of Playboy Enterprises' Collectors' Choice Music and Critics' Choice Video Web sites as well as a monthly fee.



    This agreement has an initial term of ten years and will renew for additional terms upon our mutual agreement unless either of us provides written notice to the other 180 days prior to the expiration of the initial term or any subsequent term. Either of us may terminate this agreement for reason of uncured breach by the other party or if the other party becomes subject to a bankruptcy proceeding that is not dismissed within 60 days. In addition, Playboy Enterprises may terminate this agreement if a competitor of Playboy Enterprises acquires a controlling interest in our business.


    ADMINISTRATIVE SERVICES AGREEMENT


    Following the closing of this offering, Playboy Enterprises shall continue to provide administrative services to us, including legal, investor relations, corporate communications, facilities, human resources, treasury and accounting. We will pay Playboy Enterprises for their services under this agreement on either an estimated or actual cost reimbursement basis, although some of these costs will be capped. In the event we request additional services from Playboy Enterprises, we will negotiate in good faith any fees payable to Playboy Enterprises for these services. Additionally, we will provide hosting services to Playboy Enterprises, and we will pass any related costs through to Playboy Enterprises.



    This agreement has an initial term of ten years and will renew for additional terms upon our mutual agreement unless either of us provides written notice to the other 180 days prior to the expiration of the initial term or any subsequent term. Either of us may terminate this agreement for reason of uncured breach by the other party or if the other party becomes subject to a bankruptcy proceeding that is not dismissed within 60 days. In addition, Playboy Enterprises may terminate this agreement if a competitor of Playboy Enterprises acquires a controlling interest in our business.



    SUPPLY AND FULFILLMENT SERVICES AGREEMENT



    Playboy Enterprises has announced that it is exploring strategic alternatives for its operations in Itasca, Illinois, which currently handles the fulfillment and customer service responsibilities for the products we sell through the Playboy Store and the Spice Store. If Playboy Enterprises does not sell its operations at this facility prior to the closing of this offering, we will enter into a fulfillment and customer service agreement with Playboy Enterprises relating to the sale of products on the Playboy Store and Spice Store. This agreement will cover services to be provided by Playboy Enterprises regarding direct mail and e-commerce sales. These services include the supply, storage and fulfillment of our direct mail and e-commerce orders, as well as customer service responsibilities. We will pay Playboy Enterprises on an annual basis for warehousing services, and on a per order basis for customer services and order fulfillment services. Pricing of products will be at cost as mutually agreed upon by us and Playboy Enterprises.



    This agreement has an initial term of ten years and will renew for an additional period upon our mutual agreement unless either of us provides written notice to the other 180 days prior to the expiration of the initial term or any subsequent term. Either of us may terminate this agreement for reason of uncured breach by the other party or if the other party becomes subject to a bankruptcy proceeding that is not dismissed within 60 days. In addition, Playboy Enterprises may terminate this agreement if a competitor of Playboy Enterprises acquires a controlling interest in our business.



    ONLINE GAMING AGREEMENT



    We will enter into an online gaming agreement with Playboy Enterprises prior to the closing of this offering. Pursuant to the agreement, Playboy Enterprises will provide us with regulatory compliance services and exclusive access to Playboy Gaming, Inc.'s customer database and its locations for promotion of gaming events, shows and concerts for Webcasting. We will manage the online gaming business and will have sole discretion over choice of games offered, how they are promoted, advertising sponsorship, and strategy for international expansion. We will pay Playboy Enterprises annual service fees based on a percentage of net revenues generated by online gaming. Specifically, we will pay Playboy Enterprises 10% of the first $25 million of annual net revenues, 5% on the annual net revenues between $25 and $50 million and 2.5% on annual net revenues over $50 million.



    This agreement has an initial term of ten years and will renew for an additional period upon our mutual agreement unless either of us provides written notice to the other 180 days prior to the expiration of the initial term or any subsequent term. Either of us may terminate this agreement for reason of uncured breach by the other party or if the other party becomes subject to a bankruptcy proceeding that is not dismissed within 60 days. In addition, Playboy Enterprises may terminate this agreement if a competitor of Playboy Enterprises acquires a controlling interest in our business.


    COMMON STOCK REGISTRATION RIGHTS AGREEMENT

    We will enter into a registration rights agreement with Playboy Enterprises prior to the closing of this offering that will cover our common stock owned by Playboy Enterprises.

    Under that agreement, at any time after 180 days following the date of this prospectus, Playboy Enterprises may demand that we file a registration statement under the Securities Act of 1933 covering all or a portion of our securities held by Playboy Enterprises. However, the securities to be registered must have a reasonably anticipated aggregate public offering price of at least
$10 million. Playboy Enterprises can effect no more than one demand registration per year. If and when we become eligible to utilize a Form S-3 registration statement to register an offering of our securities, Playboy Enterprises may request that we file a registration statement on Form S-3 covering all or a portion of our securities held by Playboy Enterprises, provided that the aggregate public offering price is at least $2.5 million. In addition, pursuant to the registration rights agreement, Playboy Enterprises will be entitled to piggyback registration rights with respect to the registration of its shares under the Securities Act of 1933.

    These registration rights are subject to various conditions and limitations, including, in the case of piggyback registration rights, the right of the underwriters to restrict the number or shares of common stock held by Playboy Enterprises to be included in a registration. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions.

    The registration rights of Playboy Enterprises under the registration rights agreement will terminate when Playboy Enterprises may sell all its shares in a three-month period under Rule 144 under the Securities Act of 1933.

    TAX ALLOCATION AGREEMENT

    Upon or prior to the completion of this offering, we will enter into a tax allocation agreement with Playboy Enterprises to allocate responsibilities, liabilities and benefits relating to taxes. We will be required to pay our share of income taxes shown as due on any consolidated, combined or unitary tax returns filed by Playboy Enterprises for tax periods ending on or before or including the date as of which we will no longer be a member of Playboy Enterprises' group for federal, state or local tax purposes, as the case may be. Playboy Enterprises will indemnify us against liability for all taxes in respect of consolidated, combined or unitary tax returns for periods as to which Playboy Enterprises is filing group returns that include us. Accordingly, any redetermined tax liabilities for those periods will be the responsibility of Playboy Enterprises, and any refunds or credits attributable to us in respect of consolidated, combined or unitary tax returns for those periods will be for the account of Playboy Enterprises. We will be responsible for filing any separate tax returns for any taxable period and will be responsible for any tax liabilities, and entitled to any refunds or credits of taxes, with respect to any separately filed tax returns. We will indemnify Playboy Enterprises against liability for any federal, state or local taxes for which we file separate tax returns.


    Tax payments will be made by us to Playboy Enterprises quarterly based on pro forma consolidated, combined or unitary tax returns prepared by Playboy Enterprises that reflect the methods and elections used by Playboy Enterprises in filing such returns. Within a reasonable period of time following the filing of any consolidated, combined or unitary tax return by Playboy Enterprises that includes us, we shall pay to Playboy Enterprises the difference between our allocated share of the tax liability shown on such consolidated, combined or unitary tax return and the amount of the estimated tax payments we made with respect to the period covered by such tax returns.


    Playboy Enterprises will have all the rights of a parent of a consolidated, combined or unitary group, will be the sole and exclusive agent for us in any and all matters relating to our taxes reported as part of Playboy Enterprises' consolidated, combined or unitary group, will have the sole and exclusive responsibility for the preparation and filing of such consolidated, combined or unitary tax returns, and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on our behalf related to such return. Any dispute concerning the calculation or basis of determination of any payment provided under the tax allocation agreement will be resolved by a law firm or "big five" accounting firm selected and paid jointly by the parties.

    We will be included in Playboy Enterprises' consolidated group for federal, state and local income tax purposes for so long as Playboy Enterprises beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated, combined or unitary group generally is jointly and severally liable for the income tax liability of each other member of the group. Accordingly, although the tax allocation agreement will allocate tax liabilities between us and Playboy Enterprises, during the period in which we are included in Playboy Enterprises' consolidated, combined or unitary group, we could be liable for taxes of another member of the group in the event that any tax liability is incurred, but not discharged, by any other member of Playboy Enterprises' consolidated group.

                             PRINCIPAL STOCKHOLDERS


    As of April 10, 2000, 20,312,500 shares of our common stock were outstanding, all of which were owned by Playboy Enterprises. Upon completion of
this offering, Playboy Enterprises will own approximately    % of our
outstanding common stock and approximately    % if the underwriters exercise
their over-allotment option in full. The address for Playboy Enterprises is 680 North Lake Shore Drive, Chicago, Illinois 60611. For a description of certain transactions and arrangements between us and Playboy Enterprises, please see "Transactions With Playboy Enterprises" on page 53.



    In addition to the shares held by Playboy Enterprises, Kevin Mayer, our Chief Executive Officer and President, was granted options to purchase shares of our common stock. Although all of these options are currently exercisable, and therefore deemed to be beneficially owned by Mr. Mayer, the shares issuable upon exercise are subject to repurchase by us if Mr. Mayer's services with us are terminted prior to vesting. Other than the shares held by Playboy Enterprises, and the shares issuable upon the exercise of stock options by Mr. Mayer, none of our directors, officers or employees beneficially own any of our outstanding common stock. The following table set forth information as of April 10, 2000 with respect to the outstanding securities of Playboy Enterprises beneficially owned by each of our directors and executive officers, and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table below have sole voting and sole investment control with respect to the shares beneficially owned.


                           PLAYBOY ENTERPRISES, INC.


                                   NUMBER OF          PERCENTAGE OF          NUMBER OF          PERCENTAGE OF
                                   SHARES OF            SHARES OF            SHARES OF            SHARES OF
                                    CLASS A              CLASS A              CLASS B              CLASS B
                                  COMMON STOCK         COMMON STOCK         COMMON STOCK         COMMON STOCK
BENEFICIAL OWNER               BENEFICIALLY OWNED   BENEFICIALLY OWNED   BENEFICIALLY OWNED   BENEFICIALLY OWNED
----------------               ------------------   ------------------   ------------------   ------------------
Christie Hefner(1)...........        72,274                 1.5%               704,178                3.6%
Linda G. Havard(2)...........            --                   *                 83,750                  *
Paul D. Kallis(3)............            --                   *                 13,750                  *
Donald G. Drapkin(4).........            --                   *                 10,000                  *
Michael J. Bacco.............            --                   *                     --                  *
Kevin Mayer..................            --                   *                     --                  *
Edward Mullen................            --                   *                     --                  *
George E. Williams...........            --                   *                     --                  *
All directors and executive
  officers as a group
  (8 persons)................        72,274                 1.5%               811,678                4.1%


------------------------

*   Less than 1%


(1) Includes options to purchase 392,415 shares of Class B common stock and 5,000 shares of Class A common stock of Playboy Enterprises. In addition, this number includes 37,500 restricted shares of Class B common stock which have not vested.



(2) Includes options to purchase 63,750 shares of Class B common stock of Playboy Enterprises. In addition, this number includes 20,000 restricted shares of Class B common stock which have not vested.



(3) Includes options to purchase 8,750 shares of Class B common stock of Playboy Enterprises. Includes 5,000 restricted shares of Class B common stock which have not vested.



(4) Includes options to purchase 5,000 shares of Class B common stock of Playboy Enterprises. In addition, this number includes 5,000 restricted shares of Class B common stock which have not vested.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries thereof and are qualified by reference to our amended and restated certificate of incorporation and the amended and restated bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

    Upon closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK


    Upon closing of this offering, and giving effect to the issuance of
       shares of common stock in this offering, there will be         shares of
common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of Playboy.com, the holders of common stock are entitled to receive ratably the net assets of Playboy.com available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.


PREFERRED STOCK


    Upon the closing of this offering, there will be no shares of preferred stock outstanding. Upon the closing of this offering, the board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designation of series. We have no present plans to issue any shares of preferred stock. See "--Anti-Takeover Effects of Provisions of Delaware Law and Playboy.com's Certificate of Incorporation and Bylaws" on page 61.


OPTIONS


    Options to purchase a total of 5,000,000 shares of common stock may be granted under the 2000 Stock Incentive Plan. As of April 10, 2000, there were outstanding options under the 2000 Stock Incentive Plan. We intend to file a registration statement on Form S-8 as soon as practicable following the closing of this offering. As a result, any shares issued upon exercise of options granted under the 2000 Stock Incentive Plan will be immediately available for sale in the public market, subject to the terms of any lock-up agreements entered into with the underwriters.


ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND PLAYBOY.COM'S CERTIFICATE OF INCORPORATION AND BYLAWS

    Playboy.com is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Playboy.com and, accordingly, may discourage attempts to acquire Playboy.com.

    In addition, various provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

    BOARD OF DIRECTORS VACANCIES. Playboy.com's amended and restated certificate of incorporation authorizes the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. Playboy.com's amended and restated certificate of incorporation provides that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of stockholders of Playboy.com may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTORS NOMINATIONS. Playboy.com's amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Playboy.com, not less than 120 days nor more than 150 days prior to the first anniversary of the date of Playboy.com's notice of annual meeting provided with respect to the previous year's annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than or 60 calendar days after this anniversary, notice by the stockholder, to be timely, must be so received not more than 90 days nor later than the later of:

    - 60 days prior to the annual meeting of stockholders; or

    - the close of business on the 10th day following the date on which notice of the date of the meeting is given to stockholders or made public, whichever occurs first.

    Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to various limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Playboy.com by means of a proxy context, tender offer, merger or otherwise.

    The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

TRANSFER AGENT AND REGISTRAR


    The transfer agent and registrar for our common stock is LaSalle National Bank, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Upon the closing
of this offering, we will have outstanding an aggregate of         shares of our
common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act.



    The remaining         shares outstanding, all of which are held by Playboy
Enterprises, are "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rule 144, the shares of common stock outstanding prior to this offering will be available for sale in the public market 180 days following the closing of this offering, in accordance with the volume limitations and other conditions of Rule 144.


LOCK-UP AGREEMENTS

    Playboy Enterprises and our directors and officers signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus, without the prior written consent of Credit Suisse First Boston Corporation. After the expiration of the lock-up agreements, Playboy Enterprises will be allowed to sell shares of our common stock in accordance with Rule 144. Sales of substantial amounts of common stock in the public market after this restriction lapses could harm the prevailing market price and our ability to raise equity capital in the future.

RULE 144


    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, which will equal shares immediately after the offering, or the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to various manner-of-sale provisions, notice requirements and the availability of current public information about us.


RULE 144(K)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

REGISTRATION RIGHTS


    Pursuant to an agreement between us and Playboy Enterprises, Playboy Enterprises will be entitled to certain rights with respect to the registration of our shares under the Securities Act. See "Transactions With Playboy Enterprises" on page 53. After such registration, these shares of our common stock will be freely tradeable without restriction under the Securities Act. Any such sales could cause the trading price of our common stock to fall.


STOCK OPTIONS


    As of April 10, 2000, we had         outstanding stock options. As soon as
practicable following the closing of this offering, we intend to file a registration statement under the Securities Act covering 5,000,000 shares of common stock reserved for issuance under our 2000 Stock Incentive Plan. Shares issued under this plan will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an underwriting
agreement dated       , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Bear, Stearns &
Co. Inc. and Banc of America Securities LLC are acting as representatives, the following respective numbers of shares of common stock:



                                                              NUMBER OF
     UNDERWRITER                                               SHARES
------------------------------------------------------------  ---------
Credit Suisse First Boston Corporation......................
Bear, Stearns & Co. Inc.....................................
Banc of America Securities LLC..............................

                                                              ---------
    Total...................................................
                                                              =========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares at the initial public offering price less the underwriter discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay:

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  paid by us...........................        $                $                $                $
Expenses payable by us.................        $                $                $                $

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

    We, our officers and directors and Playboy Enterprises have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, subject to limited exceptions.


    The underwriters have reserved for sale, at the initial public offering
price, up to      shares of the common stock for some of our employees, friends and other people and entities with whom we maintain business relationships who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares.


    We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.


    We have applied to have our shares of common stock approved for listing on The Nasdaq National Market under the symbol "PBYI."


    Before this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between the representatives and us. The principal factors to be considered in determining the public offering price include:

    - the information in this prospectus or available to the underwriters;

    - the history and the prospects for the industry in which we will compete;

    - the ability of our management;

    - the prospects for our future earnings;

    - the present state of our developments and our current financial condition;

    - the general condition of the securities markets at the time of this offering; and

    - the recent market prices of, and the demand for publicly traded common stock of generally comparable companies.

    The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in compliance with Regulation M under the Exchange Act.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


    A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters that will make Internet distribution on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. As result, any resale of the common stock in Canada must comply with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice before any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be considered to represent to us and the dealer from which the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws, (ii) where required by law, the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION--ONTARIO PURCHASERS

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer of these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchasers under relevant Canadian legislation.

                                 LEGAL MATTERS


    The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Waltham, Massachusetts.


                                    EXPERTS


    The balance sheets of Playboy.com, Inc. as of December 31, 1998 and 1999 and the related statements of operations, of cash flows and of stockholder's deficit for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.



    The balance sheet of Rouze Media, Inc. as of December 31, 1999 and the related statement of operations, of cash flows and of stockholders' deficit for the period February 17, 1999 to December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits, schedules and amendment filed with the registration statement, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in this registration statement. For further information about Playboy.com and the shares of common stock to be sold in the offering, please refer to this registration statement. For additional information, please refer to the exhibits that have been filed with our registration statement on Form S-1.

    You may read and copy all or any portion of the registration statement or any other information we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our Securities and Exchange Commission filings, including the registration statement, will also be available to you on the Securities and Exchange Commission's Web site (http://www.sec.gov).

    We intend to furnish our stockholders with annual reports containing audited financial statements and to make available quarterly reports containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS



                                                                    PAGE
                                                              ----------------
PLAYBOY.COM, INC.

Report of Independent Accountants...........................               F-2

Financial Statements:

  Balance Sheets as of December 31, 1998 and 1999...........               F-3

  Statements of Operations for the years ended December 31,
    1997, 1998 and 1999.....................................               F-4

  Statements of Cash Flows for the years ended December 31,
    1997, 1998 and 1999.....................................               F-5

  Statements of Stockholder's Equity (Deficit) for the years
    ended December 31, 1997, 1998 and 1999..................               F-6

  Notes to Financial Statements.............................               F-7

ROUZE MEDIA, INC.

Report of Independent Accountants...........................              F-14

Financial Statements:

  Balance Sheet as of December 31, 1999.....................              F-15

  Statement of Operations for the period February  17, 1999
    to December 31, 1999....................................              F-16

  Statement of Cash Flows for the period February  17, 1999
    to December 31, 1999....................................              F-17

  Statement of Stockholders' Deficit for the period February
    17, 1999 to December 31, 1999...........................              F-18

  Notes to Financial Statements.............................              F-19

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  Unaudited Pro Forma Combined Financial Information........              F-26

  Unaudited Pro Forma Combined Balance Sheet as of
    December 31, 1999.......................................              F-27

  Unaudited Pro Forma Combined Statement of Operations for
    the year ended December 31, 1999........................              F-28

  Notes to Unaudited Pro Forma Combined Financial
    Statements..............................................              F-29

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Playboy.com, Inc.


    In our opinion, the accompanying balance sheets and the related statements of operations, of cash flows and of stockholder's equity (deficit) present fairly, in all material respects, the financial position of Playboy.com, Inc. at December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


Chicago, Illinois
April 10, 2000

                               PLAYBOY.COM, INC.

                                 BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1999
                                                              ------------   ------------
Assets:
  Accounts receivable, net of allowance for doubtful
    accounts of $320 and $476...............................    $    426       $  1,440
  Inventories...............................................          --          1,582
  Prepaid expenses and other current assets.................         308          1,945
                                                                --------       --------
      Total current assets..................................         734          4,967
                                                                --------       --------
  Capitalized software, net of accumulated amortization of
    $775 and $1,889.........................................         681            885
                                                                --------       --------
      Total assets..........................................    $  1,415       $  5,852
                                                                ========       ========
Liabilities:
  Accounts payable..........................................    $    695       $  3,212
  Accrued salaries, wages and employee benefits.............         204            325
  Deferred revenues.........................................         365            659
  Other liabilities and accrued expenses....................          49            254
                                                                --------       --------
      Total current liabilities.............................       1,313          4,450
                                                                --------       --------
  Due to related party......................................      13,743             --
                                                                --------       --------
      Total liabilities.....................................      15,056          4,450
                                                                --------       --------
Commitments and contingencies

Stockholder's equity (deficit):
  Preferred stock, $0.01 par value; authorized 5,000,000
    shares; no shares issued and outstanding................          --             --
  Common stock, $0.01 par value; authorized 100,000,000
    shares; 20,312,500 shares issued and outstanding........         203            203
  Capital in excess of par value............................          --         26,402
  Accumulated deficit.......................................     (13,844)       (25,203)
                                                                --------       --------
      Total stockholder's equity (deficit)..................     (13,641)         1,402
                                                                --------       --------
      Total liabilities and stockholder's equity
        (deficit)...........................................    $  1,415       $  5,852
                                                                ========       ========


   The accompanying notes are an integral part of these financial statements.

                               PLAYBOY.COM, INC.

                            STATEMENTS OF OPERATIONS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Net revenues:
  E-commerce..........................................        1,044         1,298         5,956
  Advertising and sponsorships........................  $     1,857   $     2,371   $     5,161
  Subscriptions.......................................          490         1,892         2,484
                                                        -----------   -----------   -----------
      Total net revenues..............................        3,391         5,561        13,601
                                                        -----------   -----------   -----------
Cost of revenues, related party:
  E-commerce..........................................          595           756         4,715
  Advertising and sponsorships........................          328           397           630
  Subscriptions.......................................          484         1,444         1,820
                                                        -----------   -----------   -----------
      Total cost of revenues, related party...........        1,407         2,597         7,165
                                                        -----------   -----------   -----------
Gross profit..........................................        1,984         2,964         6,436
                                                        -----------   -----------   -----------
Operating expenses, related party:
  Sales and marketing.................................          497         1,853         5,034
  Content and product development.....................        1,797         3,939         7,262
  General and administrative..........................        2,369         2,860         3,094
                                                        -----------   -----------   -----------
      Total operating expenses, related party.........        4,663         8,652        15,390
                                                        -----------   -----------   -----------
Operating loss........................................       (2,679)       (5,688)       (8,954)
Interest expense, related party.......................          639         1,229         2,405
                                                        -----------   -----------   -----------
Net loss..............................................  $    (3,318)  $    (6,917)  $   (11,359)
                                                        ===========   ===========   ===========
Weighted average number of common
  shares outstanding:
  Basic...............................................   20,312,500    20,312,500    20,312,500
                                                        ===========   ===========   ===========
  Diluted.............................................   20,312,500    20,312,500    20,312,500
                                                        ===========   ===========   ===========
Basic and diluted loss per share......................  $     (0.16)  $     (0.34)  $     (0.56)
                                                        ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                               PLAYBOY.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1998          1999
                                                              -----------   -----------   -----------
Cash flows from operating activities:
  Net loss..................................................    $(3,318)      $(6,917)     $(11,359)
  Adjustments to reconcile net loss to
    net cash used for operating
    activities:
    Amortization of capitalized software....................        137           638         1,114
    Increase (decrease) in cash
      attributable to changes in
      assets and liabilities:
      Accounts receivable...................................        (46)           20        (1,014)
      Inventories...........................................         --            --        (1,582)
      Prepaid expenses and other
        current assets......................................        (31)         (277)       (1,637)
      Accounts payable......................................        319           233         2,517
      Accrued salaries, wages and
        employee benefits...................................         14           183           121
      Deferred revenues.....................................        184           171           294
      Other liabilities and accrued
        expenses............................................          4           (38)          205
                                                                -------       -------      --------
        Net cash used for operating
          activities........................................     (2,737)       (5,987)      (11,341)
                                                                -------       -------      --------
Cash flows from investing activities:
  Software development costs capitalized....................       (185)       (1,170)       (1,318)
                                                                -------       -------      --------
        Net cash used in investing
          activities........................................       (185)       (1,170)       (1,318)
                                                                -------       -------      --------
Cash flows from financing activities:
  Proceeds from issuance of common stock....................         --           203            --
  Proceeds from related party...............................      2,922         6,954        12,659
                                                                -------       -------      --------
        Net cash provided by financing
          activities........................................      2,922         7,157        12,659
                                                                -------       -------      --------
Net change in cash and cash
  equivalents                                                        --            --            --
Cash and cash equivalents
  beginning of year.........................................         --            --            --
                                                                -------       -------      --------
Cash and cash equivalents
  end of year...............................................    $    --       $    --      $     --
                                                                =======       =======      ========


   The accompanying notes are an integral part of these financial statements.

                               PLAYBOY.COM, INC.


                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)


                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                 TOTAL
                                            COMMON STOCK          CAPITAL                    STOCKHOLDER'S
                                       ----------------------   IN EXCESS OF   ACCUMULATED      EQUITY
                                         SHARES     PAR VALUE    PAR VALUE       DEFICIT       (DEFICIT)
                                       ----------   ---------   ------------   -----------   -------------
Balance at January 1, 1997...........                              --              (3,609)       (3,609)
Net loss.............................                              --              (3,318)       (3,318)
                                       ----------     ----        -------        --------      --------
Balance at December 31, 1997.........                              --              (6,927)       (6,927)
Common stock issued on
  incorporation......................  20,312,500     $203         --              --               203
Net loss.............................                              --              (6,917)       (6,917)
                                       ----------     ----        -------        --------      --------
Balance at December 31, 1998.........  20,312,500      203         --             (13,844)      (13,641)
Contributed Capital..................          --       --         26,402              --        26,402
Net loss.............................                              --             (11,359)      (11,359)
                                       ----------     ----        -------        --------      --------
Balance at December 31, 1999.........  20,312,500     $203         26,402        $(25,203)     $  1,402
                                       ==========     ====        =======        ========      ========


   The accompanying notes are an integral part of these financial statements.

                               PLAYBOY.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. DESCRIPTION OF BUSINESS


    Playboy.com, Inc. (the "Company") is an Internet company dedicated to the adult entertainment interests of young men around the world. The Company was incorporated on November 25, 1998 in the state of Delaware as a wholly-owned subsidiary of Playboy Enterprises, Inc. ("Playboy Enterprises"). From the launch of the PLAYBOY.COM Web site in August 1994 to November 25, 1998, the Company was operated as a division of Playboy Enterprises.


    The Company has sustained significant net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise additional financing through public or private equity financing, bank financing, or other sources of capital.


    Since inception, Playboy Enterprises has provided the funds to finance the Company's operations. These funds have been advanced bearing an interest rate of 12%. At December 31, 1999, the Company owed Playboy Enterprises approximately $26.4 million, which Playboy Enterprises contributed to the Company on December 31, 1999.



    Playboy Enterprises has represented its intention to continue to fund the Company up to $10 million until the public offering described in Note 3 is completed. The Company currently anticipates that the net proceeds from the public offering will be sufficient to meet the anticipated needs for working capital and capital expenditures for at least the next 12 months. If the offering is not completed, the Company has the ability to revise its business plan to reduce operating costs, including deferring new hiring and reducing discretionary expenditures, so that cash on hand, coupled with cash flow from operations, will be sufficient to satisfy the Company's anticipated capital needs for at least the next twelve months.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION


    The accompanying financial statements present the results of operations, financial position and cash flows of the Company as a component of Playboy Enterprises prior to the public offering contemplated in Note 3. The financial information included herein may not necessarily reflect the financial position, results of operations, or cash flows of the Company in the future or what the financial position, results of operations, or cash flows of the Company would have been if it had been a separate, stand-alone publicly-held corporation during the periods presented.



    For all periods presented, operating expenses reflected in the financial statements are based on allocations of expenses from Playboy Enterprises. These allocations take into consideration headcount, square footage, volume of transactions, or other appropriate bases and generally include administrative expenses related to general management, insurance, information management, and other services provided to the Company by Playboy Enterprises. It is management's opinion that the methods used to allocate such expenses charged to the Company are reasonable.

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Since the Company's inception, Playboy Enterprises has funded its working capital. The Company participates in Playboy Enterprises' cash management system. As a part of the Company's central cash management system, all cash generated from and cash required to support the Company's operations are deposited and received through Playboy Enterprises' corporate operating cash accounts. Accordingly, the amounts represented by the caption "Proceeds from related party" in the Company's statements of cash flows represent the net effect of all cash transactions between the Company and Playboy Enterprises.

    REVENUE RECOGNITION: Revenues are derived from the sale of advertising and sponsorships, e-commerce and fees from subscription services and pay-per-view events.

    ADVERTISING AND SPONSORSHIPS: Revenues from the sale of advertising and sponsorships are recognized ratably over the period in which the advertising or sponsorships are displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. The Company's obligations typically include a guaranteed minimum number of impressions, or number of times that a sponsorship banner appears in pages viewed by users of the Company's network of Web sites. To the extent minimum guaranteed impressions are not met, revenue is deferred and is recognized as the required impressions are delivered.


    The Company has not included advertising revenues resulting from barter transactions in these financial statements. Such revenue is primarily derived from barter transactions with other Internet-related companies. The Company does not have a historical practice of receiving or paying cash for similar advertising barter transactions and has, therefore, not recorded barter transaction revenues in accordance with the provisions of Emerging Issues Task Force Abstract 99-17.



    E-COMMERCE: E-commerce revenue consists of merchandise revenue and commission revenue.



    Merchandise revenue consists of product sales to customers and is recognized upon the shipment of the merchandise, which occurs only after credit card authorization is obtained. For sales of merchandise, the Company is responsible for establishing prices, processing the orders, and forwarding the information to the manufacturer, distributor or third-party warehouse for shipment. For these transactions, the Company assumes credit risk and is responsible for processing returns. The Company provides for estimated returns at the time of shipment based on historical data.


    Commission revenue is earned by the Company from e-commerce partners for transactions processed through the Company's Web sites. Revenue is recognized when the order is transmitted to such partner. In commission sales, the Company processes orders in exchange for a commission on the sale of the vendor's merchandise. At the conclusion of the sale, the Company forwards the order information to the vendor, which then charges the customer's credit card and ships the merchandise directly to the customer. In a commission sale transaction, the Company does not take title or possession of the merchandise, and the vendor assumes all the risk of credit card chargebacks.

    SUBSCRIPTION: Revenues from the sale of Playboy Cyber Club subscriptions are recognized ratably over the term of the subscription agreements. Subscription periods currently range from one to 12 months.

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FAIR VALUE OF FINANCIAL INSTRUMENTS: Financial instruments, including accounts receivable, accounts payable, and other liabilities and accrued expenses, approximate fair value based on the short-term maturity of these items.


    ACCOUNTS RECEIVABLE: The allowance for doubtful accounts was $100, $320 and $476 at December 31, 1997, December 31, 1998 and December 31, 1999, respectively.



    Provisions for doubtful accounts charged to operating expenses amounted to $100 in 1997, $320 in 1998 and $476 in 1999, and amounts written off against the allowance amounted to $0 for each of the years ended December 31, 1997 and 1998, and $72 for the year ended December 31, 1999.


    CAPITALIZED SOFTWARE: In accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, it is the Company's policy to capitalize all internal use software. Capitalized software primarily consists of purchased software, outsourcing costs and internal staff costs incurred to develop the Company's Web sites. The Company's policy is to amortize these costs over one to three years.

    INCOME TAXES: The Company is included in the consolidated U.S. income tax return of Playboy Enterprises. Pursuant to a tax allocation agreement effective prior to or upon the consummation of the offering described in Note 3, the provision for income taxes of the Company has been calculated as if the Company was a stand-alone corporation filing separate tax returns.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

    CONCENTRATION OF CREDIT RISK: Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States and are denominated in U.S. dollars. Management believes its credit policies are prudent and reflect normal industry terms and business risk.


    COMPREHENSIVE INCOME: Under the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", the Company is required to report comprehensive income or losses. Comprehensive losses comprise net losses as well as certain other changes in assets and liabilities recorded in stockholder's deficit in the financial statements. There were no components of comprehensive losses other than net losses reported in the statement of operations.

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    BASIC AND DILUTED LOSS PER SHARE: Basic and diluted earnings per share have been computed for all periods using 20,312,500 which is the number of shares after the 5:4 stock split described in Note 3.


    TECHNOLOGY COSTS: Technology costs consist principally of costs associated with the maintenance of the features, content and functionality of the Company's Web sites, transaction-processing systems, telecommunications infrastructure and network operations.


    ADVERTISING COSTS: In accordance with Statement of Position 93-7, "Reporting on Advertising Costs," advertising costs are expensed as incurred. Advertising expenses were $35, $89 and $801 for the years ended December 31, 1997, 1998 and 1999, respectively.


3. EQUITY TRANSACTIONS

    On November 25, 1998, the Company was incorporated as a wholly-owned subsidiary of Playboy Enterprises and was capitalized through the authorization and issuance of common stock to Playboy Enterprises.

    On September 23, 1999, Playboy Enterprises' board of directors approved the sale of common stock of the Company through a public equity offering.


    On December 14, 1999, the Company effected a 250,000-for-one common stock split.



    On February 23, 2000, the Company effected a 0.65:1 reverse common stock split.



    On April 10, 2000 the Company effected a 5:4 common stock split. All shares and per-share amounts have been retroactively restated to reflect this stock split.


4. ARRANGEMENTS WITH PLAYBOY ENTERPRISES

    These financial statements have been prepared for inclusion in a registration statement relating to the public offering of a portion of the common stock of the Company, and Playboy Enterprises will continue to beneficially own more than 50% of the outstanding shares of common stock of the Company after the offering.

    The Company's relationship with Playboy Enterprises following the offering and separation will be governed by a number of intercompany agreements, including an asset transfer agreement; an administrative services agreement; a trademark and content license agreement; an advertising and co-promotions agreement; a fulfillment and customer services agreement; a production services agreement; a common stock registration rights agreement; and a tax allocation agreement. These agreements will become effective prior to the public offering of the Company's common stock.

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)

5. RELATED PARTY TRANSACTIONS


    The Company engages in transactions with Playboy Enterprises in the normal course of its business. These transactions include purchases of corporate services, facility rental and content usage fees, among various other transactions. Playboy Enterprises allocates these costs based on appropriate methodologies such as headcount, square footage, and the volume of transactions. For the years ended December 31, 1997, 1998 and 1999, the services provided by Playboy Enterprises amounted to $6,709, $12,478, and $24,960, respectively. In management's opinion, the methods to identify and allocate costs to the Company for these services provided by Playboy Enterprises are reasonable. However, the charges may not approximate the costs of these services if the Company was a stand-alone company for the periods reported.


6. INCOME TAXES

    Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to losses before income tax expense as a result of the following:


                                                           YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Computed expected tax benefit...........................     $ 1,161        $ 2,421        $ 3,976
Increase (decrease) in tax benefit resulting from:
  Change in valuation allowance.........................      (1,294)        (2,698)        (4,430)
  State and local income taxes, net of federal
    benefit.............................................         133            277            454
                                                             -------        -------        -------
Income tax expense (benefit)............................     $    --        $    --        $    --
                                                             =======        =======        =======


    No deferred income tax expense (benefit) was recognized, because the net benefit resulting from temporary differences in the recognition of income and expense for income tax and financial reporting purposes, was offset by a valuation allowance. The sources and tax effects of those temporary differences are prescribed below:


                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1997           1998           1999
                                                          ------------   ------------   ------------
Deferred tax assets:
  Net operating losses..................................     $ 2,549        $ 5,274        $ 9,607
  Allowance for doubtful accounts.......................          10            125            186
  Deferred revenue......................................          76            142            257
                                                             -------        -------        -------
      Total deferred tax assets.........................       2,635          5,541         10,050
Deferred tax liabilities:
  Capitalized software..................................          58            266            345
                                                             -------        -------        -------
  Net deferred tax assets...............................       2,577          5,275          9,705
  Valuation allowance...................................      (2,577)        (5,275)        (9,705)
                                                             -------        -------        -------
      Total deferred tax assets.........................     $    --        $    --        $    --
                                                             =======        =======        =======



    Net deferred tax assets, as determined on a separate company basis, have been fully offset by a valuation allowance because realization is not considered more likely than not.



    At December 31, 1999, the Company had net operating losses of $11.4 million which will expire between 2010 and 2019.

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)



7. SEGMENT INFORMATION



                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Net revenues:
  E-commerce..........................................  $     1,044   $     1,298   $     5,956
  Advertising and sponsorships........................        1,857         2,371         5,161
  Subscriptions.......................................          490         1,892         2,484
                                                        -----------   -----------   -----------
      Total net revenues..............................        3,391         5,561        13,601
                                                        -----------   -----------   -----------
Cost of revenues, related party:
  E-commerce..........................................          595           756         4,715
  Advertising and sponsorships........................          326           397           630
  Subscriptions.......................................          484         1,444         1,820
                                                        -----------   -----------   -----------
      Total cost of revenues, related party...........        1,407         2,597         7,165
                                                        -----------   -----------   -----------
Gross profit:
  E-commerce..........................................          450           542         1,241
  Advertising and sponsorships........................        1,529         1,974         4,531
  Subscriptions.......................................            5           448           664
                                                        -----------   -----------   -----------
      Total gross profit..............................        1,984         2,964         6,436
                                                        -----------   -----------   -----------
Operating expenses, related party:
  Sales and marketing.................................          497         1,853         5,034
  Content and product development.....................        1,797         3,939         7,262
  General and administrative..........................        2,369         2,860         3,094
                                                        -----------   -----------   -----------
      Total operating expenses........................        4,663         8,652        15,390
                                                        -----------   -----------   -----------
Operating loss........................................       (2,679)       (5,688)       (8,954)
Interest expense, related party.......................          639         1,229         2,405
                                                        -----------   -----------   -----------
Net loss..............................................  $    (3,318)  $    (6,917)  $   (11,359)
                                                        ===========   ===========   ===========



    The Company currently operates three segments: E-commerce; Advertising and sponsorships; and Subscriptions. The chief operating decision maker assesses the performance of these segments at the gross margin level. No segmental analysis of operating expenses or assets is performed by the Company and therefore has appropriately not been presented.



8. SUBSEQUENT EVENTS



    On February 15, 2000, the Company purchased substantially all of the assets and assumed certain liabilities of Rouze Media, Inc., which operated a Web site located at WWW.ROUZE.COM. A majority of the employees of Rouze Media, Inc., including its two founders, also joined the Company as part of the transaction. The aggregate purchase price consisted of $1,200 in cash, certain assumed liabilities plus direct costs of the transaction. $1,000 of the cash consideration represents the minimum amount

                               PLAYBOY.COM, INC.

                       (IN THOUSANDS, EXCEPT SHARE DATA)



8. SUBSEQUENT EVENTS (CONTINUED)


payable to the former owners of Rouze under a three year earn-out based on future revenues generated by ROUZE.COM.



9. 2000 STOCK INCENTIVE PLAN



    On February 21, 2000, the 2000 Stock Incentive Plan was adopted by the board of directors and approved by the Company stockholder.



    5,000,000 shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. The share reserve will automatically increase on the first trading day in January of each calendar year, beginning in January 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day in December of the preceding calendar year, but in no event will this annual increase exceed 750,000 shares. In addition, in no event may one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 1,250,000 shares in the aggregate per calendar year.



    The 2000 Stock Incentive Plan will be divided into two separate programs:



    - the discretionary option grant program under which eligible individuals in the employ of Playboy.com or Playboy Enterprises may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator; and



    - the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services.



    The board will be able to amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than February 20, 2010.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
  Playboy.com, Inc.


    In our opinion, the accompanying balance sheet and the related statement of operation, of cash flows, and of stockholders' deficit present fairly, in all material respects, the financial position of Rouze Media, Inc. (the "Company") at December 31, 1999 and the results of its operations and its cash flows for the period from February 17, 1999 to December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
April 10, 2000

                               ROUZE MEDIA, INC.

                                 BALANCE SHEET


                            AS OF DECEMBER 31, 1999



                                 ASSETS
Current assets:
  Cash and cash equivalents.................................  $   45,528
  Accounts receivable.......................................       7,698
  Prepaid assets............................................       2,327
                                                              ----------
        Total current assets................................      55,553
                                                              ----------
Furniture and equipment, net................................      98,271
Capitalized software, net...................................      39,285
                                                              ----------
        Total assets........................................  $  193,109
                                                              ==========
                 LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable..........................................  $   70,218
  Accrued salaries, wages and employee benefits.............      24,798
  Deposit...................................................     100,000
  Short-term debt (related party of $626,259)...............     774,850
                                                              ----------
        Total current liabilities...........................     969,866
  Long-term debt, related party.............................      84,633
                                                              ----------
        Total liabilities...................................   1,054,499
                                                              ----------
Commitments and contingencies

Stockholders' deficit:
  Preferred stock, no par value; authorized 1,600,000;
    no shares issued or outstanding.........................          --
  Common stock, no par value; authorized 15,000,000;
    4,500,000 shares issued and outstanding.................          --
  Accumulated deficit.......................................    (861,390)
                                                              ----------
        Total stockholders' deficit.........................    (861,390)
                                                              ----------
        Total liabilities and stockholders' deficit.........  $  193,109
                                                              ==========



   The accompanying notes are an integral part of these financial statements.

                               ROUZE MEDIA, INC.

                            STATEMENT OF OPERATIONS


           FOR THE PERIOD FROM FEBRUARY 17, 1999 TO DECEMBER 31, 1999



Revenues....................................................  $   10,070

Operating expenses:
  Sales and marketing.......................................     308,282
  Content and product development...........................     354,227
  General and administrative................................     185,729
                                                              ----------
      Total operating expenses..............................     848,238
                                                              ----------
Operating loss                                                  (838,168)
Interest expense, net (related party of $11,878)............     (23,222)
                                                              ----------
      Net loss..............................................  $ (861,390)
                                                              ==========
Weighted average number of common shares outstanding:
  Basic.....................................................   4,500,000
                                                              ==========
  Diluted...................................................   4,500,000
                                                              ==========
Basic and diluted loss per share............................  $    (0.19)
                                                              ==========



   The accompanying notes are an integral part of these financial statements.

                               ROUZE MEDIA, INC.

                            STATEMENT OF CASH FLOWS


           FOR THE PERIOD FROM FEBRUARY 17, 1999 TO DECEMBER 31, 1999



Cash flows from operating activities:
  Net loss..................................................  $(861,390)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................     38,970
    Interest expense........................................     23,470
    Increase (decrease) in cash attributable to changes in
      assets and liabilities:
      Accounts receivable...................................     (7,698)
      Prepaid assets........................................     (2,327)
      Accounts payable......................................     70,218
      Accrued salaries, wages and employee benefits.........     24,798
                                                              ---------
      Net cash used in operating activities.................   (713,959)
                                                              ---------

Cash flows from investing activities:
  Proceeds from deposit.....................................    100,000
  Capital expenditures......................................   (107,507)
  Software development costs capitalized....................    (69,019)
                                                              ---------
      Net cash used in investing activities.................    (76,526)

Cash flows from financing activities:
  Proceeds from issuance of debt............................    836,013
                                                              ---------
      Net cash provided by financing activities.............    836,013
                                                              ---------

Net increase in cash and cash equivalents...................     45,528

Cash and cash equivalents, beginning of period..............         --
                                                              ---------

Cash and cash equivalents, end of period....................  $  45,528
                                                              =========



   The accompanying notes are an integral part of these financial statements.

                               ROUZE MEDIA, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT


           FOR THE PERIOD FROM FEBRUARY 17, 1999 TO DECEMBER 31, 1999



                                                       COMMON STOCK                          TOTAL
                                                   ---------------------   ACCUMULATED   STOCKHOLDERS'
                                                    SHARES     PAR VALUE     DEFICIT        DEFICIT
                                                   ---------   ---------   -----------   -------------
Common stock issued on incorporation.............  4,500,000     $ --       $      --      $      --
Net loss.........................................         --       --        (861,390)      (861,390)
                                                   ---------     ----       ---------      ---------
Balance at December 31, 1999.....................  4,500,000     $ --       $(861,390)     $(861,390)
                                                   =========     ====       =========      =========



   The accompanying notes are an integral part of these financial statements.

                               ROUZE MEDIA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS


    Rouze Media, Inc. (the "Company") operates a free Web site located at ROUZE.COM. Launched in September 1999, ROUZE.COM offers entertainment content targeted to young men, including articles, pictorials, interviews with celebrities and sports stars, interactive games and an online emporium that features gifts and gadgets.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The Company was incorporated on February 17, 1999 as a California corporation. These financial statements reflect the operations of the Company since its date of inception.

REVENUE RECOGNITION

    Revenues are derived from the sale of advertising and e-commerce.

    Revenue from the sale of advertising is recognized ratably over the period in which the advertising is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. The Company's obligations typically include a guaranteed minimum number of impressions based upon pages viewed by users of the Company's Web site. To the extent minimum guaranteed impressions are not met, revenue is deferred and is recognized as the required impressions are delivered.


    The Company has not included advertising revenues resulting from barter transactions in these financial statements. Such revenue is primarily derived from barter transactions with other Internet-related companies. The Company does not have a historical practice of receiving or paying cash for similar advertising barter transactions and has, therefore, not recorded barter transaction revenues in accordance with the provisions of Emerging Issues Task Force Abstract 99-17.



    E-commerce revenue consists of commission revenue and is earned by the Company from e-commerce partners for transactions processed through the Company's Web sites. Revenue is recognized when the order is transmitted to such partner. In commission sales, the Company processes orders in exchange for a commission on the sale of the vendor's merchandise. At the conclusion of the sale, the Company forwards the order information to the vendor, which then charges the customer's credit card and ships the merchandise directly to the customer. In a commission sale transaction, the Company does not take title or possession of the merchandise, and the vendor assumes all the risk of credit card chargebacks.


FAIR VALUE OF FINANCIAL INSTRUMENTS


    Financial instruments, including accounts receivable, accounts payable, and other liabilities and accrued expenses, approximate fair value based on the short-term maturity of these items.


CASH AND CASH EQUIVALENTS


    Cash equivalents are temporary cash investments with a maturity of three months or less at date of purchase and are stated at cost, which approximates market value.

                               ROUZE MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FURNITURE AND EQUIPMENT

    The Company's fixed assets consist of furniture, computer hardware and telephone equipment, stated at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets.

Furniture...................................................  8 years
Computer hardware...........................................  5 years
Telephone equipment.........................................  3 years

CAPITALIZED SOFTWARE


    In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", it is the Company's policy to capitalize all internal use software. Capitalized software primarily consists of purchased software, outsourcing costs and internal staff costs incurred to develop the Company's Web sites. The Company's policy is to amortize these costs over one year.


INCOME TAXES

    The Company applies the asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk pricipally consist of accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located primarily in the United States and are denominated in U.S. dollars. Management believes its credit policies are prudent and reflect normal industry terms and business risks.

COMPREHENSIVE INCOME

    Under the provisions of Statement of Financial Accounting Standards
No. 130, "Reporting Comprehensive Income", the Company is required to report comprehensive income or losses. Comprehensive losses comprise net losses as well as certain other changes in assets and liabilities recorded in stockholders' deficit in the financial statements. There were no components of comprehensive losses other than net losses reported in the statement of operations.

                               ROUZE MEDIA, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
SEGMENT INFORMATION


    Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information", requires that management identify operating segments based on the way that management disaggregates the entity for making internal operating decisions. The Company currently operates under the definition of one segment.


BASIC AND DILUTED LOSS PER SHARE


    In connection with its incorporation on February 17, 1999 the Company issued 90,000 common shares. On July 22, 1999, the Company effected a stock split, which increased the number of outstanding common shares to 4,500,000. Basic and diluted loss per share for all periods presented have been calculated using the 4,500,000 common shares.


STOCK-BASED COMPENSATION


    The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock-based employee compensation arrangements and discloses pro forma net income and earnings per share information on its footnotes as if the fair value method suggested in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") had applied.


TECHNOLOGY COSTS

    Technology costs, which are included in content and product development expenses, consist principally of costs associated with the maintenance of the features, content and functionality of the Company's Web sites, transaction-processing systems, telecommunications infrastructure and network operations.

ADVERTISING COSTS


    In accordance with Statement of Position 93-7, "Reporting on Advertising Costs", advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expenses were $5,000 for the period February 17, 1999 to December 31, 1999.


3. EQUITY TRANSACTIONS

    On February 17, 1999, the Company was incorporated in the State of California and was capitalized through the authorization and issuance of common stock.

    On July 2, 1999, the Company effected a 50:1 common stock split. All shares and per-share amounts have been retroactively restated to reflect this stock split.

                               ROUZE MEDIA, INC.

4. LONG AND SHORT-TERM DEBT



    The Company issued a series of promissory notes payable to the founders of the Company, Allen and Lauren Blankenship. The principal and accrued interest amounts are payable on the due dates. A summary of the terms of the notes is as follows:



DATE OF ISSUANCE                                         PRINCIPAL   INTEREST RATE      DUE DATE
----------------                                         ---------   -------------   --------------
May 21, 1999...........................................  $ 80,000        9.50%       May 20, 2001
June 30, 1999..........................................    20,000        0.00%       Upon Demand
August 5, 1999.........................................     4,013        0.00%       Upon Demand
August 20, 1999........................................   135,000        5.43%       Upon Demand
September 22, 1999.....................................   155,000        5.42%       Upon Demand
September 23, 1999.....................................    10,000        5.57%       Upon Demand
November 5, 1999.......................................   165,000        5.57%       Upon Demand
November 30, 1999......................................     5,000        0.00%       Upon Demand
December 27, 1999......................................   125,000        5.74%       Upon Demand
                                                         --------
Total, related party...................................  $699,013
                                                         ========



    On November 8, 1999 the Company issued a convertible note in the principal amount of $137,000 which bears interest at 8%. Principal and accrued interest are payable on December 1, 2000 unless the Company receives equity financing of no less than $500,000, in which case the note converts into shares of the Company's common stock. The number of shares of stock to be issued upon the conversion equals the amount of principal and interest outstanding at that time divided by the price per share of the stock sold in the financing.



    In addition, other short-term borrowings include a $10,000 obligation.



    Debt is reflected on the balance sheet as follows:



SHORT-TERM DEBT
Principal...................................................  $756,013
Other.......................................................    10,000
Accrued interest............................................     8,837
                                                              --------
Balance at December 31, 1999................................  $774,850
                                                              ========

LONG-TERM DEBT
Principal...................................................  $ 80,000
Accrued interest............................................     4,633
                                                              --------
Balance at December 31, 1999................................  $ 84,633
                                                              ========

                               ROUZE MEDIA, INC.

5. INCOME TAXES

    Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to losses before income tax expense as a result of the following:

Computed expected tax benefit...............................  $ 266,253
Increase (decrease) in tax benefit resulting from:
  Change in valuation allowance.............................   (296,682)
  State and local income taxes, net of federal benefit......     30,429
                                                              ---------
    Income tax expense (benefit)............................  $      --
                                                              =========


    No deferred income tax expense (benefit) was recognized because the net benefit resulting from temporary differences in the recognition of income and expense for income tax and financial reporting purposes, was offset by a valuation allowance. The sources and tax effects of those temporary differences are prescribed below:



Deferred tax asset:
  Net operating losses......................................  $ 344,000
                                                              ---------
    Total deferred tax asset................................    344,000
Deferred tax liabilities:
  Fixed assets..............................................     38,000
  Capitalized software......................................     15,000
                                                              ---------

Net deferred tax assets.....................................    291,000
Valuation allowance.........................................   (291,000)
                                                              ---------
    Total deferred tax assets...............................  $      --
                                                              =========



    Net deferred tax assets have been fully offset by a valuation allowance because realization is not considered more likely than not.



    At December 31, 1999, the Company had net operating losses of approximately $861,000 all expiring in 2019.


6. STOCK OPTIONS


    Options are issued to certain employees to purchase shares of common stock at not less than the fair market value of the shares on the grant date. The options vest over 4 years and expire 10 years from the grant date.



    Stock options are accounted for under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized related to these options as the exercise price equaled the fair market value of the stock at the date of the grant. Under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), compensation expense is measured at the grant date based on the fair value of the award and is recognized over the vesting period. The Company has adopted the disclosure-only provisions of Statement 123.

                               ROUZE MEDIA, INC.

6. STOCK OPTIONS (CONTINUED)

    For purposes of Statement 123 pro forma net income and earnings per share calculations, the fair value of each option grant is estimated as of the date of grant utilizing the Black-Scholes option pricing model with assumptions as follows:



Exercise price..............................................  $        0.15
Weighted average risk free interest rate....................        5.9031%
Expected term...............................................        4 years
Dividend yield..............................................             0%
Price volatility............................................          0.01%
Weighted average fair value.................................  $        0.03


    The stock option activity for the period February 17, 1999 to December 31, 1999 was:

                                                        NUMBER OF     OPTION PRICE
                                                      OPTION SHARES    PER SHARE
                                                      -------------   ------------
Outstanding, February 17, 1999......................           --            --
Granted.............................................      590,750         $0.15
Canceled............................................     (135,000)         0.15
                                                         --------         -----
Outstanding, December 31, 1999......................      455,750         $0.15
                                                         ========         =====


    Had compensation expense for these options been determined consistent with Statement 123, the Company's net income and basic and diluted EPS would have been reduced to the following pro forma amounts (in thousands, except per share amounts):



Net income:
  As reported...............................................  $(861,390)
  Pro forma.................................................   (864,894)
                                                              =========
Basic EPS:
  As reported...............................................  $   (0.19)
  Pro forma.................................................      (0.19)
                                                              =========
Diluted EPS:
  As reported...............................................  $   (0.19)
  Pro forma.................................................      (0.19)
                                                              =========

                               ROUZE MEDIA, INC.

7. EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share:


                                                                             WEIGHTED
                                                             NET LOSS     AVERAGE SHARES   PER SHARE
                                                            (NUMERATOR)   (DENOMINATOR)     AMOUNTS
                                                            -----------   --------------   ---------
Period from February 17, 1999 to December 31, 1999:

Basic EPS:
  Loss available to common stockholders...................   $(861,390)     $4,500,000      $(0.19)
                                                             =========      ==========      ======
Effect of dilutive options

Diluted EPS:
  Loss available to common stockholders plus assumed
    conversions...........................................   $(861,390)     $4,500,000      $(0.19)
                                                             =========      ==========      ======


8. SUBSEQUENT EVENTS

    On February 15, 2000, Playboy.com, Inc. purchased substantially all of the assets and assumed certain liabilities of the Company. A majority of the employees of the Company, including its two founders, also joined Playboy.com, Inc, as part of the transaction. The aggregate purchase price consisted of $1,200,000 in cash, certain assumed liabilities plus direct costs of the transaction. $100,000 of the $1,200,000 cash consideration was received by the Company as a no-shop payment prior to year end. This payment has been reflected as a deposit as of December 31, 1999.


    Prior to the close of the Playboy.com, Inc. transaction, all stock options outstanding were canceled as a condition of closing. In addition, outstanding debt (see Note 4), amounting to $865,937, was paid off as a condition of closing.

                          UNAUDITED PRO FORMA COMBINED



                             FINANCIAL INFORMATION



The following unaudited pro forma combined financial information assumes the acquisition of Rouze Media, Inc. ("Rouze") by Playboy.com, Inc. ("Playboy.com") accounted for using the purchase method of accounting and is based on the respective historical financial statements and the notes thereto, which are included in this Registration Statement. The unaudited pro forma combined balance sheet gives effect to this acquisition as if it had occurred on December 31, 1999 and combines Playboy.com's December 31, 1999 audited balance sheet with the December 31, 1999 audited balance sheet of Rouze. The unaudited pro forma statement of operations gives effect to the acquisition as if it had occurred on February 17, 1999, the inception date of Rouze.



    The unaudited pro forma information included herein is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition been consummated at the beginning of the period presented, nor is it necessarily indicative of future operating results or financial position.



    These pro forma financial statements are based on, and should be read in conjunction with, the historical financial statements and the related notes thereto of Playboy.com and Rouze included in this registration statement.

                        PRO FORMA COMBINED BALANCE SHEET



                                  (UNAUDITED)



                                 (IN THOUSANDS)



                            AS OF DECEMBER 31, 1999



                                                  PLAYBOY.COM,      ROUZE       PRO FORMA       PRO FORMA
                                                      INC.       MEDIA, INC.   ADJUSTMENTS      COMBINED
                                                  ------------   -----------   -----------      ---------
Assets:
  Cash and cash equivalents.....................    $     --       $   46         $   --        $     46
  Accounts receivable, net......................       1,440            8             --           1,448
  Inventories...................................       1,582           --             --           1,582
  Prepaid expenses and other current assets.....       1,945            2             --           1,947
                                                    --------       ------         ------        --------
        Total current assets....................       4,967           56             --           5,023
  Furniture and equipment, net..................          --           98             --              98
  Capitalized software, net.....................         885           39             --             924
  Goodwill......................................          --           --          1,102(2a)       1,102
                                                    --------       ------         ------        --------
        Total assets............................    $  5,852       $  193         $1,102        $  7,147
                                                    ========       ======         ======        ========
Liabilities:
  Accounts payable..............................    $  3,212       $   70         $   --        $  3,282
  Accrued salaries, wages and employee
    benefits....................................         325           25             --             350
  Deposit.......................................          --          100           (100)(2b)         --
  Deferred revenues.............................         659           --             --             659
  Other liabilities and accrued expenses........         254           --             --             254
  Short-term debt...............................          --          774           (774)(2c)      1,000
                                                                                   1,000 (2d)
                                                    --------       ------         ------        --------
        Total current liabilities...............       4,450          969            126           5,545
  Long-term debt, related party.................          --           85            (85)(2c)         --
                                                    --------       ------         ------        --------
        Total liabilities.......................       4,450        1,054             41           5,545
                                                    --------       ------         ------        --------
Commitments and contingencies

Stockholders' deficit:
  Preferred stock...............................          --           --             --              --
  Common stock..................................         203           --             --             203
  Capital in excess of par value................      26,402           --            200 (2e)     26,602
  Accumulated deficit...........................     (25,203)        (861)           861 (2f)    (25,203)
                                                    --------       ------         ------        --------
        Total stockholders' deficit.............       1,402         (861)         1,061           1,602
                                                    --------       ------         ------        --------
        Total liabilities and stockholders'
          deficit...............................    $  5,852       $  193         $1,102        $  7,147
                                                    ========       ======         ======        ========



   The accompanying notes are an integral part of these financial statements.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS



                                  (UNAUDITED)



                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                          YEAR ENDED DECEMBER 31, 1999



                                             PLAYBOY.COM,      ROUZE       PRO FORMA     PRO FORMA
                                                 INC.       MEDIA, INC.   ADJUSTMENTS    COMBINED
                                             ------------   -----------   -----------   -----------
Net Revenues:
  E-commerce...............................  $     5,956    $       10    $        --   $     5,966
  Advertising and sponsorships.............        5,161            --             --         5,161
  Subscriptions............................        2,484            --             --         2,484
                                             -----------    ----------    -----------   -----------
      Total net revenues...................       13,601            10             --        13,611
                                             -----------    ----------    -----------   -----------
Cost of revenues, related party:
  E-commerce...............................        4,715            --             --         4,715
  Advertising and sponsorships.............          630            --             --           630
  Subscriptions............................        1,820            --             --         1,820
                                             -----------    ----------    -----------   -----------
      Total cost of revenues, related
        party..............................        7,165            --             --         7,165
                                             -----------    ----------    -----------   -----------
      Gross profit.........................        6,436            10             --         6,446
                                             -----------    ----------    -----------   -----------
Operating expenses:
  Sales and marketing......................        5,034           308             --         5,342
  Content and product development..........        7,262           354             --         7,616
  General and administrative...............        3,094           186            367 (3a)       3,647
                                             -----------    ----------    -----------   -----------
      Total operating expenses.............       15,390           848            367        16,605
                                             -----------    ----------    -----------   -----------
      Operating loss.......................       (8,954)         (838)          (367)      (10,159)
Interest expense...........................        2,405            23            120 (3b)       2,548
                                             -----------    ----------    -----------   -----------
Net loss...................................  $   (11,359)   $     (861)   $      (487)  $   (12,707)
                                             ===========    ==========    ===========   ===========
Weighted average number of common shares
  outstanding:
  Basic....................................   20,312,500     4,500,000     (4,500,000)   20,312,500
                                             ===========    ==========    ===========   ===========
  Diluted..................................   20,312,500     4,500,000     (4,500,000)   20,312,500
                                             ===========    ==========    ===========   ===========
Basic and diluted net loss per share.......  $     (0.56)   $    (0.19)   $      0.11   $     (0.63)
                                             ===========    ==========    ===========   ===========



   The accompanying notes are an integral part of these financial statements.

                          NOTES TO UNAUDITED PRO FORMA



                         COMBINED FINANCIAL STATEMENTS



NOTE 1--These unaudited pro forma combined financial statements give effect to acquisition of Rouze by Playboy.com as if it had occurred on the date or at the beginning of the period presented, reflecting the payment of $1,200,000 cash by Playboy.com for substantially all of the assets of Rouze, together with the assumption of certain liabilities of Rouze. The unaudited pro forma combined balance sheet gives effect to the combination as if it had occurred on December 31, 1999 and combines Playboy.com's December 31, 1999 audited balance sheet with the December 31, 1999 audited balance sheet of Rouze. The unaudited pro forma statement of operations gives effect to the acquisition as if it had occurred at February 17, 1999, the inception of Rouze.



NOTE 2--The adjustments to the unaudited pro forma combined balance sheet are as follows:



    (a) Reflects $1,102 goodwill which represents the $1,200 cash consideration less the $98 net assets assumed. The goodwill is amortized over three years.



    (b) Elimination of the $100 no-shop payment made by Playboy.com to Rouze in connection with the Rouze acquisition.



    (c) Repayment of $774 long-term and $85 short-term Rouze debt concurrent with the Rouze acquisition.



    (d) Reflects $1,000 short-term debt to Playboy Enterprises, Inc. in connection with the cash consideration provided for the purpose of the Rouze acquisition.



    (e) Reflects a $200 contribution to Playboy.com's capital by Playboy Enterprises, Inc. in association with the consideration provided in the Rouze acquisition.



    (f) Elimination of Rouze's accumulated deficit in connection with the Rouze acquisition.



NOTE 3--The adjustments to the unaudited pro forma combined statement of operations are as follows:



    (a) Reflects one year of amortization expense of the goodwill generated in the Rouze acquisition.



    (b) Reflects one year of interest expense on the $1,000 note payable to Playboy Enterprises, Inc. in connection with the Rouze acquisition which bears interest at 12%.



NOTE 4--The pro forma combined per share amounts in the unaudited pro forma combined statement of operations have been computed using the 20,312,500 shares of common stock of Playboy.com resulting from the stock split effected on April 7, 2000, as noted in Note 3 of the financial statements of Playboy.com outstanding during each period presented. Pro forma basic and diluted net loss per share are the same because all common stock equivalents outstanding during the periods presented were anti-dilutive.



NOTE 5--There were no material differences between the accounting policies of Playboy.com and Rouze.

                                  [BACK COVER]

                           [COLOR ARTWORK TO FOLLOW]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth an estimate of the costs and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the common stock being registered.


SEC registration fee........................................  $   13,200
NASD fee....................................................       5,500
NASDAQ listing fee..........................................      95,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     400,000
Printing expenses...........................................     250,000
Blue sky fees and expenses..................................      10,000
Transfer Agent and Registrar fees and expenses..............      12,500
Miscellaneous...............................................      93,800
                                                              ----------
    Total...................................................  $1,380,000
                                                              ==========


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The registrant's certificate of incorporation in effect as of the date hereof, and the registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. The registrant intends to obtain liability insurance for its officers and directors prior to the closing of this offering.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding

(whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    In November 1998, 100 shares of common stock were issued to Playboy Enterprises in connection with the formation of Playboy.com, a transaction exempt from Section 5 of the Securities Act pursuant to Section 4(2) thereof. In December 1999, pursuant to a stock split, these shares were converted into a total of 25,000,000 shares of common stock. In February 2000, pursuant to a reverse stock split, the 25,000,000 shares of common stock were converted into a total of 16,250,000 shares of common stock. In April 2000, pursuant to a stock split, the 16,250,000 shares of common stock were converted into a total of 20,312,500 shares of common stock.



    During 2000, the registrant has granted        options to purchase shares of
our common stock at an exercise price of $   per share. These grants were made
in reliance upon exemption from registration pursuant to either
(i) Section 4(2) of the Securities Act of 1933, as amended or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended.



    No underwriters were involved in connection with the sales of securities referred to in this Item 15.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1*            Form of underwriting agreement.

        3.1**           Certificate of incorporation.

        3.2**           Amendment to certificate of incorporation.

        3.3             Amendment to certificate of incorporation

        3.4*            Form of amended and restated certificate of incorporation to be in effect upon the closing of this offering.

        3.5**           Bylaws.

        3.6*            Form of amended and restated bylaws to be in effect upon the closing of this offering.

        4.1*            Specimen common stock certificate.

        4.2             Please see Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for
                        provisions of the certificate of incorporation and bylaws of the registrant defining the rights of holders of common
                        stock of the registrant.

        5.1             Opinion of Brobeck, Phleger & Harrison LLP.

       10.1             2000 Stock Incentive Plan.

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
       10.2             Employment Agreement between the registrant and Kevin Mayer.

       10.3             Employment Agreement between the registrant and Paul Kallis.

       10.4 Registration Rights Agreement between the registrant and Playboy Enterprises.

       10.5*            Master Intercompany Agreement.

       10.6*            Trademark License Agreement.

       10.7*            Content Supply and License Agreement.

       10.8*            Asset Transfer Agreement.

       10.9*            Advertising and Co-Promotion Agreement.

       10.10*           Administrative Services Agreement.

       10.11*           Supply and Fulfillment Services Agreement.

       10.12*           Online Gaming Agreement.

       10.13*           Tax Allocation Agreement.

       23.1             Consent of PricewaterhouseCoopers LLP.

       23.2             Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).

       24.1**           Powers of Attorney.

       27.1             Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Supplied previously as an exhibit to Form S-1 filed on January 10, 2000.

    (b) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424
       (b) (1) or (4) or 497 (h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on this 12th day of April, 2000.



                                                       PLAYBOY.COM, INC.

                                                       By:               /s/ KEVIN MAYER
                                                            -----------------------------------------
                                                                        Name: Kevin Mayer
                                                                Title: Chief Executive Officer and
                                                                            President



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities indicated below on April 12, 2000:



                      SIGNATURE                                           TITLE(S)
                      ---------                                           --------
                   /s/ KEVIN MAYER                     Chief Executive Officer, President and
     -------------------------------------------         Director
                     Kevin Mayer                         (Principal Executive Officer)

                 /s/ PAUL D. KALLIS
     -------------------------------------------       Acting Chief Financial Officer
                   Paul D. Kallis                        (Principal Financial and Accounting Officer)

                 /s/ CHRISTIE HEFNER
     -------------------------------------------       Chairman of the Board of Directors
                   Christie Hefner

                  /s/ EDWARD MULLEN
     -------------------------------------------       Vice Chairman of the Board of Directors
                    Edward Mullen

                          *
     -------------------------------------------       Director
                  Donald G. Drapkin

                          *
     -------------------------------------------       Director
                   Linda G. Havard



*By:                   /s/ CHRISTIE HEFNER
             --------------------------------------
                         Christie Hefner
                        Attorney-in-fact

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------   ------------------------------------------------------------
        1.1*            Form of underwriting agreement.

        3.1**           Certificate of incorporation.

        3.2**           Amendment to certificate of incorporation

        3.3             Amendment to certificate of incorporation

        3.4*            Form of amended and restated certificate of incorporation to be in effect upon the closing of this offering.

        3.5**           Bylaws.

        3.6*            Form of amended and restated bylaws to be in effect upon the closing of this offering.

        4.1*            Specimen common stock certificate.

        4.2             Please see Exhibits 3.1, 3.2, 3.3, 3.4, 3.5 and 3.6 for
                        provisions of the certificate of incorporation and bylaws of the Registrant defining the rights of holders of common
                        stock of the Registrant.

        5.1             Opinion of Brobeck, Phleger & Harrison LLP.

       10.1             2000 Stock Incentive Plan.

       10.2             Employment Agreement between the registrant and Kevin Mayer.

       10.3             Employment Agreement between the registrant and Paul Kallis.

       10.4 Registration Rights Agreement between the registrant and Playboy Enterprises.

       10.5*            Master Intercompany Agreement.

       10.6*            Trademark License Agreement.

       10.7*            Content Supply and License Agreement.

       10.8*            Asset Transfer Agreement.

       10.9*            Advertising and Co-Promotion Agreement.

       10.10*           Administrative Services Agreement.

       10.11*           Supply and Fulfillment Services Agreement.

       10.12*           Online Gaming Agreement.

       10.13*           Tax Allocation Agreement.

       23.1             Consent of PricewaterhouseCoopers LLP.

       23.2             Consent of Brobeck, Phleger & Harrison LLP (included in
                        Exhibit 5.1).

       24.1**           Powers of Attorney.

       27.1             Financial Data Schedule.


------------------------

*   To be filed by amendment.

**  Supplied previously as an exhibit to Form S-1 filed on January 10, 2000.